Exhibit 99.1

Ciba

ANNUAL REPORT

Ciba Specialty Chemicals

Business Review 2006

ANNUAL REPORT Ciba Specialty Chemicals Business Reivew 2006

FINANCIAL SUMMARY 2006
(In millions of Swiss francs, except per share data)

STATEMENTS OF INCOME	Excluding restructuring, impairment and other charges		Including restructuring, impairment and other charges
Year ended December 31,	2006	2005	2006	2005
Net sales	6 352	6 035	6 352	6 035
Gross profit	1 849	1 736	1 849	1 736
Restructuring, impairment and other charges(a)			(69)	(120)
Operating Income	531	509	462	389
Financial income and expense, net	(161)	(137)	(161)	(137)
Income from continuing operations before income taxes and minority interest	370	372	301	252
Provision for income taxes	(61)	(82)	(39)	(48)
Minority interest	(3)	(4)	(3)	(4)
Income from continuing operations	306	286	259	200
Earnings per share from continuing operations	4.62	4.38	3.91	3.06

Loss from discontinued operations, net of tax(b)			(300)	(456)
Loss per share from discontinued operations			(4.54)	(6.98)

Net loss			(41)	(256)
Net loss per share			(0.63)	(3.92)

BALANCE SHEETS
December 31,			2006	2005
Current assets			3 554	4 267
Property, plant and equipment, net			2 576	2 693
Other long-term assets			2 951	3 652
Total assets			9 081	10 612
Current liabilities			1 566	1 891
Long-term liabilities			4 226	4 738
Minority interests			75	80
Shareholders' equity(c)			3 214	3 903
Total liabilities and shareholders' equity			9 081	10 612

Net debt			1 854	1 942

STATEMENTS OF CASH FLOWS
Year ended December 31,			2006	2005
Net cash provided by operating activities			422	407
Net cash used in investing activities			(159)	(292)
Net cash used in financing activities			(491)	(526)
Effect of exchange rate changes on cash and cash equivalents			4	53
Net decrease In cash and cash equivalents			(224)	(358)

Free cash flow			195	176
Free cash flow Including restructuring payments, net(d)			127	94

(a)  Restructuring, impairment and other charges included in income from continuing operations include charges incurred in connection with Protect Shape and the Operational Agenda, each of which is described in the Company's 2006 annual report.
(b)  For the year ended December 31, 2006, the loss from discontinued operations, net of tax, consists primarily of the CHF 353 million combined loss, net of tax, on the sales in 2006 of the Textile Effects and Masterbatch businesses. This was partially offset by CHF 53 million combined income from the results of operations, net of tax, of these businesses as well as from the release of certain tax reserves that had existed in connection with the Company's divestment of the Performance Polymers business In 2000 following the settlement in 2006 or tax audits and other events. For the year ended December 31, 2005, the loss from discontinued operations, net of tax, includes the CHF 486 million combined results of operations, net of tax, of the Textile Effects (including the segment impairment) and Masterbatch businesses during the period. This was partially offset by CHF 30 million income, net of tax, from the release of previously established reserves as the result of the settlement of a pension-related lawsuit that had existed in connection with the Company's divestment to the Performance Polymers business in 2000.

Ciba Specialty chemicals / Business review 2006

SALES in millions CHF Percentage change in in local 2006 2005 CHF currencies(e) PA 2 090 1 938 +8 +7 CE 1 801 1 703 +6 +5 WPT 2 461 2 394 +3 +1 Total 6 352 6 035 +5 +4 PA - Plastic Additives WPT - Water & Paper Treatment CE - Coating Effects OPERATING INCOME1 in millions CHF Percentage change 2006 2005 in CHF PA 312 260 +20 CE 244 226 +8 WPT 81 128 -37 Corporate (106) (105) - Total 531 509 +5 2005 2006 1 before restructuring, impairment and other charges 1 before restructuring, impairment and other charges 2 before restructuring payments GROUP SALES in billions CHF 7 6 5 4 3 2 1 0 FREE CASH FLOW2 in millions CHF 200 175 150 125 100 75 500 25 0 2500 2000 1500 1000 500 0 400 320 240 160 80 0 PA CE WPT PA CE WPT OPERATING INCOME1 in millions CHF 600 500 400 300 200 100 1 before restructuring, impairment and other charges OPERATING INCOME MARGIN1 as a percentage of sales 10 8 6 4 2 0 2005 results, as reported. 2005 2006 2005 2006 Coating Effects 28% Plastic Additives 33% 39% Water & Paper Treatment Water & Paper Treatment 13% Plastic Additives 49% Coating Effects 38% SHARE PRICE DEVELOPMENT INDEX 2001-2006 120 100 80 60 40 20 0 2001 2002 2003 2004 2005 2006 Ciba Specialty Chemicals Swiss Market Index (SMI®) (c) The 2006 balance sheet reflects the non-cash impact on pension accounting from the adoption of SFAS No. 158, a new US GAAP accounting standard published in September 2006. The effect of this new accounting rule reduced other long-term assets by CHF 704 million, increased other long-term liabilities by CHF 127 million and, through “accumulated other comprehensive loss”, reduced shareholders’ equity by CHF 623 million, net of deferred income taxes of CHF 208 million. The adoption of this new accounting standard for 2006 and future years has no impact on cash flows or on the statement of income. It merely brings onto the Company’s balance sheet information that previously had been fully disclosed in footnotes to the financial statements. (d) Net of proceeds from restructuring-related asset sales. (e) Change in percent in local currencies reflects the percent change in (i) 2006 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2005 and (ii) 2005 results as reported.

WHO WE ARE

Ciba Specialty Chemicals creates effects to improve the quality of life. These high value effects enhance the performance, look and feel of our customers' products. In addition, we offer a wide range of knowledge-based services and expertise, providing customers with complete solutions to help them succeed. We serve a number of major markets, including the Paper, Plastics, Printing, Packaging, Lubricants, Automotive, Construction, Electronics, Water Treatment, Agriculture and Home & Personal Care industries.

CONTENTS

Ciba Specialty Chemicals at a Glance	2
Chairman's Statement	4
Organizational Leadership	6
Milestones 2006	8
Business Review	10
Building on our Strengths	12
Improving Efficiency	16
Creating Future Opportunities	20
Acting Responsibly	24
People	26
Community	28
Environment	30
Eco Efficiency	32
Corporate Governance	36
Organizational Structure	37

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CIBA SPECIALTY CHEMCALS AT A GLANCE

OUR CUSTOMERS Ciba Specialty Chemicals offers integrated solutions for many of the world’s largest industries, including Paper, Plastics, Printing, Packaging, Lubricants, Automotive, Construction, Electronics, Water Treatment, Agriculture and Home & Personal Care. We follow a tailored approach to individual customer needs - whether it’s UV absorbers for sunscreen, hardening of coatings and electronic components with UV light, high-performance pigments for architectural paints or process chemicals for paper. At the same time, we bring together the capabilities of the whole company to address the needs of our customers, creating a strategic partnership that links our core competencies with the end-user market. OUR BUSINESS Wherever there is the opportunity to provide value beyond chemistry, you’ll find Ciba Specialty Chemicals. With our strong portfolio of proprietary technologies, we offer solutions to a broad range of customer needs. Our products protect plastic, coatings, wood and human skin from the harmful effects of sunlight, heat, air or mechanical stress. We are improving efficiency at every stage of the papermaking process as well as the appearance and performance of the final product. We help companies and cities manage their vital water resources. We create color for plastics, paints, inks, paper, wood and even hair. We use UV light to dry and harden coatings, printed layers and electronic components. Our permanent commitment to chemical research and process development means that we can synthesize complex functional molecules quickly and economically. Innovation drives our business. OUR LOCATIONS Ciba Specialty Chemicals is a global company, with over 60 production sites in 20 countries, 22 R&D centers in 12 countries and over 14,000 employees. We are a customer-focused business with a balanced geographical presence. We were among the first foreign specialty chemicals companies to enter the Asian market, in China in 1886. We are investing in new production facilities in China and Singapore, as well as in an expansion of our operations in India. We are also expanding our market position in Latin America, Eastern Europe and the Middle East, and continue to have strong customer partnerships in NAFTA and Europe. Automotive 10% Paper Process 11% 12% Construction Extraction 3% 3% Fibers Paper Coating 9% Imaging & Publication 5% 17% Packaging 4% Electronics 3% Home & Fabric Care 4% Durable Goods Agricultural 3% Personal Care 3% Others 6% 3% Oils & Lubricants 4% Pollution Control

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CHAIRMAN'S
STATEMENT

2006 has been a year of transformation for Ciba Specialty Chemicals. A year in which we sold our Textile Effects and Masterbatch businesses, refined the Company strategy and launched the Operational Agenda, our program to improve efficiency through- out the organization. It has also been a year where we have delivered good sales growth and underlying profitability improvements in our financial results.

Key to the transformation has been the optimization of our strategy, which has now given us the opportunity to focus on our three core businesses, Plastic Additives, Coating Effects and Water & Paper Treatment. With this, we have concluded that innovation and production investment will primarily be directed at the high potential growth markets in Plastic Additives and Coating Effects. The emphasis in Water & Paper Treatment will be on cost leadership. We will also continue to invest in high potential niche businesses, such as Personal Care, Oil St Lubricants, Electronic Materials and Expert Services.

IMPROVING EFFICIENCY
In 2006, we launched the Operational Agenda to increase the efficiency and effectiveness of all our key processes and thereby achieve a CHF 400-500 million improvement in cost structure by 2009. The program is made up of a number of initiatives spanning production, organizational footprint, IT systems, marketing and sales, innovation and performance culture. Over the next three years, we expect the strategy and the Operational Agenda to boost sales in local currencies on average, by 3 to 4 percent per year; increase operating income margins by 1 percent of sales per year in 2007 and

2008, with an accelerated improvement thereafter; and to significantly improve free cash flow beginning in 2008. Costs for the program are anticipated to be CHF 250-300 million from 2006 to 2009, and around 2,500 fewer positions should be required by 2009.

The Lean Manufacturing initiative, where we are aiming to optimize our global production network, has made significant progress in 2006. The team has completed diagnostics in more than half of our 20 major sites and efficiency improvement programs are already underway.

The sale of Textile Effects gave us the opportunity to review our geographical footprint and assess how best to serve our customers in the remaining businesses, which are more global in nature. As a result of this initiative, we have closed our offices in Greece, Portugal and New Zealand, but will continue to serve our customers in these markets. This initiative will continue throughout 2007.

2006 also saw the initial roll out of a new integrated information technology platform with consistent, transparent company-wide data handling. The first roll-outs in Italy and the UK, as well as the global product management system, went live without major disruption and the rest of Europe, followed by the Americas and Asia will be rolled out over the next two years.

The Operational Agenda is not just about efficiency, we are also continuing to strengthen key account management and pricing strategy throughout 2007. Along with this, we are taking active steps to promote a performance and leadership culture and strengthen individual, performance driven incentive schemes.

CREATING FUTURE OPPORTUNITIES
Another key success factor of our Company strategy is making sure that we are strongly positioned in the right markets to deliver growth. Part of this involves our continued expansion in Asia, where 27 percent of our sales are generated. In 2006, we announced further investment in the region, including a new plant in Qingdao, China. Our Plastic Additives plant in Singapore is on track to come on stream in 2008 and production has started up at our new Water & Paper Treatment facility in Ankleshwar, India.

Making sure we are well positioned for growth also means making sure we are at the leading edge of innovation. We are developing organic chemicals for the next generation of flat panel displays and in 2006, launched time temperature indicators, heat sensors for food packaging that determine the freshness of the product. We also renewed our partner- ship with the Swiss Federal Institute of Technology in Zurich, and established a multidisciplinary cooperation with the Max Planck Institute for Polymer Research in Mainz, Germany, working together on printable electronics for new breeds of sensors, tracking technologies and displays.

Innovation for us, however, is not just about being leading edge, it is about extracting the maximum value from our innovation investment of 4.3 percent of sales. A key component of the Operational

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Agenda is the allocation of research and development funds to achieve this value, and to this end, in 2007, we will start bundling groups of technologies together and focusing on fewer, but higher potential research projects.

ACTING RESPONSIBLY
Another area of critical importance for the Company is our Environment, Health and Safety record. In 2003 we set three-year targets - '0-10-10' - for zero lost-time accidents, and 10 percent reduction in both water use and CO2 emissions. We are very pleased with the results. By the end of 2006, we had achieved far more than the required reduction in water use and CO2 emissions per tonne of product, and the trend in the number of lost-time accidents was down over the three years.

This year a new set of four-year '0-10-10' targets has been launched, again with the aim of zero lost-time accidents, but also with two new targets - a 10 percent increase in the proportion of renewable energy used and a 10 percent reduction in unused waste per tonne of product.

2006 FINANCIAL TARGETS ACHIEVED
I am pleased to report that we have shown improvements in our financial results and achieved the targets we set at the beginning of 2006. Sales growth was strong, up 5 percent in Swiss francs and 4 percent In local currencies, mainly driven by Asia and Europe, with some weakening in the US. Operating income, before restructuring, impairment and other charges (special effects), for the year was CHF 531 million, up 5 percent over 2005. The 2005 operating income figure had also included an additional CHF 68 million of gains from asset disposals. In spite of this, operating income margin for 2006 reached the same level of 8.4 percent of sales. Profitability was boosted by the results of the efficiency program, Project Shape. This Project has now been completed and since its inception in 2004, has achieved the expected savings of CHF 95 million. In 2006, an additional CHF 36 million of savings was also achieved through other cost containment measures.

Income from continuing operations before special effects was CHF 306 million, how-ever once the losses relating to the divestment of Textile Effects are included, we reported as expected a CHF 41 million loss overall. Our net debt position improved by CHF 88 million during the year, to CHF 1.85 billion. Free cash flow was significantly higher at CHF 195 million, compared with CHF 176 million in 2005.

I am confident that reshaping the Company is further strengthening our market position and will enable us to continue performance improvements in the coming year. Assuming business conditions remain similar to 2006, we expect increased sales growth in local currencies. Before restructuring, impairment and other charges, operating income margin is expected to increase by 1 percent and net income in Swiss francs, as well as free cash flow are both expected to be above 2006.

NEW CEO FROM 2008
The Board of Directors of Ciba Specialty Chemicals has decided to dissolve the double mandate as of January 1, 2008, after the strategic transformation of the Company is successfully implemented.

Brendan Cummins, Chief Operating Officer since October 2005, will be appointed as the new CEO. I will focus on my role as Chairman of the Board. The Board of Directors has also decided to cancel employee retention agreements that had entitled members of the Executive Committee and three other senior managers to receive severance payments in the event of a change of control of the Company. With the end of the double mandate as well as the elimination of compensation payments in the event of a control change, the Company is underlining its commitment to further strengthen corporate governance.

DIVIDEND OF CHF 3 PROPOSED
We remain committed to delivering value to our shareholders and I am pleased to confirm that we will once again propose a dividend of CHF 3 per share at the Annual General Meeting on March 8, 2007.

Also on behalf of the Board of Directors and the Executive Committee, I would like to thank our employees, customers and shareholders for their support in 2006.

Armin Meyer
Chairman of the Board and
Chief Executive Officer

“I am confident that reshaping the Company is further strengthening our market position and will enable us to continue performance improvements in the coming year.”

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LEADERSHIP BOARD OF DIRECTORS 2 1 ARMIN MEYER Chairman of the Board and Chief Executive Officer 2 KURT FELLER1 Vice Chairman of the Board and Lead Director 3 ERWIN HERI Member of the Board 4 GERTRUD HÖHLER Member of the Board 5 PETER LITTMANN Member of the Board 6 JEAN-MARIE LEHN Member of the Board 7 ULI SIGG Member of the Board 8 BEAT HESS Member of the Board 1 Kurt Feller will retire from the Board of Directors at the AGM in March 2007.

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EXECUTIVE COMMITTEE 1 1 ARMIN MEYER Chairman of the Board and Chief Executive Officer 5 HERMANN ANGERER Coating Effects 2 BRENDAN CUMMINS Chief Operating Officer 6 GIORDANO RIGHINI Plastic Additives 3 MICHAEL JACOBI2 Chief Financial Officer 7 MARK GARRETT3 Water & Paper Treatment 4 MARTIN RIEDIKER Chief Technology Officer 2 Jürg Fedier, currently CFO Dow Chemicals Europe, will take over from Michael Jacobi, as CFO, effective mid-March 2007. 3 James McCummiskey, former head of the Water Treatment business, took over from Mark Garrett as head of the Water & Paper Treatment segment on 1 February 2007.

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MILESTONES 2006

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MILESTONES 2006

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▪ We sold our Textile Effects business to better focus on our three core businesses: Plastic Additives, Coating Effects and Water & Paper Treatment

▪ We refined our strategy, defining distinct portfolio roles for each business and establishing a targeted, top-down allocation of resources

▪ We launched the Operational Agenda to improve the effectiveness and efficiency of key processes

▪ We improved underlying profitability, despite continued high raw material costs

▪ We successfully launched a new IT system supporting harmonized global business processes

▪ We divested our Masterbatch business to further focus our portfolio

▪ We announced plans to invest in a new plant for high performance pigments and additives in Qingdao, China

▪ We developed a next-generation clarifier for polypropylene, enabling a transparent, stable material for packaging manufacturers

▪ We launched a new web standard for high quality color, 3D and surface visualization for designers and marketeers

▪ We refinanced CHF 600 million of bonds in the largest buyback of its kind in Switzerland

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BUSINESS REVIEW

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BUSINESS REVIEW

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PLASTIC ADDITIVES Plastic Additives saw strong demand throughout 2006, particularly in the polymer products and home and personal care areas, with sales at CHF 2.1 billion, 8 percent higher than 2005 in Swiss francs and 7 percent in local currencies. Volumes increased 7 percent and sales price increases were achieved in some areas to mitigate the impact of increasing raw material costs, but overall remained flat. Additional efforts to improve efficiency helped to offset the increases in raw material costs and led to increases in operating income to CHF 312 million (2005: CHF 260 million) and margin as a percentage of sales to 14.9 percent (2005: 13.4 percent). New clarifier by Ciba Specialty Chemicals makes plastic packaging and containers easy to produce and transparent. COATING EFFECTS Sales in Coating Effects reached CHF 1.8 billion, 6 percent higher in Swiss francs over the previous year, and 5 percent higher in local currencies. Volumes were 8 percent higher, while sales prices decreased by 3 percent, significantly impacted by the Electronic Materials business line, where products typically have a very short life cycle. All business lines exceeded prior year sales in Swiss francs and local currencies. Operating income increased to CHF 244 million (2005: CHF 226 million) or 13.6 percent of sales (2005: 13.2 percent) reflecting the higher volumes and additional efficiency improvements. In order to strengthen profitability, in 2006, the Segment streamlined its portfolio, reducing the number of products by 20 percent. WATER & PAPER TREATMENT The Water & Paper Treatment segment reached CHF 2.5 billion of sales in 2006, up 3 percent in Swiss francs and 1 percent in local currencies. Sales prices could be increased in the Water Treatment business to mitigate, although not fully compensate for the increasing raw material costs, while Paper felt downward pressure on prices. Overall sales prices in the segment were flat and volumes 1 percent higher. Operating income was CHF 81 million (2005: CHF 128 million) or 3.3 percent of sales (2005: 5.4 percent). Based on the results of a strategic review, the Segment has initiated a series of actions to improve the unsatisfactory performance. Particular focus is on the paper business where marketing and sales, and the geographical approach, will be more differentiated and tailored to specific business models according to market requirements.

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New clarifier by Ciba Specialty Chemicals makes plastic packaging and containers easy to produce and transparent

BUILDING ON OUR STRENGTHS FOCUSING ON OUR CORE BUSINESS AND CAPITALIZING ON OUR MARKET LEADING POSITIONS IN KEY INDUSTRIES

STRENGTH

TUNING STRATEGY FOR GROWTH
The core businesses of Ciba Specialty Chemicals are Plastic Additives, Coating Effects and Water & Paper Treatment. After selling our textile business In 2006, we carefully examined our strategy, analyzing the market potential for each business and redefining how we allocate resources. Our innovation focus will be on Plastic Additives and Coating Effects, segments where we have strong industry positions with exceptional growth potential. In Water & Paper Treatment, the emphasis will be on cost leadership, capitalizing on our excellent market position while streamlining our operations for significantly improved profitability.

SECURING A LEADING POSITION IN PLASTICS
World plastics production first exceeded world steel production around 1990; it has nearly tripled since then. The market relevant to Ciba Specialty Chemicals - plastic additives and pigments - currently totals more than CHF 10 billion a year.

Ciba Specialty Chemicals is already a market and technology leader in several key areas in the plastics industry - yet, even from this leadership position, there is still significant growth potential. Markets are expanding in Asia and the Middle East, while innovative products enable whole new ranges of applications.

In 2006, we introduced a new clarifying agent for polypropylene, a tough, heat-resistant plastic often used in hot-filled bottles and microwaveable kitchen containers. Until now, the additives used to achieve transparency often had a strong odor or degraded during the production process. With Ciba Specialty Chemicals new additive, odor-free and food-contact-approved in the US and Europe, customers in the food, personal care and home products industries now have a cost-effective resin for packaging with no troublesome limitations.

HARNESSING MARKET DRIVERS IN COATINGS
The global coatings market for chemicals exceeds CHF 50 billion, with an annual growth rate above 5 percent. The market relevant to Ciba Specialty Chemicals is worth around CHF 7 billion. Three factors drive its growth: the need for more environmentally-friendly coatings solutions to protect high-value installations and equipment;

the push for new effects to support higher quality of life across all regions; and the need to increase efficiency in application - saving energy, time and process costs.

All three factors demand deep knowledge of pigment and polymer science areas in which we are a world leader, with a strong technology position and a global presence. We have brought a glittering new range of metallic, pearlescent and fluorescent colors to markets as diverse as packaging, industrial coatings, vehicle parts, plastic flooring and even security printing, where the color is only visible under ultraviolet light. These effect pigments not only create the attractive shine of metal in coatings, inks and plastics, they more than double the range of shades our customers can offer with-out extra cost or complex production techniques.

We also have unique expertise in plasma curing for automotive coatings, setting a new standard in scratch resistance and productivity with quick, efficient application and greatly improved environmental

KNOWING OUR STRENGTHS The key to profitable growth is a strategy that consistently aligns what we do best with what our customers want most. This lets us capture high margins for our innovation in fast-growing businesses - and excellent returns for our efficiency and market strength also in established industries.

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performance. We are marketing our expertise in cooperation with other technology companies and are completing a successful trial with one of the world's major automakers.

RISING TO THE CHALLENGES IN WATER & PAPER TREATMENT
In almost every country - even those with well-established infrastructures - water use is under increasing pressure: requirements for treatment of wastewater and pre-treatment of process water are becoming ever more stringent. The current world market for water treatment, including services and

GROWTH OF GLOBAL PLASTICS MARKET

equipment, is over CHF 500 billion, CHF 11 billion of which is for water treatment chemicals. This provides Immediate scope for Ciba Specialty Chemicals to build on its strong chemicals position and offer complete Industrial water management solutions.

In Canada, our water treatment chemicals, along with our process and lubricant additives, are ideal for the booming tar-sands oil business. The province of Alberta contains more recoverable petroleum than Saudi Arabia. The challenge is to manage the separation of oil from sand, water and clay In a cost-effective and environmentally responsible way. Our expertise in just these technologies gives us a strong position in an industry that is set to triple in size over the next ten years.

Strong growth in Asia will drive our paper chemicals business, as rising local living standards increase consumption of all grades of paper. Our strong product portfolio, along with our best-in-class applications expertise, lets us supply optimal solutions to the world's leading paper-making companies. We have developed a new, patented system of retention, drainage and formation aids, which allow customers to reduce their cost of raw materials, while consistently producing high quality paper even on the world's fastest machines.

We are building on the strengths of our core businesses: vibrant colors for coatings with our special-effect pigments; smooth-running processes in the paper industry with our expertise; and many industrial customers relying on our water treatment products. GROWTH OF GLOBAL PLASTICS MARKET 2005 235 million tons 27% 6% 28% 39% 2010 304 million tons 25% 5% 27% 43% Asia/Pacific Americas Europe Middle East and Africa Source: Plastics Europe 2005 Ciba Specialty Chemicals enables seamless processes in paper production.

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Ciba Specialty Chemicals enables seamless processes in paper production.

Ciba Specialty Chemicals enables seamless processes in paper production

IMPROVING EFFICIENCY MAXIMIZING RETURNS FROM IMPROVED PROFITABILITY, WITH LEAN MANUFACTURING AND HARMONIZED BUSINESS PROCESSES

EFFICIENCY

FOCUSED BUSINESS, LEANER COMPANY
Selling Textile Effects in 2006 enabled us to focus more strongly on our three core businesses. It also gave us the opportunity to transform our operations, and improve efficiency and effectiveness in all our key processes.

This transformation, the Operational Agenda, will fundamentally change the way we work and substantially improve the cost structure of the Company. We aim to show a CHF 400-500 production processes while maintaining the highest environmental and safety standards. This systematic approach, which tracks uniform measures and shares best practice from other sites, will give each manufacturing facility the impetus to generate savings and increase yield. Lean Manufacturing initiatives have already begun at some of the largest plants in Europe and NAFTA and will spread throughout the Company.

The sale of Textile Effects has given us the opportunity to re-look at how we operate in many countries: we can now rationalize our local and regional organization to reflect the needs of our continuing operations. This involves planning the most effective routes to market for each business and, where necessary, consolidating locations, legal entities and support functions to ensure that resources remain in place where the customers most value them.

million improvement over the next three years.

OPTIMAL EFFICIENCY EVERYWHERE
Lean Manufacturing - a key component of the Operational Agenda - identifies and implements ways to optimize global production. Each site receives diagnostic tools to analyze its use of time, personnel, equipment, materials, maintenance, energy and so on - highlighting areas of waste and duplication that can be eliminated. The goal is not simply to reduce cost, but to devise better

THERE IS ALWAYS A BETTER WAY Improved production methods save time, energy and raw materials; improved business processes boost profits. Nothing stands still in our business: we are constantly looking out for improvement, whether it’s a new product application or a new customer relationship. Wherever there’s a better way - we want to make sure it’s our way. HARMONIZED BUSINESS PROCESSES FROM AN INTEGRATED IT PLATFORM Supplier Customer Finance & Reporting Operational Planning Procurement Asset lifecycle Product lifecycle Manufacturing Order to sales Services & solutions

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A SIMPLIFIED GLOBAL SYSTEM
Ciba Specialty Chemicals is harmonizing its global business processes and creating a single, integrated information technology platform with consistent, transparent company-wide data handling. The system is based on SAP software and will allow seamless information flow from sales to production, with lower inventories and greater purchasing efficiencies. The implementation schedule Is highly demanding, but we are making it possible through careful planning and extensive pre-testing of the new software environment. Our businesses in the UK and Italy are already operating on the new system, as is our global product management system, which processes all safety, regulatory and life cycle information for each of our products. The rest of Europe will join in the next phase, to be closely followed by the Americas and Asia.

The Operational Agenda continues our commitment to improving our marketing and sales approach. We are more effectively utilizing market intelligence, strengthening our key account management and reinforcing the partnerships we have built with our largest customers. We have also standardized tools to ensure that marketing plans across the businesses reflect best practice and our routes to market are optimized. In parallel, we are improving our pricing management to ensure our product and service offerings meet customer demand and are valued accordingly.

PROFITABLE INNOVATION
The Operational Agenda is helping us create a leaner, more flexible company, able to respond to global markets efficiently and decisively. This fits well with our innovation strategy: extracting maximum value from our expertise and focusing resources on projects with high potential. We - and our customers - greatly value the know-how in our

Company; it is an irreplaceable asset, with the potential for continuous excellent returns. But innovation for Ciba Specialty Chemicals is not just about our internal capability, it is also about cooperation with selected external partners, both commercial and academic. This integrated approach will ensure that we keep improving our time-to-market for new products and that we achieve the best returns from our R&D investment.

The key is to establish uniform, Company-wide methods, measures and structures, clearing the way to let our people do what they do best: delivering effects that improve the quality of life - efficiently and profitably.

We are continually improving our processes: in research, we are accelerating the development of innovative products; in production, our operations are being streamlined for greater efficiency; and new IT systems make our data management more transparent.

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CREATING FUTURE OPPORTUNITIES EXPANDING IN NEW REGIONS AND INVESTING IN FUTURE TECHNOLOGY AND INNOVATION

Shanghai: Looking to the future. Ciba Specialty Chemicals is there - with a major R&D and business center.

FUTURE

BUILDING ON GROWTH IN CHINA
China is no longer an emerging country. It has emerged as the third-largest producer of chemicals in the world, with a market expected to grow in double digits for the next few years. Ciba Specialty Chemicals began operating in China more than 100 years ago; it is now one of our biggest markets. We have long-standing partnerships with customers in the region, a substantial investment in local R&D and production, and a group of competent, committed employees.

Our strategy for accelerated growth in China has five components: developing our local people; focusing on selected growth markets where standards of living and environmental performance continue to rise; adapting our product offering for the Chinese market; further investment in local production; and capitalizing on our in-country R&D capabilities. The goal is to grow 50 percent taster than our relevant market.

Production capacity in Asia is being significantly expanded, with a new manufacturing plant for high performance pigments and additives in Qingdao, China, as well as our major Plastic Additives production investment in Singapore. We have also expanded our Water & Paper Treatment facility in Ankleshwar, India, which became operational in 2006. In addition, we are also leveraging manufacturing partnerships - for lubricant additives in China and pharma-grade antimicrobials in India.

SHEDDING NEW LIGHT ON OLEDS
As well as pursuing growth in our global high-potential markets and improving profitability where we are already leaders, Ciba Specialty Chemicals is always alert to opportunities to extend our position in selected niche markets with attractive growth prospects. One of these is electronic materials, where Ciba already has leading positions in pigments and additives for the over CHF 30 billion flat panel display chemicals market, as well as deep expertise in electroluminescent materials.

We are capitalizing on this leadership with a dedicated manufacturing facility making specialized materials for organic light-emitting diodes (OLEDs), semiconductors created from thin layers of organic material only a few nanometers thick. OLEDs have three key applications: as the next-generation technology for fiat panel displays, offering better brightness, contrast and viewing angle than LCD screens with greatly reduced power consumption; as flexible and transparent displays; and as a strong, diffused low-energy lighting source. In April, we announced an industrial collaboration with Novaled, whereby we will manufacture their high purity advanced organic materials. This arrangement complements our other activities in the OLED field and underlines our expertise in producing high quality, high purity, state-of-the-art materials for electronics. It also puts us in an excellent position to participate in a market that is expected to grow exponentially over the next five years.

EXTENDING OUR EXPERTISE
Expert Services - our independent consulting and knowledge-based business - is another niche area with attractive potential returns. In April, it announced the acquisition of Cantox Health Sciences international, a leading regulatory and scientific consulting firm in areas ranging from food and nutrition, pharmaceuticals, healthcare and chemicals to consumer

THE RACE TO TOMORROW Change happens fast. Profitable innovation depends on anticipating change: in markets, consumer trends, and technology. Yesterday’s emerging region is today’s industrial powerhouse. Yesterday’s blue-sky research is today’s must-have product. To keep ahead, we keep moving… and keep our eyes open.

22 Ciba Specialty Chemicals / Business Review 2006

products. The acquisition gives both parties a route to accelerated organic growth: it allows Ciba Specialty Chemicals to offer comprehensive regulatory and product safety consultancy to customers in many industries, while Cantox (which will continue to operate under its own well-respected name) will gain access to new geographic areas and to Expert Services' analytical and testing capabilities.

SPOTTING OPPORTUNITIES IN R&D
Around 1,300 Ciba Specialty Chemicals researchers around the world continue to develop our proprietary technology platforms. Our innovation strategy includes both focused allocation of in-house resources to high-potential projects and targeted cooperation with academic and commercial partners to accelerate and extend access to new markets.

We have, for instance, a long-standing connection with the advanced materials research departments at the Swiss Federal Institute of Technology in Zurich. We have also established a multidisciplinary cooperation with the Max Planck Institute for Polymer Research in Mainz, Germany, working on printable electronics for new breeds of sensors, tracking technologies and displays. This technology depends critically on advanced materials chemistry. Collaboration between one of the world's leading research labs in this area and one of the world's leading manufacturers brings clear advantages to both. We have become a lead investor and advisory board member for the Pangaea Ventures Fund, led by one of North America's leading venture capital firms in advanced materials and specialty chemicals. Our participation gives us access to early stage innovation as well as contact with a network of leading-edge research institutions across the US and Canada. This investment is designed to complement Ciba Specialty Chemicals' own R&D program, providing speedy access to promising new technologies.

We are also an active participant in InnoCentive, the world's first online net-work for the global research and development community. By posting a specific R&D challenge on InnoCentive, we can tap into the scientific community in over 170 countries, an innovative opportunity that helps us boost efficiency and shorten time-to-market.

We are shaping the future now: electronic materials from Ciba Specialty Chemicals enable new technologies like OLED displays; China promises exceptional local growth; and Expert Services advises in the high potential healthcare sector. FORECAST GROWTH FOR KEY INDUSTRIES IN CHINA (2006-2010) 0 5 10 15 10% Petrochemicals 12% Automotive 10% Construction 8% Electronics 9% Packaging 9% Paper Figures are from a variety of sources including the Economist Intelligence unit and the 2005 China Industry

www.cibasc.com / Ciba Specialty Chemicals 23

Quality of life matters for Ciba Specialty Chemicals - we take our responsibilities very seriously.

ACTING RESPONSIBLY SAFEGUARDING THE WELFARE OF OUR EMPLOYEES, OUR ENVIRONMENT AND OUR COMMUNITY

PEOPLE

THE BEST OPPORTUNITIES FOR THE BEST PERFORMANCE
The heart of Ciba Specialty Chemicals’ employee strategy is leadership and empowerment - giving people both freedom to act and responsibility for performance. We want a working environment where skilled, engaged people can fulfill their potential and see results from their efforts. We are fast-tracking talented young managers and developing better defined career paths to improve retention. We are also introducing a program to bring in top graduates with high potential to our corporate headquarters and provide them with comprehensive business training. We have long had a similar program for chemists, and are now extending the concept to business graduates.

The chemicals industry has traditionally been dominated by men, but we are increasing the number of female managers in the Company: the percentage of women in the management development candidate population is now 25 percent.

BUILDING THE FUTURE IN CHINA
Making the most of our opportunities in China demands a people strategy that takes account of present realities while preparing for rapid change. Right now, the challenge is to recruit and retain the skilled local talent we need to keep pace with double-digit market growth. We are achieving this through China-specific human resources solutions: creating a highly defined progression through a multi-layered management structure with more opportunities for promotion - combined with a range of dedicated training programs, especially for mid-level managers.

Emphasis in China’s chemicals industry will soon begin to shift from production to marketing, as consumer spending takes over from investment as the major driver of growth. We are anticipating this change with a dedicated regional marketing strategy, exploiting our strengths in selected key markets. Part of this strategy involves increasing the proportion of local management across all functions: sales and marketing, technical, production and service. The aim is to maintain the closest possible integration between market needs, development priorities, and innovation.

At the same time, we are ensuring we connect our local positions with the global company by giving opportunities for international rotations to our Chinese managers, as well as actively trying to move more senior positions to the region. This year, 23 managers completed our Asian leaders program - two weeks at top business schools, INSEAD in Singapore and CEIBS in Shanghai. This program has been so successful, that we are planning to develop a similar one for other regions.

PEOPLE ARE OUR KEY ADVANTAGE As we sharpen our market focus and boost our efficiency, we will rely even more on the talents and dedication of our people. Our goal is to make sure that everyone’s contribution makes a positive difference. MANAGEMENT DEVELOPMENT POPULATION: NATIONALITIES Chinese 4.2% 3.8% Brazilian 6.5% French 21.9% Others 13.3% British Japanese 3.3% 9.5% American 4.8% Italian German 19.2% Swiss 13.5%

26 Ciba Specialty Chemicals / Business Review 2006

The Code has been revised slightly as part of our preparations for compliance with the Sarbanes-Oxley Act, clarifying responsibility for and access to Company records and appropriate use of communications devices, such as the Internet. In 2006, we rolled out a comprehensive
RESHAPING THE COMPANY
The divestment of Textile Effects in 2006 involved a range of challenging people issues, which have now largely been addressed. The implementation of the Operational Agenda will involve a reduction of around 2,500 positions globally by 2009 - a result both of more efficient manufacturing and business processes, as well as geographical rationalization. Most of the job reductions will be in Europe and the Americas; since the program will take three to four years, we anticipate that a significant number of the reductions will be through natural attrition. In all cases, the Company will work to implement this change in a socially responsible manner.

A WORLD STANDARD FOR ETHICS
The Code of Conduct requires all our employees to comply with the laws and regulations of the countries where we work; to take the necessary action to protect the environment and the health and safety of follow employees, customers, and society; and to treat each other fairly and with respect, rejecting all discrimination or harassment.

With regard to business practices, the Code of Conduct stipulates that we guard against conflicts of interest, steer clear of bribery or receiving inappropriate gifts in connection with our business, avoid anti-competitive practices such as price-fixing, guard against insider trading, and protect the Company’s property and trade secrets. The Code is truly global; its principles of responsibility, fairness, respect, honesty, integrity, and openness apply equally in every country where we operate.

training program for both current employees and new hires. All employees are now asked to sign the new Code.

A DRIVE TO PERFORM
Part of becoming a more agile company is to distribute responsibility for performance more widely. This is the mandate of the Performance Culture and Leadership initiative, a high-level program to review and challenge the current performance culture and leadership style of the Company. Over two years, we will pursue both a top-down push toward performance-driven leadership style and a bottom-up emphasis on individual accountability for shared success. Building a genuine performance culture is a long-term program, but it is a clear priority for Ciba Specialty Chemicals - since our mission is to achieve and maintain leadership positions in a fast-changing industry.

We promote talent in all functions all over the world: strengthening our leadership culture and encouraging each individual to take personal responsibility. GENDER DIVERSITY (Females in % of total) 22% Total 20% Management Development Population 25% Management Development Candidates 15% Potential Key Managers 12% Key Managers 2.7% Senior Management 0 10 20 30

www.cibasc.com / Ciba Specialty Chemicals 27

COMMUNITY

FOUR LOCATIONS, ONE STRATEGY
McIntosh, Alabama; Suffolk, Virginia; Newport, Delaware; West Memphis, Arkansas: the Ciba Specialty Chemicals manufacturing plants in the United States offer excellent examples of the breadth and depth of commitment we make to good community relations. As elsewhere in the world, the key is to understand what will make the most difference to the people around us - and then do it.

SAFE PLANTS MAKE GOOD NEIGHBORS
Without a good safety record, nothing else matters. What our closest neighbors care about most is our commitment to safe work and a clean environment. Our Suffolk plant is particularly proud of having the best safety record in the Company, with more than 6 million accident-free working hours since March 1999. Suffolk, like many of our plants, has its own fire brigade, as well as employee teams trained s Emergency Medical Technicians. In West Memphis, our safety officers work closely with the local fire, police and ambulance services, help lead county emergency management and serve on the local emergency planning committee.

The McIntosh, Suffolk and Newport plants have attained the Occupational Safety and Health Administration’s STAR distinction, awarded to facilities with the highest standards of worker health and safety. Newport is a charter member of the Environmental Protection Agency’s Performance Track Program, which includes companies that demonstrate exceptional efforts to reduce and prevent pollution. Newport also publishes and distributes a booklet for local residents explaining what to do in an emergency, while West Memphis works with the local fire department to share information on fire prevention.

BRINGING INDUSTRY TO THE CLASSROOM
Ciba Specialty Chemicals has always put particular emphasis on science education and helping young people gain the experience of working life. We believe it makes sense to foster the talents we -

and society - will depend on tomorrow. Our McIntosh facility, in combination with the NAFTA-wide Ciba Foundation, sponsors a highly popular exhibit at the Gulf Coast Exploreum Science Center: the Ciba Laboratory is a full-scale chemistry lab where visitors become scientists and do hands-on experiments. McIntosh also contributes funding and volunteer time to the Alabama School of Math and Science, and for six years has run a program of internships for local young people, introducing them to the world of employment under the guidance of an individual mentor.

Suffolk is a small city, but is growing very fast, which puts pressure on its school system. As one of the larger employers in town, Ciba Specialty Chemicals has a long-standing partnership with local schools, offering funding, facilities, volunteer time, and technology to ensure that students who want to pursue careers in science get the experience, advice and

BE LOCAL GLOBALLY We are a global company with facilities all over the world. Wherever we operate, we want to be a responsible corporate citizen. This means not just complying with national and local regulations, but also meeting the expectations of our neighbors - joining, as a company and as individuals, in the life of our community.

28 Ciba Specialty Chemicals / Business Review 2006

access to knowledge they need. The Suffolk, McIntosh, Newport and West Memphis plants participate in national science education programs funded by the Ciba Foundation, such as the Ciba Specialty Chemicals High School Chemistry Institute, High School Science Awards and Science Teacher Awards. They also support local initiatives in areas such as manufacturing education, robotics and information technology. In most cases we are offering not simply money, but the expertise and dedication of our employees - people whose passion for science is an inspiration.

CONTINUOUS DIALOGUE
Knowing what our neighbors expect of us means keeping in touch. Like many other Ciba Specialty Chemicals plants, Suffolk has a Community Advisory Panel, a group of neighbors and plant managers who meet regularly to discuss performance and address concerns. It also has a dedicated community relations telephone number, where people can have their questions answered promptly, and distributes a newsletter to 6500 local households, covering environment, health and safety as well as employee volunteer efforts, local giving and product education. Our Newport plant has joined the Chemistry and Advanced Materials Alliance. This is a cooperative venture between industry and the state’s Economic

Development Office, working together to recruit and retain new businesses in the area, improving prospects for local employment, local training and the whole local economy.

A WORLD OF COMMITMENT
Every Ciba Specialty Chemicals plant, like every community, is different from the others, but they all have one thing in common: the dedication of our employees. All over the world, our people give their time to serve on local government and school boards; to teach in local classrooms or tutor after hours; teach reading to the illiterate; support local organizations in emergencies; help build houses for the homeless and provide other support where it is needed. Doing what’s needed: that’s what it means to be a good neighbor.

We have close ties with our neighbors: at our Newport site we give children a glimpse of the world of chemical production; at our Suffolk site, an advisory panel maintains dialogue with its fast-growing city; and our McIntosh site sponsors an exhibition lab. CIBA SPECIALTY CHEMICALS IN THE COMMUNITY Interest groups NGOs Site Academia Authorities Schools/Colleges Residents Media Business communities Regulators Elected Officials

www.cibasc.com / Ciba Specialty Chemicals 29

ENVIRONMENT

DOING GOOD MEANS DOING WELL
Ciba Specialty Chemicals has always put Environment, Health and Safety (EHS) at the heart of the business - not just because we are a responsible company, but because it also makes clear commercial sense. In our industry, the penalties for poor EHS performance are great; but the rewards for good practice are even greater: reduced costs, improved efficiency and added customer value.

GETTING BEST VALUE FROM EVERY CALORIE
Consider energy, an area where environmental and commercial indicators point in the same direction: toward reduced consumption of fossil fuels and lower emissions of greenhouse gases. Energy is now our second-largest production cost item per ton of product; alternative energy sources and increased efficiency can therefore generate immediate benefits both for the environment and for the bottom line.

At Ciba Specialty Chemicals, we air to fit the energy mix to local conditions: more solar in tropical sites, more hydro-electric in Europe. Our US plant in Suffolk is increasing its use of landfill methane for process heating. In Mexico and Italy, countries with a shortage of generation capacity, we are exploring co-generation projects, where we recover waste heat from small-scale power plants - an arrangement already used at sites in the UK and Germany.

Ciba Specialty Chemicals is a pioneer in the use of “comparable fuels" - waste materials, such as solvents, that would otherwise go for disposal without recovering their energy value. These fuels offer a double benefit: they reduce our purchases of oil and gas while simultaneously cutting out CO2 emissions. Over the past few years, we have developed the specialized expertise needed to burn these fuels efficiently and cleanly, to the extent that we are now exploring the possibility of using the waste generated by neighboring industries at some of our sites.

Ciba Specialty Chemicals energy expertise is not restricted to our own operations: our Expert Services business offers know-how in environmental assessment and planning to customers around the world. Our Paper business advises mills on how to transform their waste into fuel, reducing demand for landfill while recovering energy from a renewable source - trees.

ASSESS, REPORT AND IMPROVE How we do our job is just as important as what we do. We are proud of our long tradition of emphasis on environment, health and safety. We know that our good record depends on three things: detailed scrutiny of our operations, open and consistent reporting, and a willingness to set ever higher goals. Ciba Specialty Chemicals is a signatory to Responsible Care® programs CIBA SPECIALTY CHEMICALS RENEWABLE ENERGY SOURCES 55% Waste as fuel Wind power 1% Biogas 19% Steam from waste 25%

30 Ciba Specialty Chemicals / Business Review 2006

Our products also contribute to energy savings in customer industries. We have developed stabilizers that bring the performance of biodiesel (motor fuel derived from vegetable oils) up to the standards required by automotive manufacturers, paving the way for its manufacture from a wide range of crops in the US and India - where biodiesel markets are more than doubling every year. Our detergent additives also enable significant energy savings by facilitating low temperature washing.

SUCCESS FOR THE PRESENT, TARGETS FOR THE FUTURE
2006 saw the completion of the three-year “0-10-10” program, our headline group of EHS targets - zero lost-time accidents, and 10 percent reduction in both water use and CO2 emissions. The results were highly encouraging: we achieved the required reduction in water use and CO2 emissions per ton of product and, while there have still been some lost-time accidents, the trend was down over the three years.

The program will now continue over the next four years - 2007-2010. The goal of zero lost-time accidents remains and two new targets will be added: a 10 percent increase in the proportion of renewable energy used and a 10 percent reduction in unused waste per tonne of product.

Achieving a 10 percent increase in the proportion of renewable energy used would mean that 15 percent of all energy would come from renewable sources - a significant increase on the 5 percent we have now.

Our unused waste reduction target goes hand in hand with our determination to increase process efficiency. By re-using waste either as energy, raw material or as a saleable commodity, we continue to reduce our environmental impact while improving profitability.

We strongly believe that accidents are preventable: 80 percent are attributable simply to walking or mis-use of tools, rather than processes involving chemicals or heat. The key, therefore, is to nurture and extend a safety mentality for every employee in every part of the job, not just in hazardous areas. The process analyses we are conducting for the implementation of leaner manufacturing processes as part of the Operational Agenda give us an excellent opportunity to reinforce this safety message.

ENSURING SHIPMENTS ARE SAFE AND SECURE
Every day, Ciba Specialty Chemicals transports chemicals all over the world. Naturally, when we are the producers, we ensure that these are properly packed and labeled and that shipments conform to all local and international regulations. But this is not the whole picture - we also purchase hundreds of thousands of tons of “Dangerous Goods” every year. Since our responsibility for the goods usually begins the moment they leave our supplier’s plant, we have extended our supplier EHS audits to include transport, scrutinizing our transport partners to ensure they operate legally, safely and securely. The audit process began in South America in 2006 and will be extended to Asia in 2007.

We give top priority to protecting the environment and maintaining the highest standards of health and safety: we check the safety of raw material deliveries at every stage and we aim to keep increasing our use of renewable energy sources in the future.

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ECO EFFICIENCY

COMMENTS TO GRAPHS
This data was collected using our global SEEP (Safety, Energy and Environmental Protection) reporting system; it covers the period October 1, 2005 to September 30, 2006.

40 of our production sites reported, including joint ventures where we have management control. The data from these joint ventures was consolidated to 100 percent, regardless of our actual holding. Except for the accident statistics, data from our previous Textile Effects business was not included for 2006. We consolidated the figures in accordance with the UNCTAD Guidelines on Eco-Efficiency indicators.

Out of our five parameters - energy use, water use, global warming contribution, contribution to ozone depletion and waste - four decreased in absolute terms over the past twelve months. In part, this was to be expected, since the sale of Textile Effects reduced the number of our sites and lowered production volume by 11 percent.

Net value added, not including currency exchange variations, also decreased by 11 percent in 2006,

mainly due to higher raw material prices and a change of product mix. Some environmental parameters related to added value, therefore deteriorated slightly.

ENERGY USE dropped by 13 percent in absolute terms, or 2 percent when related to production. The substitution of fossil fuels through burning waste and using renewable energy sources remained broadly at the same level as in 2005.

WATER CONSUMPTION fell by 22 percent in absolute terms in 2006, or 12 percent when related to production. We more than surpassed our three-year target of reducing water consumption by 10 percent per ton of product by 2006: the reduction was 40 percent including Textile Effects (accounted up to June 30, 2006).

OUR GLOBAL WARMING CONTRIBUTION decreased by 12 percent in absolute terms and by 0 percent related to production. This includes 2 percent global warming potential from the emissions of ozone depleting substances. We have begun projects to reduce our overall energy consumption and are continuing to substitute waste and renewable sources for fossil fuels. We exceeded our three-year target of reducing our carbon dioxide emissions by 10 percent per tonne of product by 2006: the actual reduction was 27 percent including Textile Effects (accounted up to June 30, 2006).

OZONE DEPLETION - our contribution to ozone depletion remains very low, but it increased in 2006 - mainly due to technical problems at two sites. We are pursuing programs to ensure that the cooling circuits in refrigeration plants and air conditioning units are leak-tight, and that new or replacement equipment will contain no ozone-depleting refrigerants.

WASTE generation fell by 8 percent in absolute terms. Related to production, this represents an increase of 4 percent, but our ratio of waste to production remains significantly below 1 at 0.81.

WORKING FOR POSITIVE CHANGE 2006 saw the sale of Textile Effects, which reduced both our overall environmental impact and our production volume. Net of both effects, however, most of our key environmental parameters continued moving in the right direction. We successfully completed our three-year program of targeted improvement - and are ready to go still further. Remainder as text * NVA: Net Value Added - NVA is calculated in Swiss francs, using the formula: sales, minus costs of goods and services purchased, minus depreciation. NVA based on 2000 - The eco-efficiency indicators are also shown at the currency exchange rates in effect in 2000 for comparison purposes.

32 Ciba Specialty Chemicals / Business Review 2006

We have significantly exceeded our target for reducing CO2 emissions into the atmosphere and almost halved our water consumption per ton of manufactured product in three years. ENERGY USE Total primary energy purchased by sites and by third parties to provide the Company with steam and electricity. Waste used as fuel is not included. thousand terajoules 20 16 12 8 4 0 2002 2003 2004 2005 2006 terajoules / million CHF NVA* 8 6.4 4.8 3.2 1.6 0 2002 2003 2004 2005 2006 WATER CONSUMPTION Total water entering sites, except rain and storm water. million m3 80 64 48 32 16 0 2002 2003 2004 2005 2006 gigajoules / tonne product 35 28 21 14 7 0 2002 2003 2004 2005 2006 m3 / tonne product 120 96 72 48 24 0 2002 2003 2004 2005 2006 thousand m3 / million CHF NVA* 35 28 21 14 7 0 2002 2003 2004 2005 2006 GLOBAL WARMING CONTRIBUTION Global warming gases emitted by or on behalf of the Company, expressed as carbon dioxide (CO2) equivalents (and calculated in accordance with the Kyoto Protocol). million tonnes CO2 eq. 1.2 0.96 0.72 0.48 0.24 0 2002 2003 2004 2005 2006 tonnes CO2 eq. / tonne product 2.0 1.6 1.2 0.8 0.4 0 2002 2003 2004 2005 2006 tonnes CO2 eq. / million CHF NVA* 500 400 300 200 100 0 2002 2003 2004 2005 2006

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FULLY INTEGRATED INTO BUSINESS PROCESSES We strongly believe that EHS is an integral part of our business. We know that environmental concerns create opportunities, rather than threats, for our business and our customers’ success. That is why we make sure that EHS management is at the center of our key business processes. VALIDATION STATEMENT The Eco Efficiency data was validated by Ellipson AG. The full statement can be found under www.cibasc.com/ehs * NVA: Net Value Added NVA based on 2000 currency exchange rates CONTRIBUTION TO OZONE DEPLETION Total emission of such chemicals as defined in the Montreal Convention, expressed as CFC-11 equivalents. tonne CFC-11 eq. 1.5 1.2 0.9 0.6 0.3 0 2002 2003 2004 2005 2006 g CFC-11 eq. / tonne product 2 1.6 1.2 0.8 0.4 0 2002 2003 2004 2005 2006 kg CFC-11 eq. / million CHF NVA* 0.5 0.4 0.3 0.2 0.1 0 2002 2003 2004 2005 2006 WASTE All Company-generated wastes. Further details are available at www.cibasc.com/ehs thousand tones 1000 800 600 400 200 0 2002 2003 2004 2005 2006 tonnes / tonne product 1.5 1.2 0.9 0.6 0.3 0 2002 2003 2004 2005 2006 tonnes / million CHF NVA* 400 320 240 160 80 0 2002 2003 2004 2005 2006

34 Ciba Specialty Chemicals / Business Review 2006

LOST-TIME ACCIDENTS 2006	THE FOLLOWING SITES REPORTED ZERO LOST-TIME ACCIDENTS:
The following numbers include the figures for Textile Effects until June 30, 2006.

The number of facilities out of 67 com-pleting the SEEP year 2006 (October 1, 2005 to September 30, 2006) without a lost-time accident has increased. In 2006, 45 production sites reported zero lost-time accidents (2005: 39) and a further 9 had only 1 lost-time accident to report (2005: 14).

Kwinana
Thomastown
Wyong
Pischelsdorf
Estrada do Collegio
Paulinia
St. Nicholas
Smith Falls
Jiangsu
Kaipiainen
Kokemaki
Lapua
Mietoinen
Toulouse
Grenzach
Lampertheim
Grimsby
Ankleshwar
Goa
Merak
Mortara
Ai-oi
Chiba
Kitaibarak / Isohara
Osaka
Cheonan
Doobon
Ulsan
Puebla
Heerenveen
Guturribay
Kaohshiung
Suffolk
West Memphis

Australia
Australia
Australia
Austria
Brazil
Brazil
Canada
Canada
China
Finland
Finland
Finland
Finland
France
Germany
Germany
Great Britain
India
India
Indonesia
Italy
Japan
Japan
Japan
Japan
Korea
Korea
Korea
Mexico
Netherlands
Spain
Taiwan
USA
USA

Eleven former Textile Effects sites not listed

We set very high safety standards worldwide: at all sites we remind our employees of basic protective measures and reinforce a safety-conscious mindset in all functions. Remainder as text LOST-TIME ACCIDENT FREQUENCY number of accidents/1,000 employees. 8 6 4 2 0 2002 2003 2004 2005 2006 LOST-TIME ACCIDENT SEVERITY number of days lost/million working hours. 80 60 40 20 0 2002 2003 2004 2005 2006

www.cibasc.com / Ciba Specialty Chemicals 35

GOVERNANCE

The Board of Directors (“Board”) is the most senior body of Ciba Specialty Chemicals. The Board defines the strategic direction and supervises the overall affairs of the Company. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities.

The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect the applicable principles in corporate governance including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

▪ A Lead Director (to counter-balance the combined mandates of Chairman and CEO) who chairs meetings of the Board which only the non-executive members of the Board are attending. He also leads the non-executive members of the Board in all matters that require a separate discussion and decision making process. In addition, the Lead Director chairs the

Compensation Committee. Based on interviews with other Board members, he prepares a review of the Chairman and CEO. He may act as a liaison between the Board and the Chairman in delicate matters

▪ Broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

▪ Independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

▪ Independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nominations, and Finance Committees

▪ Having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance

▪ Having Compensation Committee Members who are non-executives with broad practical experience in the area of employee and executive compensation

▪ An annual self-assessment of the Board

▪ Receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning, risk management and information on all business events of fundamental significance not included in the regular reports.

TOPICS OF THE BOARD IN 2006
Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting of the Shareholders, the Board put particular emphasis for the financial year 2006 on the following topics: group business strategy, divestiture of the Textile Effects segment, mergers and acquisitions, positioning of segments and setting of their targets, investments in Asia, developments in China, introduction of the new Enterprise Resource Planning System (SAP), Code of Conduct including “zero tolerance” policy, and risk analysis. The Company’s full corporate governance report appears in the Financial Review in this Annual Report.

CLARITY AND TRANSPARENCY We operate in an industry that is both highly dynamic and closely regulated. We are global, yet well aware of the differing requirements of every region and country. Good governance - with well-defined structures and procedures and a clear strategy - keeps us stable, yet agile and efficient.

36 Ciba Specialty Chemicals / Business Review 2006

              We clearly define the roles for members of the Board and the Executive Committee to make sure we have an optimal mix of efficiency and accountability.

We clearly define the roles for members of the Board and the Executive Committee to make sure we have an optimal mix of efficiency and accountability. BOARD OF DIRECTORS Members are all non-executive directors and independent of Ciba Specialty Chemicals, with the exception of the Chairman, who also serves as Chief Executive Officer CHAIRMAN & CHIEF EXECUTIVE OFFICER CHIEF FINANCIAL OFFICER CHIEF OPERATING OFFICER CHIEF TECHNOLOGY OFFICER GROUP SERVICES Support the segments through centralized units, which operate on a global basis FINANCE HUMAN RESOURCES COMMUNICATIONS LAW & ENVIRONMENT INFORMATION SERVICES SEGMENTS Three business segments with responsibility for marketing, R&D, technology, production and sales PLASTIC ADDITIVES COATING EFFECTS WATER & PAPER TREATMENT

www.cibasc.com / Ciba Specialty Chemicals 37

GENERAL CONTACT Ciba Specialty Chemicals Inc. Klybeckstrasse 141 CH-4002 Basel Switzerland T +41 61 636 1111 F +41 61 636 1212 MEDIA RELATIONS Thomas Gerlach T +41 61 636 4444 F +41 61 636 3019 INVESTOR RELATIONS Matthias A. Fankhauser T +41 61 636 5081 F +41 61 636 5111 Siegfried Schwirzer T +41 61 636 5084 F +41 61 636 5111 SHARE REGISTER To change shareholder address: Ciba Specialty Chemicals Holding Inc. c/o ShareCommService AG P.O. Box CH-8152 Glattbrugg Switzerland T +41 44 809 5858 F +41 44 809 5859 Ciba Specialty Chemicals’ 2006 Annual Report consists of the Business Review and the Financial Review. The documents are published in both English and German. Design and production: Trimedia.Comfactory, Basel Concept: Addison Corporate Marketing, London Printed in Switzerland by Birkh’user+GBC AG © Ciba Specialty Chemicals Inc. 2007

Ciba

ANNUAL REPORT

Ciba Specialty Chemicals

Financial Review 2006

TABLE OF CONTENTS
Management's discussion and analysis of financial condition and results of operation	4
Consolidated statements of income	14
Consolidated balance sheets	15
Consolidated statements of cash flows	16
Consolidated statements of shareholders' equity	17
Notes to consolidated financial statements	18
Independent auditors' report	41
Report of management	42
Report of independent registered public accounting firm	43
Corporate governance	44
Summary of selected financial data	54
Major consolidated subsidiaries and associated companies	56
Ciba Specialty Chemicals Holding Inc. financial statements	58
Glossary of financial terms	60
Contact addresses	61
Financial calendar	61

FINANCIAL HIGHLIGHTS
(in millions of Swiss francs, except share and per share data)
YEAR TO YEAR COMPARISON
			CHANGE IN %
YEAR ENDED DECEMBER 31,	2006	2005	CHF	LOCAL CURR.
Net sales	6 352	6 035	5	4
Gross profit	1 849	1 736	6
Operating income before restructuring, impairment and other charges	531	509	5
Restructuring, impairment and other charges	(69)	(120)
Operating income	462	389
Income from continuing operations	259	200
Income (loss) from discontinued operations, net of tax	53	(456)
Loss on sale of discontinued operations, net of tax	(353)	0
Net loss	(41)	(256)
Loss per share, basic and diluted	(0.63)	(3.92)

Operating income margin before restructuring, impairment and other charges	8.4%	8.4%
Operating income margin	7.3%	6.4%

Net cash provided by continuing operations	470	306
Free cash flow	195	176
Total debt	2 882	3 207	(10)
Net debt	1 854	1 942	(5)
Research and development expenditures	270	272	(1)
Number of employees at period end (i)	14 130	19 105	(26)

(i) The number of employees figure for 2005 includes both continuing as well as discontinued operations.

See Glossary of Financial Terms

www.cibasc.com / Ciba Specialty Chemicals 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)

YEAR IN REVIEW – 2006 COMPARED TO 2005

	2006	2005
Results of operations
Net sales	6 352	6 035
Gross profit	1 849	1 736
Operating income before restructuring,
impairment and other charges	531	509
Restructuring, impairment and other charges	(69)	(120)
Operating income	462	389
Income from continuing operations	259	200
Income (loss) from discontinued operations,
net of tax	53	(456)
Loss on sale of discontinued operations, net of tax	(353)	0
Net loss	(41)	(256)
Earnings (loss) per share, basic and diluted:
Continuing operations	3.91	3.06
Discontinued operations	(4.54)	(6.98)
Net loss per share	(0.63)	(3.92)

Other data
Depreciation and amortization	359	372
Net cash provided by continuing operations	470	306
Free cash flow	195	176
Net debt	1 854	1 942
Shareholders’ equity at year-end	3 214	3 903
Dividend per share (i)	3.00	3.00

Key performance ratios
Net sales development	5%	7%
Net sales development in local currencies	4%	6%

Expressed as a percentage of sales
Gross profit	29.1%	28.8%
Operating income before restructuring,
impairment and other charges	8.4%	8.4%
Operating income	7.3%	6.4%
Income from continuing operations	4.1%	3.3%
Net loss	(0.7)%	(4.2)%

(i)	The Board of Directors proposes a cash dividend payment to the Company’s share holders in 2007 totaling CHF 3.00 per share, based on 2006 results, which is reflected in the table above. The per share amounts presented above for 2005 reflect the CHF 3.00 per share dividend that was paid in 2006, based on 2005 results. For further information see the Operational Review section of this Management’s Discussion and Analysis.

EXECUTIVE SUMMARY

Ciba Specialty Chemicals (the “Company”) showed healthy progress in 2006 with increased sales, margins and cash flow. The restructuring project “Shape”, which is being completed ahead of schedule, is producing expected benefits. Major strategic steps were taken including the successful completion of the divestments of the Textile Effects business, where costs to exit the business were at the low end of the range originally expected, and the Masterbatch business. The year 2006 was one of transformation for the Company with the introduction of a redefined strategy focusing on the Company’s three remaining core businesses and the launch of the Operational Agenda.

     The divestments of the Textile Effects and Masterbatch businesses have been recorded as discontinued operations. Accordingly, the loss on disposal as well as the results of operations of these businesses for 2006 and prior years are reported in discontinued operations in the Company’s Consolidated Financial Statements. All information presented below, unless specifically noted, is that of the Company’s continuing operations.

     Sales grew by 5 percent in Swiss francs and 4 percent in local currencies due to stronger sales volumes. Gross profit increased by 6 percent as higher sales volumes and improved operating efficiency more than offset the effects of an overall slight decline in sales prices and moderate increases in certain raw material costs. Gross profit margin improved slightly. Operating income improved significantly by 19 percent over prior year primarily as a result of the higher gross profit and lower restructuring, impairment and other costs. Operating income margin improved to 7.3 percent. Excluding the effects of restructuring, impairment and other costs, operating income margin, while increasing slightly, remained near prior year levels. Favorable currency effects contributed to higher sales as the U.S. dollar, in particular, was strong against the Swiss franc in the first half of the year while weakening during the latter half.

 In 2006, the Company initiated the Operational Agenda to fully align the Company’s structure and processes to the needs of the remaining business following the divestment of the Textile Effects business.

OPERATIONAL REVIEW
The global economy generally remained strong in 2006 with continued high industrial output and consumer confidence in many regions and markets. Certain geographic regions and market sectors, however, experienced different trends. The Company benefited from improved market conditions in Europe. The Asian economies remained at high growth levels, which continued to be driven by China and India. This once again was reflected in the Company’s performance in the region. Company performance in the Americas was not as strong due mainly to declining demand for paper and the continuing weak North American automotive and construction sectors. However, results in the Americas also benefited from the relative strengthening of the U.S. dollar.

     Gross profit increased in absolute terms in 2006 to CHF 1 849 million from CHF 1 736 million last year. Gross profit margin for 2006 was 29.1 percent and improved slightly over the 28.8 percent prior year margin. Higher sales volumes and improved operating efficiency more than offset the effects of an overall slight decline in sales prices and increases in certain raw material costs. Selling, general and administrative expenses increased over prior year levels both in absolute terms and as a percentage of sales. Selling, general and administrative expenses in 2005 had benefited from the effect of sales of certain assets.

4 Ciba Specialty Chemicals / Financial Review 2006

     Operating income increased significantly by 19 percent to CHF 462 million in 2006 from CHF 389 million in 2005. The major contributors to this increase were increased sales volume, improved capacity utilization and lower restructuring costs. Operating income margin also increased significantly to 7.3 percent of sales in 2006 compared with 6.4 percent of sales in 2005 primarily due to lower restructuring costs. Operating income in 2006 excluding these restructuring charges would have been CHF 531 million and in 2005 would have been CHF 509 million. Operating income margin for both years would have been 8.4%.

CASH FLOW AND BALANCE SHEET REVIEW
Cash flows from continuing operating activities in 2006 increased significantly by CHF 164 million to CHF 470 million from CHF 306 million in 2005 reflecting the improved operating results. While restructuring expenses were lower in 2006, restructuring payments were at the same level as 2005.

     Net cash used in 2006 for continuing investing activities was CHF 151 million, a decrease of CHF 111 million from CHF 262 million last year. The decrease primarily consisted of the cash proceeds from the sale of the Textile Effects business partially offset by investment in new Company-wide system structure with new software. Capital expenditures decreased by CHF 10 million to CHF 236 million in 2006 from CHF 246 million in 2005. Such expenditures include the Plastic Additives Segment’s new antioxidant plant currently under construction in Singapore as well as other productivity improvement projects and maintenance of existing capacity.

     Net cash flows used in financing activities were CHF 491 million in 2006 primarily consisting of dividends to shareholders of CHF 199 million and the repayment of long- and short-term debt of CHF 733 million partially offset by additional long-term debt of CHF 394 million.

     Net debt decreased by CHF 88 million to CHF 1 854 million in 2006. The total debt decrease of CHF 325 million described above was partially offset by decreased cash and cash equivalents.

SIGNIFICANT OTHER EVENTS
In 2006 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) issued in September 2006 by the U.S. Financial Accounting Standards Board (“FASB”). These recognition provisions required the Company to record the funded status of its various defined benefit pension and other post-retirement plans in the Consolidated Balance Sheet as of December 31, 2006. As a result of adopting SFAS No. 158, the Company reduced other long-term assets by CHF 704 million, increased other long-term liabilities by CHF 127 million and, through “accumulated other comprehensive loss”, reduced shareholder’s equity by CHF 623 million, net of deferred income taxes of CHF 208 million. The adoption of SFAS No. 158 had no impact on the Company’s results of operations or cash flows. See Note 19 to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis.

     Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

IMPAIRMENT TESTING OF PROPERTY, PLANT AND EQUIPMENT, GOODWILL AND OTHER INTANGIBLE ASSETS
As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s Consolidated Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

     The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets as well as other factors to determine the fair value of the respective assets. The key variables that management must estimate in determining these expected future cash flows and fair values include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables.

     The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES
The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, technology that is expected to be approved for remediation of contaminated sites, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

www.cibasc.com / Ciba Specialty Chemicals 5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)

The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

     For further discussion related to environmental matters, see Note 22 to Consolidated Financial Statements.

PENSION AND OTHER POSTRETIREMENT BENEFITS
Many of the amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the markets and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, changes in labor market conditions; and (iv) for health care cost trend rates, the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees.

     The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2006 and 2005, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in Note 19 to the Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

INCOME TAXES
Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of tax losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies.

     The assumptions involved in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation.

     In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions have been made for any additional taxes that may result from any tax audits of historical periods that are currently ongoing or that may occur.

6 Ciba Specialty Chemicals / Financial Review 2006

FINANCIAL REVIEW

SALES VOLUMES SHOW STRONG GROWTH WHILE FAVORABLE CURRENCY EFFECTS OFFSET SLIGHT PRICE DECLINES
Sales increased to CHF 6 352 million or by 5 percent in Swiss francs and by 4 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

CONSOLIDATED SALES DEVELOPMENT	2006 COMPARED TO 2005
Volume/product mix	5%
Price	(1)%
Currency	1%
Total in Swiss francs	5%

Each of the Company’s segments as well as all business lines within each segment delivered sales volume/product mix growth during 2006 reflecting improved overall market demand and the results of more focused sales and marketing efforts. Volume growth was particularly strong in certain parts of Coating Effects including electronic materials and imaging and inks and in certain parts of Plastic Additives including home and personal care and polymer products. Continued competitive pressure resulted in an overall slight price decrease with larger price decreases occurring in several areas of Coating Effects.

     Sales grew during 2006 in all geographic regions, with stronger growth rates occurring in the first semester and slower growth occurring in the second half of the year. Sales increased throughout Europe with the exception of the U.K. where sales were below prior year levels. Sales grew in the Americas led by strong sales growth in Central and South America. However, declining demand for paper and the continuing weak North American automotive and construction sectors resulted in flat U.S. sales and only slightly higher sales in Canada. Asia Pacific continued to deliver strong sales performance led in particular by Region China and by India.

     Sales levels were positively impacted by the movements of certain major currencies against the Swiss franc. In particular, the U.S. dollar strengthened in the first semester of 2006 compared with the weaker U.S. dollar in the first semester of 2005. Later in 2006 the U.S. dollar weakened against the Swiss franc, which negatively impacted sales levels. Both the euro and the British pound strengthened slightly in relation to the Swiss franc during 2006. The overall net positive currency effects in 2006 resulted in sales in Swiss francs being 1 percent higher than sales in local currencies.

     In all three major geographic areas, sales in local currencies were slightly lower than Swiss franc sales. Strong sales growth during 2006 in Asia increased this region’s share to 27 percent of the Company’s total sales.

GEOGRAPHIC SALES DISTRIBUTION	2006	2005
Europe	44%	44%
Americas (i)	29%	30%
Asia Pacific (ii)	27%	26%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

GROSS PROFIT INCREASES BOTH IN ABSOLUTE AND PERCENTAGE TERMS
Gross profit increased by 6 percent to CHF 1 849 million or 29.1 percent of sales led by strong sales volume growth and favorable currency effects. Although selective sales price increases could be implemented to accompany continuing raw material cost increases, competitive pressure in several of the Company’s markets also forced selective price concessions.

Overall, sales prices declined slightly. Raw material costs, which had increased significantly in 2005, experienced moderate increases in certain areas. In addition, utility costs increased over prior year, particularly during the first half of the year, due to higher costs of oil and natural gas. As a result, gross margin in percentage terms increased only slightly as the higher sales volumes and positive currency effects were for the most part offset by the higher costs of raw materials and utility costs.

     As part of the Operational Agenda, the Company has launched a program to improve production efficiency. In this program, the physical flow of production is reviewed with the goal of reducing costs, increasing utilization of assets and improving production yield. Management expects that sizable benefits will be realized in future years from this program.

SELLING, GENERAL AND ADMINISTRATIVE COSTS INCREASE
Selling, general and administrative expenses in 2006 were CHF 988 million or 15.6 percent of sales, increasing by 10 percent over the prior year level. Selling, general and administrative expenses in 2005 had benefited from the effect of sales of certain assets. Excluding this effect, selling, general and administrative expenses increased by only 2.7 percent over prior year mainly due to currency translation.

     As part of the Operational Agenda, the Company has launched several initiatives geared towards streamlining the geographic footprint of the Company’s operations, which is expected to reduce future selling, general and administrative costs. The Company also is undertaking a project to redesign its business processes and core IT systems with the goal of eliminating duplication and enhancing data transparency.

INVESTMENT IN RESEARCH AND DEVELOPMENT REMAINS AT PRIOR YEAR LEVELS
Research and development expenses of CHF 270 million were essentially at prior year levels. As a percentage of sales, research and development expenses declined slightly to 4.3 percent in 2006.

     As part of the Operational Agenda, the Company is launching an innovation initiative that will bundle research and development competencies across all businesses more effectively, focus on the development of new technology platforms for attractive end-markets and leverage innovation with targeted external partnering. Consistent with prior years, the Company plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

OPERATING INCOME INCREASE FROM HIGHER SALES VOLUMES AND EFFECTIVE COST MANAGEMENT

	2006	2005
Operating income before restructuring,
impairment and other charges	531	509
Restructuring, impairment and other charges	(69)	(120)
Operating income	462	389
Operating income margin before restructuring,
impairment and other charges	8.4%	8.4%
2006 compared to 2005
Operating income before restructuring,
impairment and other charges	5%

Operating income increased significantly by 19 percent to CHF 462 million in 2006 from CHF 389 million in 2005. The major contributors to this increase were increased sales volume, improved capacity utilization and lower restructuring costs. Project Shape, which is nearly complete, incurred restructuring, impairment and other costs in 2006 of CHF 52 million compared with CHF 116 million in 2005. Without these restructuring, impairment and others costs, operating income in 2006 would have increased by CHF 22 million to CHF 531 million and would have remained at a level of 8.4 percent of sales. Benefits in 2006 resulting from Project Shape and other initiatives were CHF 95 million consisting primarily of reduced personnel costs from headcount reductions.

www.cibasc.com / Ciba Specialty Chemicals 7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)

SEGMENTS RESULTS
Plastic Additives results
Sales increased to CHF 2 090 million in 2006 or by 8 percent in Swiss francs and by 7 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

SALES DEVELOPMENT	2006 COMPARED TO 2005
Volume/product mix/acquisition	7%
Price	0%
Currency	1%
Total in Swiss francs	8%

Sales across all of the Segment’s business lines were above 2005 in both local currencies and Swiss francs. The Segment was able to maintain its sales prices at a constant level. Strong demand caused overall sales volume to increase despite certain sales volume losses due to price competition. In addition, acquisitions contributed one percent to volume growth.

     Base polymer’s sales increased over prior year due to particularly strong volumes during the first semester of 2006 and some price increases throughout the year for the business line’s core products. Despite some price erosion, polymer products experienced strong overall sales growth throughout much of the year due to increased sales volumes particularly to the downstream converting industry partially offset by weaker sales to resin producers. Process and lubricant additives experienced strong sales growth in 2006 with reduced sales to global additive companies being more than compensated by strong sales to all other customers. Home and personal care sales experienced double-digit growth over prior year led by very strong growth in sales of UV absorbers reflecting the higher UV protection standards in Europe.

     Geographically, sales in the Americas were slightly above prior year in Swiss francs and unchanged in local currency. In Europe positive sales growth occurred in both Swiss francs and local currencies. Asia Pacific continued its strong sales growth trend especially in Region China, Singapore and Korea.

OPERATING INCOME	2006	2005
Operating income	312	260
As a percentage of sales	14.9%	13.4%

Operating income increased both in absolute terms and as a percentage of sales. The strong sales increase combined with improved efficiency from higher capacity utilization levels more than compensated for increased raw material and energy costs. Selling, general and administration expenses were higher, both in local currencies and in Swiss francs. The Segment’s investment in research and development activities increased slightly over prior year level and decreased slightly in percent of sales.

ASSET MANAGEMENT	2006	2005
Net current operating assets:
Absolute in CHF	443	451
As a percentage of sales	21%	23%
Capital expenditures in CHF	98	72
Invested capital in CHF	1 298	1 442
Total assets in CHF	1 613	1 696

Net operating assets decreased from prior year levels. Higher inventory values were more than offset by higher payables and lower receivables. Inventory values increased due to higher production volumes and higher raw material prices. Capital expenditures increased by CHF 26 million reaching the same level as depreciation. The increase is due to the construction of the new antioxidant manufacturing plant in Singapore. Both invested capital and total assets decreased over prior year, due to the previously mentioned adoption of SFAS No. 158.

Coating Effects results
Sales in Swiss francs increased to CHF 1 801 million in 2006 or by 6 percent and increased by 5 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

SALES DEVELOPMENT	2006 COMPARED TO 2005
Volume/product mix	8%
Price	(3)%
Currency	1%
Total in Swiss francs	6%

Sales in all of the Segment’s business lines exceeded prior year levels in both Swiss francs and local currencies. Strong volume gains across all business lines offset the effect of price erosion from continuing competitive pressure. As a result, the Segment experienced overall sales growth.

     Sales growth in the plastics business occurred primarily due to increased sales to customers in the consumer goods and fibers industries. The coatings business experienced sales growth due to increased sales in industrial and decorating markets and, to a lesser extent, the transportation market. Electronic materials experienced strong sales growth in all but one of its markets, with microelectronics being the greatest contributor in absolute terms and displays being the greatest percentage contributor. In the imaging and inks business, strong sales growth achieved in the digital and photo and publication/commercial products markets was partially offset by lower sales compared with prior year in the packaging and specialty products market.

     Geographically, in Europe sales levels were above prior year levels, both in Swiss francs and local currencies. Sales in both Swiss francs and local currencies increased in all European countries except the U.K., with the most significant percentage increases occurring in Italy and France. In the Americas sales remained at prior year levels in Swiss francs and decreased slightly in local currencies. While Central and South America showed positive sales growth, the U.S. and Canada were below prior year levels reflecting the low demand in the North American automobile industry. Sales in Asia Pacific were above prior year levels in both Swiss francs and local currencies. Sales grew significantly in Region China after declining in prior year and also grew in Japan and the rest of Asia, although at less significant rates than prior year.

8 Ciba Specialty Chemicals / Financial Review 2006

OPERATING INCOME	2006	2005
Operating income	244	226
As a percentage of sales	13.6%	13.2%

Operating income increased in absolute terms and, to a lesser extent, as a percentage of sales. Higher sales volumes and the resulting improved capacity utilization levels more than offset sales price declines and higher utility costs, which allowed margins to remain relatively stable. Selling, general and administration expenses were higher than prior year, both in Swiss francs and local currencies. Investment in research and development remained at 6 percent of sales.

ASSET MANAGEMENT	2006	2005
Net current operating assets:
Absolute in CHF	539	548
As a percentage of sales	30%	32%
Capital expenditures in CHF	49	78
Invested capital in CHF	1 644	1 962
Total assets in CHF	1 900	2 198

Net operating assets decreased from prior year levels due to higher payables and slightly lower receivables, partially offset by increased inventory. Inventory values and payables increased due to higher volumes as well as higher prices for raw materials. Capital expenditures were significantly below prior year and continue to be below the level of depreciation. Both invested capital and total assets decreased as a consequence of the previously mentioned adoption of SFAS No. 158.

Water & Paper Treatment results
Sales increased to CHF 2 461 million in 2006 or by 3 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2006 compared to 2005 resulted from the following factors:

SALES DEVELOPMENT	2006 COMPARED TO 2005
Volume/product mix	1%
Price	0%
Currency	2%
Total in Swiss francs	3%

Sales across all of the Segment’s business lines except for paper were above prior year levels in both Swiss francs and local currencies. Sales for business line paper increased slightly in Swiss francs and decreased slightly in local currencies. Continuing paper manufacturing facility closures in Europe and the shift from newsprint to on-line news in North America impacted the business line’s sales growth. As the result of increased sales prices and slightly higher volumes in certain industries, water treatment reported sales growth. Sales in detergents and hygiene increased as lower sales prices were more than offset by higher sales volumes, particularly to detergent manufacturers.

     Geographically, sales in Europe remained relatively flat throughout 2006. The positive sales growth in water treatment and detergents and hygiene was offset by the reduced sales in paper as a result of overca-pacity. In the Americas sales were slightly higher in Swiss francs and slightly lower in local currencies. Sales in Central and South America increased modestly in Swiss francs and to a lesser extent in North America. Sales in local currencies increased in Central America, were flat in the U.S. and South America, and decreased in Canada. Asia Pacific continued to grow with sales in both Swiss francs and local currencies increasing in all areas except Japan, which had slightly higher sales in local currency but lower sales in Swiss francs. Region China experienced strong sales growth in both Swiss francs and local currencies.

OPERATING INCOME	2006	2005
Operating income	81	128
As a percentage of sales	3.3%	5.4%

Operating income decreased both in absolute terms and as a percentage of sales. Margins decreased mainly due to higher raw material costs, which were not able to be fully recovered through sales price increases or cost reductions. Although production costs decreased in local currencies, unfavorable currency effects resulted in slightly higher production costs than prior year in Swiss francs. Gross margin decreased from prior year. The after-effects of the fire in 2005 at the Grenzach, Germany plant continued to negatively impact margins due to temporarily lower capacity utilization. Repairs were completed in 2006 and the plant resumed operations. Selling, general and administrative costs were higher in both Swiss francs and in local currencies. Investments in research and development decreased slightly both in amount and as a percentage of sales, but remain at approximately 2 percent of sales.

ASSET MANAGEMENT	2006	2005
Net current operating assets:
Absolute in CHF	590	536
As a percentage of sales	24%	22%
Capital expenditures in CHF	79	89
Invested capital in CHF	3 207	3 282
Total assets in CHF	3 585	3 644

The Segment’s net operating assets were higher than prior year levels. Increases in inventories and receivables were only slightly offset by an increase in payables. The increases in inventory values and payables were mainly driven by increased raw material prices. Capital expenditures decreased from prior year and continue to be below depreciation expense. The overall decrease in total assets and invested capital was due to the previously mentioned adoption of SFAS No. 158.

CONSOLIDATED BALANCE SHEETS

SELECTED BALANCE SHEET DATA AS OF DECEMBER 31,	2006	2005
Cash and cash equivalents and
short-term investments	1 028	1 265
Total assets	9 081	10 612
Total shareholders’ equity	3 214	3 903

Total assets presented above include both continuing and discontinued operations.

     Cash and cash equivalents and short-term investments decreased by CHF 237 million from 2005 to 2006 primarily due to the repayment of debt being only partially offset by the issuance of new debt. Total assets of continuing operations decreased by CHF 771 million compared with prior year mainly as a consequence of the previously mentioned adoption of SFAS No. 158.

www.cibasc.com / Ciba Specialty Chemicals 9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)

Prior to adoption of SFAS No. 158, the Company had consistently applied those existing U.S. GAAP standards related to pension accounting. As a result, approximately CHF 700 million of pension-related assets were recorded for the differences between using long-term expected pension plan results instead of actual pension plan results in determining pension costs. This difference was principally related to expected rates of return on pension plan assets being higher than actual rates of return. As of December 31, 2006, the Company’s funded pension plans had a net funded status liability of CHF 125 million. SFAS No. 158 requires the Company to adjust the balance sheet as of December 31, 2006 to reflect this net liability. In recording this adjustment, the above-mentioned pension-related assets were reduced with an offsetting increase in accumulated other comprehensive loss in shareholders’ equity.

     The remaining decrease in total assets resulted from the divestment in 2006 of discontinued operations. The Company further continued in 2006 its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     The decrease of CHF 689 million in shareholders’ equity in 2006 was principally due to the CHF 623 million pension funded status adjustment that resulted from the previously described adoption of SFAS No. 158.

LIQUIDITY AND CAPITAL RESOURCES
In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

TREASURY MANAGEMENT
The international financial markets remained volatile in 2006. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in global interest rates as well as an initial strengthening and subsequent weakening of the U.S. dollar against the Swiss franc and the Euro, and the strengthening of the euro and British pound against the Swiss franc.

     As a consequence of the strong economic growth in Asia and the U.S. and somewhat lower but still significant growth in Europe, global short-term interest rates continued to rise during 2006. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to reduce the average cost of its total borrowings to 3.91 percent in 2006 compared with 4.05 percent in 2005. The Company’s net interest cost, which is interest expense less interest income, was reduced to CHF 99 million as compared with CHF 114 million in 2005.

     During 2006, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.32 to a low of approximately CHF 1.19. The Swiss franc balance sheet year-end rate was at CHF 1.21 against the U.S. dollar in 2006 versus CHF 1.31 at the end of 2005. During 2006, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.60 to a low of approximately CHF 1.54. At the end of 2006, the Swiss franc was at a level of CHF 1.60 against the euro versus CHF 1.56 at the end of 2005.

     The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions, when considered cost effective, to protect the cash flows of its operating companies against unfavorable foreign currency movements.

In 2006, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 62 million, an increase of CHF 39 million from CHF 23 million in 2005. The increase in 2006 is mainly due to increased losses from adverse foreign currency exchange rates during the second quarter of the year that were only partially hedged. Otherwise, other financial expenses, net was relatively stable between the two periods.

CAPITAL RESOURCES
The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.

     Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

     During 2006, the Company entered into a cross currency swap with a third-party financial institution that is designated as a cash flow hedge to effectively fix in Swiss francs the future cash flows for both interest and principal payments on the underlying EUR 100 million of debt. For further information see Note 10 to Consolidated Financial Statements.

     In May 2006 both Moody’s and Standard & Poor’s lowered the Company’s rating. Moody’s changed the rating from A3, negative outlook to Baa2, stable outlook. Standard & Poor’s changed the rating from A-, negative outlook to BBB stable outlook. Despite these ratings decreases, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required because the current ratings are still investment grade and capital markets regularly provide liquidity to borrowers with similar or even lower ratings. Further, the Company was able to successfully refinance a portion of its debt in 2006 after these ratings decreases occurred.

     The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The Company is investing approximately CHF 125 million in a new production plant for antioxidants for plastics in Singapore. Construction is underway and start-up of the new plant is expected to occur in early 2008. Subject to developments affecting the Company, which cannot be predicted or controlled, management for the next one to two years intends to maintain the Company’s capital expenditure levels, including the new production plant in Singapore, generally in the range of the past three years. Other than as described above, the Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.

     For further information on capital resources available to the Company, see Notes 13 and 14 to Consolidated Financial Statements.

10 Ciba Specialty Chemicals / Financial Review 2006

NET DEBT
The table below shows the components of net debt at December 31, 2006 and 2005:

NET DEBT	2006	2005
Short-term debt	173	266
Long-term debt	2 709	2941
Total debt	2 882	3207
Cash and cash equivalents	(1 027)	(1251)
Short-term investments	(1)	(14)
Net debt	1 854	1942

The Company maintains short-term debt facilities, including bank overdraft and credit line facilities to finance its working capital requirements, which are described in Note 13 to the Consolidated Financial Statements.

     The Company’s long-term debt in 2006 and 2005 consisted primarily of Euro Medium-Term Notes (EMTN Program), straight bonds and unsecured notes, which are described in Note 14 to the Consolidated Financial Statements. The current portion of long-term debt totaled CHF 4 million at December 31, 2006 and CHF 4 million at December 31, 2005.

     None of the Company’s debt arrangements contain any convenants that would cause the debt to become payable prior to its scheduled maturity in the event the Company were to fail to maintain a particular credit rating or financial ratio, or to achieve any particular level of financial results.

     Total debt decreased by a net CHF 325 million principally as the result of the early repayment of CHF 600 million of debt being only partially offset by the issuance of a new CHF 225 million bond. Net debt decreased by CHF 88 million in 2006. Long-term debt was slightly below prior year levels. See Note 14 to Consolidated Financial Statements.

     The Company may, if and when it is economically advantageous, issue new debt.

CASH FLOWS
The net decrease in cash and cash equivalents of CHF 224 million from year end 2005 to year end 2006 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

CASH FLOWS FROM OPERATING ACTIVITIES	2006	2005
Net loss	(41)	(256)
Loss from discontinued operations, net of tax	300	456
Depreciation and amortization	359	372
Net change in operating assets
and liabilities	(207)	(132)
Other, net	59	(134)
Net cash provided by (used in)
discontinued operations	(48)	101
Net cash provided by operating activities	422	407

Cash flows provided by operating activities of CHF 422 million were CHF 15 million higher than 2005 primarily due to the Company’s improved overall operating results and lower cash payments for taxes partially offset by changes in operating assets and liabilities, particularly inventory. The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

CASH FLOWS FROM INVESTING ACTIVITIES	2006	2005
Capital expenditures	(236)	(246)
Sale (acquisition) of businesses,
net of cash	192	(50)
Proceeds from sale of assets and changes
in loans and other long-term assets	(107)	34
Discontinued operations	(8)	(30)
Net cash used in investing activities	(159)	(292)

Cash flows used in investing activities decreased by CHF 133 million in 2006 to CHF (159) million from CHF (292) million in 2005. This decrease is primarily attributable to the sale of the Textile Effects Segment partially offset by the investment in a new Company wide system structure and software as well as minor acquisitions.

CASH FLOWS FROM FINANCING ACTIVITIES	2006	2005
Decrease in short-term
and long-term debt, net	(339)	(341)
Dividends paid	(199)	(66)
Capital reduction paid	0	(130)
Treasury stock transactions and other	47	11
Net cash used in financing activities	(491)	(526)

In 2006, cash flows used in financing activities were CHF 35 million lower than in prior year. The CHF 3 per share dividend paid in 2006 was equal to the combined CHF 1 per share dividend and CHF 2 per share capital reduction paid in 2005. For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and Notes 13 and 14 to Consolidated Financial Statements.

     At the Company’s Annual General Meeting on March 2, 2006, the shareholders approved the Board of Directors’ proposal for a dividend payment of CHF 3 per share, based on 2005 results. The dividend payment, which totaled CHF 199 million, was made on March 8, 2006.

     At the Company’s Annual General Meeting on March 3, 2005, the shareholders approved the Board of Directors’ proposal for a dividend payment of CHF 1 per share, based on 2004 results, and a payment to shareholders in the form of a capital reduction of CHF 2 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 3 per share to CHF 1 per share. The dividend payment, which totaled CHF 66 million, was made on March 8, 2005 and the capital reduction payment was made on May 18, 2005, totaling CHF 130 million.

FREE CASH FLOW	2006	2005
Net cash provided by continuing operations	470	306
Restructuring payments, net (i)	68	82
Net cash used in continuing investing activities	(151)	(262)
Sale (acquisition) of businesses, net of cash	(192)	50
Free cash flow	195	176
(i) Net of proceeds from restructuring-related asset sales.

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

www.cibasc.com / Ciba Specialty Chemicals 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions of Swiss francs, except share and per share data)

Free cash flow was higher by CHF 19 million in 2006 compared to prior year mainly due to higher cash from operating activities partially offset by decreased proceeds from sale of assets and increased investments in other long-term assets.

LONG-TERM OBLIGATIONS, COMMITMENTS AND CONTINGENCIES
The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2006, various long-term obligations that will become due in 2007 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2006, the Company’s current estimate of their annual maturities.

PAYMENTS BY YEAR, AS FROM DECEMBER 31, 2006
		LESS			MORE
		THAN	1 TO 3	3 TO 5	THAN
	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS
Long-term debt,
including current portion (i)	2 706	4	722	10	1 970
Long-term obligations,
including current portion (ii)	1 495	117	192	180	1 006
Raw material
purchase commitments	895	371	441	83	0
Fixed assets and other
purchase commitments	361	173	108	68	12
Lease commitments	117	33	42	23	19
Total	5 574	698	1 505	364	3 007

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 14 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(ii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2006. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 22 to Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 1 million which will expire in 2008 or thereafter.

EFFECTIVE INCOME TAX RATE
The Company reported a lower effective income tax rate in 2006 than in 2005. The primary unique events impacting the 2006 rate are decreases resulting from releases of previously existing tax risk provisions upon the determination that they were no longer necessary and the net increase in valuation allowances on deferred tax assets more fully described in Note 15 to Consolidated Financial Statements.

CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

PENSIONS AND OTHER POSTRETIREMENT BENEFITS
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”), which requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of SFAS No. 158 on December 31, 2006. The fair value of plan assets and benefit obligations at year-end will be implemented as of December 31, 2008 for all plans. See Note 19 for further discussion regarding the changes and related balance sheet impact that resulted from the adoption of SFAS No. 158.

INCOME TAXES
In July 2006, the FASB published FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

     At times, tax laws are subject to varied interpretation, and whether tax positions taken in tax returns will ultimately be sustained may be uncertain. FIN 48 provides for a standardized way to account for tax positions taken where the tax law is not specifically clear and no precedent is set. Under FIN 48, tax positions are recognized if it is more likely than not that these positions will be upheld. The amount of the position to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

     The Company is required to adopt FIN 48 effective January 1, 2007. Management estimates that the adoption will not have a material effect on the Company’s 2007 results of operations, financial position or cash flows. In 2006 and prior years, the Company recorded provisions related to uncertain tax positions for amounts that are estimated to be probable of becoming payable.

ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 22 to Consolidated Financial Statements.

12 Ciba Specialty Chemicals / Financial Review 2006

USE OF CERTAIN SUPPLEMENTARY FINANCIAL INDICATORS

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

     The Company uses free cash flow as one of the components of its annual incentive compensation program. The other components of the program are operating income margin (operating income divided by net sales) and net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, operating income margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (operating income margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

     As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, net income, cash flows from operating, investing and financing activities, total assets, total debt and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

FREE CASH FLOW
Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in or restructuring of the Company’s businesses, or distributions to shareholders and, as such, is limited to being used for this consideration only. Free cash flow should not be used to measure the residual cash flow that may be available for discretionary expenditures because of mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

     The reconciliation of free cash flow to net cash provided by continuing operations is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

NET DEBT
The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

INVESTED CAPITAL
The reconciliation of invested capital to total shareholders’ equity is included in Note 2 to Consolidated Financial Statements.

CURRENCY EXCHANGE RATES
Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in Note 3 to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this Annual Report 2006 are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

www.cibasc.com / Ciba Specialty Chemicals 13

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	NOTES	2006	2005
Net sales		6 352	6 035
Cost of goods sold		(4 503)	(4 299)
Gross profit		1 849	1 736
Selling, general and administrative		(988)	(898)
Research and development		(270)	(272)
Amortization of other intangible assets	9	(60)	(57)
Restructuring, impairment and other charges	24	(69)	(120)
Operating income		462	389
Interest expense		(122)	(135)
Interest income		23	21
Other financial expense, net		(62)	(23)
Income from continuing operations before income taxes and minority interest		301	252
Provision for income taxes	15	(39)	(48)
Minority interest		(3)	(4)
Income from continuing operations		259	200
Income (loss) from discontinued operations, net of tax (i)	4	53	(456)
Loss on sale of discontinued operations, net of tax (i)	4	(353)	0
Net loss		(41)	(256)

Earnings (loss) per share, basic and diluted	20
Continuing operations		3.91	3.06
Discontinued operations		(4.54)	(6.98)
Net loss per share		(0.63)	(3.92)

Weighted average shares outstanding, basic and diluted (in millions)		66.2	65.3

(I)	Includes for income (loss) from discontinued operations, net of tax: CHF 12 million tax benefit for 2006 and CHF 30 million tax benefit for 2005, and for loss on sale of discontinued operations, net of tax: CHF 88 million tax benefit for 2006.

See Notes to Consolidated Financial Statements

14 Ciba Specialty Chemicals / Financial Review 2006

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share and per share data)

DECEMBER 31,	NOTES	2006	2005
Assets
Current assets
Cash and cash equivalents		1 027	1 251
Accounts receivable, net	5	892	875
Inventories	6	1 241	1 135
Prepaid and other current assets		375	373
Current assets of discontinued operations	4	19	633
Total current assets		3 554	4 267
Property, plant and equipment, net	7	2 576	2 693
Goodwill	8	1 559	1 492
Other intangible assets, net	9	910	831
Financial investments	10	121	132
Other assets	11	361	1 051
Long-term assets of discontinued operations	4	0	146
Total assets		9 081	10 612

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		560	480
Short-term debt	13	173	266
Income taxes payable		38	106
Accruals and other current liabilities	12	729	787
Current liabilities of discontinued operations	4	66	252
Total current liabilities		1 566	1 891
Long-term debt	14	2 709	2 941
Deferred income taxes	15	138	381
Other liabilities	16	1 378	1 309
Long-term liabilities of discontinued operations	4	1	107
Total liabilities		5 792	6 629
Minority interest		75	80
Shareholders’ equity	17
Common stock (i)		69	69
Additional paid-in capital		3 929	3 993
Retained earnings		280	520
Accumulated other comprehensive loss		(928)	(409)
Treasury stock, at cost (ii)		(136)	(270)
Total shareholders’ equity		3 214	3 903
Total liabilities and shareholders’ equity		9 081	10 612

(i)	Par value CHF 1 per share, 79.1 million shares authorized and 69.1 million shares issued as of December 31, 2006 and 2005.

(ii)	December 31, 2006: 1.6 million treasury shares; December 31, 2005: 2.6 million treasury shares.

See Notes to Consolidated Financial Statements

www.cibasc.com / Ciba Specialty Chemicals 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	2006	2005
Cash flows from operating activities
Net loss	(41)	(256)
Loss from discontinued operations, net of tax	300	456
Income from continuing operations	259	200
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	359	372
Deferred income taxes	34	(34)
Restructuring, impairment and other charges	69	120
Restructuring payments	(83)	(82)
Gain on sale/disposal of assets, net	(7)	(69)
Minority interest and other non-cash items, net	46	(69)
Changes in operating assets and liabilities:
Accounts receivable, net	(10)	20
Inventories	(110)	(27)
Accounts payable	61	(52)
Other operating assets and liabilities	(148)	(73)
Net cash provided by continuing operations	470	306
Net cash provided by (used in) discontinued operations	(48)	101
Net cash provided by operating activities	422	407

Cash flows from investing activities
Capital expenditures	(236)	(246)
Proceeds from sale of assets	18	94
Sale (acquisition) of businesses, net of cash (i)	192	(50)
Loans and other long-term assets	(125)	(60)
Discontinued operations	(8)	(30)
Net cash used in investing activities	(159)	(292)

Cash flows from financing activities
Decrease in short-term debt, net	(98)	(71)
Proceeds from long-term debt	394	5
Repayments of long-term debt	(635)	(275)
Dividends paid	(199)	(66)
Capital reduction paid	0	(130)
Treasury stock transactions	47	11
Net cash used in financing activities	(491)	(526)

Effect of exchange rate changes on cash and cash equivalents	4	53
Net decrease in cash and cash equivalents	(224)	(358)
Cash and cash equivalents, beginning of year	1 251	1 609
Cash and cash equivalents, end of period	1 027	1 251

Supplemental cash flow information
Cash paid for interest	(135)	(139)
Cash paid for income taxes	(52)	(92)
(i) 2006 includes disbursements for acquisitions of businesses, net of cash acquired, of CHF 31 million.

See Notes to Consolidated Financial Statements

16 Ciba Specialty Chemicals / Financial Review 2006

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Swiss francs, except share and per share data)

				ACCUMULATED
			ADDITIONAL		OTHER COM-	TREASURY STOCK
		COMMON	PAID-IN	RETAINED	PREHENSIVE	UNRESERVED	RESERVED
	NOTES	STOCK	CAPITAL	EARNINGS	LOSS	SHARES	SHARES	TOTAL
Balance at December 31, 2004		212	4 146	843	(575)	(70)	(404)	4 152
Net loss				(256)				(256)
Currency translation adjustments					189			189
Minimum pension liability adjustment,
net of tax of CHF 16					(25)			(25)
Other					2			2
Comprehensive income (loss)				(256)	166			(90)
Capital reduction paid (i)		(138)	8					(130)
Cash dividends declared and paid (ii)				(66)				(66)
Share cancellation	17	(5)	(157)				162	0
Treasury stock transactions	17		(13)			(105)	147	29
Other			9	(1)				8
Balance at December 31, 2005		69	3 993	520	(409)	(175)	(95)	3 903
Net loss				(41)				(41)
Currency translation adjustments					86			86
Pension funded status adjustment, net
of tax of CHF 0					19			19
Other					(1)			(1)
Comprehensive income (loss)				(41)	104			63
Cash dividends declared and paid (ii)				(199)				(199)
Treasury stock transactions	17		(71)			39	95	63
Adjustment to initially apply SFAS
No. 158, net of tax of CHF 208	19				(623)			(623)
Other			7					7
Balance at December 31, 2006		69	3 929	280	(928)	(136)	0	3 214

(i)    Capital reduction paid in 2005 was CHF 2.00 per share.

(ii)  Cash dividend declared and paid in 2006 was CHF 3.00 per share (2005:  CHF 1.00 per share).

See Notes to Consolidated Financial Statements

www.cibasc.com / Ciba Specialty Chemicals 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS
Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, paper and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

BASIS OF CONSOLIDATION AND PRESENTATION
The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling financial interest have been consolidated. Investments in which the Company exercises significant influence (generally 20–50 percent ownership interest), but does not control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

DISCONTINUED OPERATIONS
The operating results of components of the Company that are disposed of or have been classified as held for sale and meet the criteria described in the following sentence are removed from continuing operations for all periods presented and reported as discontinued operations. The criteria for reporting discontinued operations are that the component has operations and cash flows that can be clearly distinguished from the rest of the Company, the operating results of that component’s operations and cash flows have been or will be eliminated from the Company’s ongoing operations, and the Company does not have significant continuing involvement in the component’s operations after the disposal transaction.

     In 2006, the Company disposed of its Textile Effects and Masterbatch businesses, both of which met the criteria for recording as discontinued operations. Accordingly, the operating results of these businesses have been removed from continuing operations for all periods presented and reported as discontinued operations. See Note 4 for further discussion regarding discontinued operations.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

FOREIGN CURRENCY TRANSLATION
The Company’s financial statements are prepared in millions of Swiss francs (“CHF million”). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income. For foreign currency transactions, changes in exchange rates that arise between transactions, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income (loss) for the period.

CASH EQUIVALENTS
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

ACCOUNTS RECEIVABLE, NET
Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks. Accounts receivable are written off when they are determined to be uncollectible.

INVENTORIES
The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (“FIFO”) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings and 5 to 20 years for machinery and equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at the lesser of the present value of the minimum future lease payments or their fair value at the date of acquisition and depreciated over the useful life of the asset or, if the lease does not provide for the transfer of ownership of the assets to the Company, the lease term if it is shorter than the useful life of the asset. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill acquired in business combinations is capitalized at acquisition cost and annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (“net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

     In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (“assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the fair value of the reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the Consolidated Statements of Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

18 Ciba Specialty Chemicals / Financial Review 2006

     During 2006 and 2005, the Company completed the annual impairment test of goodwill and determined that the goodwill reported in continuing operations is not impaired. See Note 4 for discussion of goodwill impairment reported in discontinued operations.

Other intangible assets
Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 35 years). Other intangible assets with indefinite lives are not amortized.

     The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For such assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

     Other intangible assets with indefinite lives are reviewed annually for impairment, or on an interim basis if indications of possible impairment are present. For such assets, if the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that difference. Intangible assets with indefinite lives are reviewed annually to determine whether their useful lives remain indefinite. If such an asset is then determined to have a finite life, the asset is tested for impairment. The carrying amount of the intangible asset after recognition of an impairment charge, if any, is then amortized over the asset’s remaining useful life and further accounted for in the same manner as other intangible assets with finite lives.

FINANCIAL INVESTMENTS
Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company, but in which the Company maintains a significant equity ownership or other interest, and investments in unconsolidated companies (less than 20 percent ownership and not otherwise controlled by the Company).

     Investments in equity affiliates are accounted for using the equity method under which the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received.

     Investments in unconsolidated companies are designated as available-for-sale securities and, where quoted market prices are available, are recorded at fair value. Unrealized gains and losses on these securities, net of tax, are included as a component of shareholders’ equity in accumulated other comprehensive income (loss). Where quoted market prices do not exist and where it is not cost beneficial to estimate fair value, such investments are accounted for at cost. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the Consolidated Statements of Income.

DERIVATIVE FINANCIAL INSTRUMENTS
For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair values of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as adjustments to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that had been recorded as adjustments to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of financial income/expense. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of other financial expense, net.

REVENUE RECOGNITION
Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers, product returns and other adjustments are provided for in the same period the related sales are recorded.

INCOME TAXES
The provision for income taxes has been determined using the asset and liability approach and consists of income taxes currently paid or payable to taxing authorities in the jurisdictions in which the Company operates plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a future tax benefit will not be realized.

     Provision has also been made for taxes that would be levied upon the remittance to the parent company of currently unremitted earnings of foreign operations. However, no such provision is made for unremitted earnings of foreign operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES
The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology and technology that is expected to be approved to remediate the site, presently enacted laws and regulations and prior experience in remediation of contaminated sites.

www.cibasc.com / Ciba Specialty Chemicals 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

RESTRUCTURING
Costs associated with exit or disposal activities that do not involve discontinued operations are included in restructuring, impairment and other charges in the Company’s Consolidated Statements of Income. Liabilities for costs associated with exit or disposal activities are initially recognized and measured at fair value in the period in which the liability is incurred. Liabilities for one-time termination benefits provided to employees that are involuntarily terminated are recognized and measured at their fair value at the communication date unless the employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period, liabilities for the termination benefits are measured initially at the communication date based on the fair value of the liabilities as of the termination date and recognized ratably over the future service period.

     Liabilities for costs to terminate contracts before the end of their term are recognized and measured at their fair value when the contracts are terminated. Liabilities for costs that continue to be incurred under contracts for their remaining term without economic benefit to the Company are recognized and measured at their fair value when the Company ceases using the rights conveyed by the contracts. Liabilities for other costs associated with exit or disposal activities are recognized and measured at their fair value in the periods in which the liabilities are incurred.

NEW ACCOUNTING STANDARDS
Pensions and other postretirement benefits
In September 2006, the Financial Accounting Standards Board (FASB)  issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”), which requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company fully adopted the “disclosure and recognition” provisions of SFAS No. 158 on December 31, 2006. The “measurement” provisions of SFAS No. 158 are not applicable until the year ending December 31, 2008. See Note 19 for further discussion regarding the changes and related balance sheet impact that resulted from the adoption of SFAS No. 158.

Other
There were no other new accounting standards issued by the FASB or other authoritative standard setters that became effective during 2006 and that had a material effect on the Company’s financial statements.

RECLASSIFICATIONS
Certain reclassifications to the 2005 financial statements and related footnote amounts have been made to conform to the 2006 presentation.

20 Ciba Specialty Chemicals / Financial Review 2006

2. BUSINESS SEGMENT AND GEOGRAPHIC DATA

YEAR ENDED DECEMBER 31,	2006	2005
Net Sales
Plastic Additives	2 090	1 938
Coating Effects	1 801	1 703
Water & Paper Treatment	2 461	2 394

Total net sales	6 352	6 035

Operating income before restructuring, impairment and other charges
Plastic Additives	312	260
Coating Effects	244	226
Water & Paper Treatment	81	128
Corporate	(106)	(105)
Total operating income before restructuring, impairment and other charges	531	509

Operating income margin before restructuring, impairment and other charges
Plastic Additives	14.9%	13.4%
Coating Effects	13.6%	13.2%
Water & Paper Treatment	3.3%	5.4%
Corporate	-	-
Operating income margin	8.4%	8.4%

Restructuring, impairment and other charges(i)
Plastic Additives	0	0
Coating Effects	0	0
Water & Paper Treatment	0	0
Corporate	69	120
Total restructuring, impairment and other charges	69	120

Depreciation and amortization
Plastic Additives	98	95
Coating Effects	105	104
Water & Paper Treatment	150	160
Corporate	6	13
Total depreciation and amortization	359	372

Operating income
Plastic Additives	312	260
Coating Effects	244	226
Water & Paper Treatment	81	128
Corporate(i)	(175)	(225)
Total operating income	462	389

Operating income margin
Plastic Additives	14.9%	13.4%
Coating Effects	13.6%	13.2%
Water & Paper Treatment	3.3%	5.4%
Corporate	-	-
Operating income margin	7.3%	6.4%

(i)	All restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

YEAR ENDED DECEMBER 31,	2006	2005
Research and development
Plastic Additives	97	97
Coating Effects	105	104
Water & Paper Treatment	45	48
Corporate	23	23
Total research and development	270	272

Capital expenditures
Plastic Additives	98	72
Coating Effects	49	78
Water & Paper Treatment	79	89
Corporate	10	7
Total capital expenditures	236	246

DECEMBER 31,	2006	2005
Total Assets
Plastic Additives	1 613	1 696
Coating Effects	1 900	2 198
Water & Paper Treatment	3 585	3 644
Shared operating assets not allocated to segments(ii)	438	436
Non-operating assets(iii)	1 526	1 859
Discontinued operations	19	779
Total net sales	9 081	10 612

Net Assets
Plastic Additives	1 298	1 442
Coating Effects	1 644	1 962
Water & Paper Treatment	3 207	3 282
Shared operating assets not allocated to segments(ii)	160	80
Non-operating assets(iii)	1 154	1 391
Discontinued operations	(63)	502
Invested capital(iv)	7 400	8 659
Items not included in invested capital	(4 186)	(4 756)
Total shareholders' equity (total net assets)	3 214	3 903

Components of items not included in invested capital
Net deferred tax liabilities	133	(79)
Short-term debt	(173)	(266)
Long-term debt	(2 709)	(2 941)
Other liabilities	(1 378)	(1 309)
Minority interest	(75)	(80)
Discontinued operations	16	(81)
Total items not included in invested capital	(4 186)	(4 756)

(ii)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(iii)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(iv)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

www.cibasc.com / Ciba Specialty Chemicals 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

The Company is organized into three reporting segments: Plastic Additives, Coating Effects and Water & Paper Treatment. The Company’s reporting segments each develop, manufacture and market different products, services and solutions. Each reporting segment is managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

     The Company evaluates the performance of its reportable segments based on operating income. Segment operating income includes all operating items relating to the segments and excludes certain restructuring and other charges that principally apply to the Company as a whole.

     Invested capital is a non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicator. As with any supplementary financial indicator this supplementary financial indicator should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives invested capital from financial measures prepared in accordance with U.S. GAAP.

DESCRIPTION OF SEGMENTS
The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic, lubricant and home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and other substrates that prevent aging and corrosion and help improve appearance, durability and performance of finished plastic goods, high-performance motor oils, industrial lubricants and home and personal care products. The Segment’s service business provides customers with product application solutions.

     The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper & board, water treatment and detergents & hygiene industries. The Segment provides tailored grade solutions to increase paper mill productivity and improve quality, functionality and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore, the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.

22 Ciba Specialty Chemicals / Financial Review 2006

NET SALES TO CUSTOMERS	2006	2005
Europe
Germany	554	542
United Kingdom	256	257
Italy	276	243
France	343	319
Rest of European Union (i)	1 183	1 152
Switzerland	74	64
Rest of Europe	143	131
Total Europe	2 829	2 708

Americas
United States of America	1 211	1 206
Canada	217	213
Central America	120	108
South America	284	254
Total Americas	1 832	1 781

Asia Pacific
Japan	404	401
China Region	407	355
Rest of Asia	560	494
Australia and New Zealand	134	128
Africa and Middle East	186	168
Total Asia Pacific	1 691	1 546
Total net sales to customers	6 352	6 035

Net sales to customers are based on the final destination of the sale.

LONG-LIVED ASSETS	2006	2005
Europe
Germany	286	287
United Kingdom	407	415
Italy	176	170
France	99	104
Rest of European Union (i)	214	224
Switzerland	412	435
Rest of Europe	0	0
Total Europe	1 594	1 635

Americas
United States of America	576	669
Canada	5	5
Central America	65	81
South America	26	27
Total Americas	672	782

Asia Pacific
Japan	20	21
China Region	146	154
Rest of Asia	135	90
Australia and New Zealand	9	10
Africa and Middle East	0	1
Total Asia Pacific	310	276
Total long-lived assets	2 576	2 693

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(i) Rest of European Union includes all other European Union member countries that are not specifically listed.

www.cibasc.com / Ciba Specialty Chemicals 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

3. EXCHANGE RATES OF PRINCIPAL CURRENCIES

				STATEMENT OF INCOME AVERAGE RATES		BALANCE SHEET YEAR-END RATES
				2006	2005	2006	2005
1	U.S. dollar	(USD	)	1.25	1.24	1.21	1.31
1	British pound	(GBP	)	2.31	2.26	2.38	2.28
1	Euro	(EUR	)	1.57	1.55	1.60	1.56
100	Japanese yen	(JPY	)	1.08	1.13	1.03	1.12

4. ACQUISITIONS AND DISCONTINUED OPERATIONS

ACQUISITIONS
There were no significant acquisitions during 2006 or 2005.

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations, net of tax, and loss on sale of discontinued operations, net of tax, include the following:

DIVESTMENT OF TEXTILE EFFECTS BUSINESS
On February 18, 2006 the Company signed an agreement under which Huntsman Corporation agreed to buy the Textile Effects business. The transaction was completed on June 30, 2006, subject to customary post-closing working capital and other adjustments. The financial position and results of operations of the Textile Effects business transferred to Huntsman, which represents substantially all of the Textile Effects Segment, have been reported as discontinued operations in the Consolidated Financial Statements.

     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     During 2006, the Company incurred CHF 14 million of restructuring charges related to the Textile Effects business in order to meet the divestment requirements agreed with the purchaser. The costs incurred were CHF 3 million for severance costs in connection with the reduction of approximately 57 positions and CHF 11 million for impairment costs. A provision of CHF 1 million for costs expected to be incurred by the Company in 2007 to finalize the Textile Effects business restructuring is included in current liabilities of discontinued operations. The Company does not expect that it will incur any additional restructuring expenses related to the Textile Effects business.

Summarized financial information of the discontinued Textile Effects Business is presented in the following table:

	2006	2005
Net sales	665	1 283
Income (loss) before income taxes and minority interest	39	(520)
Benefit (provision) for income taxes	(10)	32
Minority interest	1	(3)
Income (loss) from discontinued operations of Textile Effects business, net of tax	30	(491)

Included in the loss before income taxes and minority interest of the discontinued Textile Effects Business for the year ended December 31, 2005 is an impairment charge of CHF 583 million consisting of CHF 377 million of property, plant and equipment, CHF 161 million of goodwill and CHF 45 million of other intangible assets. The acceleration in 2005 of the shift of the textile market and customers to Asia because of the ending of World Trade Organization quotas triggered the testing of certain of the Textile Effects Segment’s long-lived assets for impairment of their carrying values. For purposes of this testing, the asset group to which the long-lived assets were attributed consisted of the entire Textile Effects Segment.

     The Segment fair value was estimated using an expected discounted cash flow technique that incorporated various probability-weighted scenarios including estimates as to future market growth, revenue development and profitability levels for the Textile Effects business. The resulting overall Segment fair value was below its carrying value resulting in the impairment charge.

OTHER
During 2006, the Company disposed of its Masterbatch business in separate transactions. Each transaction qualified for treatment as discontinued operations. As a result, financial position and results of operations of the Masterbatch business transferred have been reported as discontinued operations in the Consolidated Financial Statements. Summarized financial information of the discontinued Masterbatch business is not presented because it is not significant to the Consolidated Financial Statements.

     In connection with the Company’s divestment of the Performance Polymers Business in 2000, reserves had been established for certain tax risks related to the divested business. As a result of the settlement of certain tax audits and the passage of time, it has become more likely than not that certain of these reserves will not be needed. As a result, the Company released CHF 21 million of such reserves. The Company also incurred in 2006, CHF 2 million of other costs attributable to the earlier divested Performance Polymers Business.

     Vantico (now owned by Huntsman Corporation), the purchaser of the Performance Polymers Business, had initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in 2005 resulting in the release at that time of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million.

24 Ciba Specialty Chemicals / Financial Review 2006

5. ACCOUNTS RECEIVABLE

	2006	2005
Accounts receivable	922	910
Allowance for doubtful accounts	(30)	(35)
Total	892	875

6. INVENTORIES

	2006	2005
Raw materials	159	163
Work in process and finished goods	1 082	972
Total	1 241	1 135

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 36 million as of December 31, 2006 and CHF 32 million as of December 31, 2005.

7. PROPERTY, PLANT AND EQUIPMENT

Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2006 and 2005 were as follows:

	2006					2005
	Land	Buildings	Machinery And Equipment	Construction In Progress	Total	Total
Cost at January 1,	117	1 667	4 827	181	6 792	6 423
Additions	0	3	24	209	236	246
Retirements/disposals	(1)	(6)	(56)	(2)	(65)	(113)
Changes in consolidation scope (i)	1	1	1	0	3	54
Currency adjustments	(1)	(27)	(71)	(1)	(100)	345
Other (ii)	(1)	20	155	(206)	(32)	(163)
Cost at December 31,	115	1 658	4 880	181	6 834	6 792
Accumulated depreciation at January 1,	-	(823)	(3 276)	-	(4 099)	(3 796)
Depreciation	-	(52)	(247)	-	(299)	(315)
Accumulated depreciation on retirements/disposals	-	4	51	-	55	83
Currency adjustments	-	12	53	-	65	(191)
Other (ii)	-	0	20	-	20	120
Accumulated depreciation at December 31,	-	(859)	(3 399)	-	(4 258)	(4 099)
Net book value at December 31,	115	799	1 481	181	2 576	2 693

(i)	In 2006 and 2005, changes in consolidation scope result from several minor acquisitions.

(ii)
In 2006, the net increases in other for buildings and machinery and equipment consist of capitalization of construction projects that were completed during the year, the aggregate amount of which is reflected in other for construction in progress, partially offset by restructuring-related impairments (See Note 24).

The insurance value of the property, plant and equipment was approximately CHF 9 429 million at December 31, 2006 and CHF 9 950 million at December 31, 2005.

8. GOODWILL

Changes in the carrying amount of goodwill by Segment from December 31, 2005 to December 31, 2006 were as follows:

	December 31, 2005	Acquisitions	Foreign Currency Translation and Other Adjustments	December 31, 2006
Plastic Additives	67	14	(4)	77
Coating Effects	218	3	9	230
Water & Paper Treatment	1 207	4	41	1 252
Total	1 492	21	46	1 559

www.cibasc.com / Ciba Specialty Chemicals 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

9. OTHER INTANGIBLE ASSETS

Other intangible assets by major class consist of the following:

December 31, 206	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology and know-how	911	(288)	683
Patents	88	(34)	54
Trademarks and tradenames	25	(4)	21
Other	202	(50)	152
Total	1 226	(316)	910

December 31, 2005
Developed technology and know-how	776	(191)	585
Patents	87	(25)	62
Trademarks and tradenames	25	(2)	23
Minimum pension liability - intangible asset(i)	6	-	6
Other	184	(29)	155
Total	1 078	(247)	831

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

During 2006, the Company acquired CHF 117 million of other intangible assets, substantially all of which is developed technology and know-how related to the implementation of a single platform of information technology systems featuring new software designed to eliminate duplication and enhance data transparency. This is being amortized over a twelve year period.

     Amortization of other intangible assets in 2006 amounted to CHF 60 million (2005: CHF 57 million). For amortizing other intangible assets, based on the values at December 31, 2006, estimated future annual amortization expense is expected to be as follows: 2007: CHF 73 million; 2008: CHF 71 million; 2009: CHF 68 million; 2010: CHF 60 million; 2011: CHF 58 million; 2012 and thereafter CHF 572 million.

10. FINANCIAL INVESTMENTS AND INSTRUMENTS

FAIR VALUE OF FINANCIAL INVESTMENTS AND INSTRUMENTS
The Company determines that, due to their short-term nature, financial assets and liabilities such as cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

     The book value and fair value of the Company’s long-term debt is as follows:

	2006		2005
	Book Value	Fair Value	Book Value	Fair Value
Long-term debt, including current portion	2 713	2 705	2 945	3 026

The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with similar terms, credit ratings and remaining maturities.

     The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Quoted market prices are not available for investments in equity affiliates.

FINANCIAL INVESTMENTS

	2006	2005
Investments in equity affiliates	110	117
Investments in unconsolidated companies	11	15
Total financial investments	121	132

The most significant investment in equity affiliates is Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2006 and 2005).

     The following table presents as of December 31, 2006 and 2005, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method.

	2006	2005
Sales	87	89
Income before taxes	(11)	4
Net income (loss)	(11)	3
Total assets	96	90
Shareholders' equity	206	219

26 Ciba Specialty Chemicals / Financial Review 2006

DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments generally are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.

FOREIGN CURRENCY RISK MANAGEMENT
A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

     Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

INTEREST RATE RISK MANAGEMENT
The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Some short-term borrowings are in foreign currencies and mostly floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.

INFORMATION WITH RESPECT TO FAIR VALUE HEDGES
In 2006 and 2005 the Company had no fair value hedges.

INFORMATION WITH RESPECT TO CASH FLOW HEDGES
During 2006, the Company entered into a cross currency swap with a third-party financial institution that is designated as a cash flow hedge to effectively fix in Swiss francs the future cash flows for both interest and principal payments on the underlying EUR 100 million of debt. Both the underlying debt and the swap mature in 2012. In 2006 there was no hedge ineffectiveness for this cash flow hedge.

     The Company has historically entered into natural gas forward contracts that were designated as cash flow hedges to minimize its exposure to increases in natural gas prices in certain locations. As of December 31, 2006, no such contracts exist that are designated as cash flow hedges. During 2006, the Company realized CHF 5 million of losses on contracts that had been designated as cash flow hedges. During 2005, realized gains and losses were not significant.

INFORMATION WITH RESPECT TO OTHER DERIVATIVE FINANCIAL INSTRUMENTS
At December 31, 2006, the fair value of other derivative instruments not designated as accounting hedges was a net asset of CHF 8 million (2005: net liability of CHF 11 million), consisting of CHF 11 million included in prepaid and other current assets (2005: CHF 22 million) and CHF 3 million included in accruals and other current liabilities (2005: CHF 33 million).

www.cibasc.com / Ciba Specialty Chemicals 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

11. OTHER ASSETS

	2006	2005
Prepaid pension costs(i)	63	750
Deferred taxes	219	249
Loans to third parties and equity affiliates	11	16
Other	68	36
Total	361	1051

(i)	See Note 19 for discussion regarding the adoption of SFAS No. 158.

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	2006	2005
Payroll and employee benefits	155	121
Taxes other than income taxes	43	61
Interest	70	82
Rebates	38	39
Restructuring provisions	31	56
Environmental remediation and compliance	49	35
Retirement and postemployment benefits	35	28
Deferred income taxes	63	60
Other	245	305
Total	729	787

13. SHORT-TERM DEBT

	2006	2005
Bank overdrafts	18	14
Loans	46	69
Other(i)	105	179
Current portion of long-term debt	4	4
Total	173	266

(i)	Other includes employee and retiree deposits totaling CHF 103 million at December 31, 2006 and CHF 137 million at December 31, 2005.

During 2006, the Company cancelled the existing commercial paper in the United States which had provided for short-term borrowings up to USD 1 000 million. At December 31, 2005, no amounts were outstanding under these programs in the United States.

     During 2005, the Company canceled the existing syndicated loan facility maturing January 2006 and entered into a new multicurrency revolving loan facility expiring 2011 that provides for borrowings in U.S. dollars up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 30 percent of the applicable margin per annum, at 0.057 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 19 basis points. As of December 31, 2006 and 2005, there were no borrowings outstanding under these facilities.

     The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2006 was 3.0 percent and at December 31, 2005 was 3.2 percent. Unused short-term credit lines totaled CHF 519 million at December 31, 2006.

28 Ciba Specialty Chemicals / Financial Review 2006

14. LONG-TERM DEBT

LONG-TERM DEBT	2006	2005
Bonds and Euro Medium-Term Notes	2 485	2 881
Amounts owed to credit institutions	186	19
Other long-term debt	42	45
Total	2 713	2 945
Current portion of long-term debt	(4)	(4)
Total long-term debt	2 709	2 941

BONDS AND EURO MEDIUM-TERM NOTES			2006	2005
CHF	400	3.25% Straight Bonds, principal due 2008	408	1 035
EUR	500	4.875% Unsecured Notes, principal due 2018	806	778
CHF	300	3.25% Straight bonds, principal due 2009	301	302
CHF	225	3.25% Straight Bonds, principal due 2012	224	0
USD	142	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 4.16%)	173	219
Total bonds			1 912	2 334
GBP	243	6.50% Euro Medium-Term Note, principal due 2013	573	547
Total bonds and Euro Medium-Term Notes			2 485	2 881

In October 2006, the Company repaid CHF 600 million of the 3.25 percent Straight Bonds prior to their scheduled maturity date.

     The annual maturities of long-term debt outstanding at December 31, 2006 are as follows: 2007 CHF 4 million; 2008 CHF 417 million; 2009 CHF 305 million; 2010 CHF 5 million; 2011 CHF 5 million; 2012 and thereafter CHF 1 970 million.

15. INCOME TAXES
The provision for income taxes in 2006 and 2005 from continuing operations consists of the following:

	2006	2005
Current portion	3	81
Deferred portion	36	(33)
Total provision for income taxes	39	48

The Company’s current income taxes for 2006 were reduced by approximately CHF 3 million resulting from the utilization in certain countries of prior years’ tax loss carryforwards to reduce current year taxes payable.

     The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income from continuing operations before income taxes and related provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The main factors causing the effective tax rate to differ from the expected tax rate are:

IN PERCENT	2006	2005
Expected tax rate	30	30
Non-deductible items	12	10
Tax free income	(11)	(6)
Income taxed at reduced rates	(5)	(7)
Changes in valuation allowance	18	66
Other	(931)	(74)
Effective tax rate	13	19

“Non-deductible items” include the tax effect of amortization of other intangible assets and other expenses that are not deductible for tax purposes.

     “Income taxed at reduced rates” includes the tax effect of certain subsidiaries of the Company that operate in countries having lower tax rates.

     “Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future.

     The net increase in 2006 consisted of 27 percent for additional valuation allowances on tax loss carryforwards that arose during 2006 in certain subsidiaries, (4) percent for deferred tax assets that reversed in 2006 and had previously existing valuation allowances, and (5) percent for changes in judgment during 2006 regarding the amount of valuation allowance necessary for deferred tax assets that existed in prior years.

     The net increase in 2005 is attributable primarily to additional valuation allowances on the additional tax loss carryforwards described in 2005 “Other” below. Decreases in valuation allowances during 2005 were not material.

     In 2006, “Other” includes (13) percent for the release of previously existing tax risk provisions upon the determination that they are no longer necessary. The decisions to release these provisions were based on events that occurred in 2006 such as settlements of tax audits or the expiration of the statute of limitation for previously open tax years with risks for which provisions had been recorded. In addition, 2006 “Other” includes 6 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes, (16) percent for the effect of actual tax rates in certain countries being different than the expected tax rate and (8) percent for other adjustments.

www.cibasc.com / Ciba Specialty Chemicals 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

     In 2005, “Other” includes (56) percent for an additional tax loss carryforward resulting from the writedown for tax purposes of an investment in a subsidiary, which was considered permanent, (18) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 13 percent for the effect of alternative taxes in certain countries that partially substitute for income taxes, (18) percent for the effect of actual tax rates in certain countries being different than the expected tax rate and 5 percent for a variety of other adjustments, none of which is individually significant.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2006 and 2005, were as follows:

	2006	2005
Deferred tax assets
Pensions and other employee compensation	145	114
Inventory	27	23
Restructuring, impairment and other charges	2	7
Environmental reserves	120	135
Tax loss carryforwards	373	330
Other	76	85
Gross deferred tax assets	743	694
Valuation allowances	(342)	(282)
Net deferred tax assets	401	412

Deferred tax liabilities
Property, plant and equipment	(209)	(248)
Other	(59)	(243)
Gross deferred tax liabilities	(268)	(491)
Net deferred tax assets (liabilities)	133	(79)

Included in
Prepaid and other current assets	115	113
Other assets	219	249
Accruals and other current liabilities	(63)	(60)
Deferred income taxes	(138)	(381)
Net deferred tax assets (liabilities)	133	(79)

In management’s opinion, the majority of deferred tax assets other than certain tax loss carryforwards will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 1 250 million, of which CHF 90 million will expire in the next five years and CHF 1 097 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2006, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 200 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

16. OTHER LIABILITIES

	2006	2005
Environmental remediation and compliance	411	471
Retirement and postemployment benefits (i)	791	672
Other	176	166
Total	1 378	1 309

(i) See Note 19 for discussion regarding the adoption of SFAS No. 158.

The environmental remediation and compliance accrual, including the current portion, decreased in 2006 by CHF 46 million as a result of CHF 25 million usage of the accrual (see Note 22), a decrease of CHF 7 million in provisions, and a decrease related to currency effects of CHF 14 million. The environmental remediation and compliance accrual, including the current portion, decreased in 2005 by a net CHF 3 million as a result of a CHF 28 million usage of the accrual and a decrease of CHF 2 million in provisions, offset in 2005 by an increase related to currency effects of CHF 27 million.

30 Ciba Specialty Chemicals / Financial Review 2006

17. SHAREHOLDERS’ EQUITY

The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 1 per share (2005: CHF 1 per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until March 2008, but would be subject to certain transfer restrictions. Unless specifically permitted by the Company’s Board of Directors, no shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s common stock.

     At the Company’s Annual General Meeting on March 2, 2006, the shareholders approved a dividend payment to the shareholders of CHF 3 per share, based on 2005 results (2005: CHF 1 per share dividend payment and CHF 2 per share capital reduction payment). The dividend payment, which totaled CHF 199 million, was made on March 8, 2006 (2005: CHF 66 million dividend paid on March 8, 2005 and CHF 130 million capital reduction paid on May 18, 2005).

     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. In 2006 and 2005 the Company effected the following treasury stock transactions:

IN MILLIONS OF SHARES	2006	2005
Treasury stock at January 1,	2.6	4.7
Purchased at market prices	1.5	1.5
Sold at market prices	(2.5)	(1.8)
Cancelled	0.0	(1.8)
Treasury stock at December 31,	1.6	2.6

None of the Company’s treasury shares were reserved as of December 31, 2006. As of December 31, 2005, the Company had designated a total of 1.4 million shares of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans. The remaining 1.2 million shares of treasury stock as of December 31, 2005 had been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive loss are as follows:

	2006	2005
Currency translation adjustment	(222)	(308)
Pension-related (i)	(707)	(103)
Other, net of tax	1	2
Accumulated other comprehensive loss	(928)	(409)

(i)    See Note 19 for discussion regarding the adoption of SFAS No. 158.

There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in 2006 (2005: CHF 2 million deferred tax expense). There was no deferred tax effect on cash flow hedges in 2006 (2005: CHF 1 million deferred tax benefit). The deferred tax effect on the pension adjustment is a deferred tax benefit of CHF 273 million in 2006 (2005: CHF 65 million deferred tax benefit). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

18. STOCK-BASED COMPENSATION PLANS

Descriptions of the terms of the Company’s stock-based plans are presented in the following paragraphs.

     LTIP – The Company has a Long-Term Incentive Plan (“LTIP”), which grants both restricted and unrestricted shares of common stock of the Company to senior management and other key employees. Restricted shares are restricted from being sold by the grantee for three years from the date of grant.

     In connection with the LTIP 2006, the Company granted 212 491 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 81.70 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2006 related to these grants. In connection with the LTIP 2005, the Company granted 215 154 shares of common stock (of which most are restricted) with a market value at date of grant of CHF 78.60 per share to 697 participants and recognized compensation expense of approximately CHF 17 million in 2005 related to these grants.

     The LTIP until 2005 also provided for the granting of options to participants to purchase shares of common stock. Accordingly, in 2006 and 2005 no options were granted. Options granted in 2004 were made with vesting and the right to exercise occurring over three years and expiration dates of ten years from date of grant. Options granted in years prior to 2004 expire either five years or ten years after the date of grant. Compensation expense of approximately CHF 1 million in 2006 (CHF 2 million in 2005) was recorded comprising the unvested portion of prior year awards.

     The following table summarizes option activity under the LTIP during 2006 and 2005:

	WEIGHTED AVERAGE	STOCK OPTIONS
	EXERCISE PRICE	OUTSTANDING
Balance at December 31, 2004	108.32	1 771757
Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	108.60	(23 647)
Options expired	104.48	(243 860)
Balance at December 31, 2005	108.77	1 504 250
Options granted	0	0
Options exercised	0	0
Options canceled/forfeited	116.98	(50 086)
Options expired	108.69	(271 557)
Balance at December 31, 2006	108.44	1 182 607

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2006:

				STOCK OPTIONS OUTSTANDING		STOCK OPTIONS EXERCISABLE
		WEIGHTED			WEIGHTED		WEIGHTED
		AVERAGE			AVERAGE		AVERAGE
		EXERCISE		NUMBER	REMAINING	NUMBER	REMAINING
EXERCISE		PRICE – OUT-		OF OUT-	CONTRACTUAL	OF OUT- CONTRACTUAL
PRICE		STANDING/		STANDING	LIFE	STANDING	LIFE
RANGE		EXERCISABLE		OPTIONS	(IN YEARS)	OPTIONS	(IN YEARS)
82.60	–	103.64	/
111.40		103.83		1 084 107	2.5	1 059 974	2.4
		160.00	/
160.00		160.00		98 500	1.0	98 500	1.0
				1 182 607		1 158 474

www.cibasc.com / Ciba Specialty Chemicals 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

MAB – The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 30 shares (prior to 2006, 25 shares) of common stock at CHF 10 per share (prior to 2006, CHF 15) as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted. The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2006 and 2005:

		RIGHTS
	EXERCISE PRICE	OUTSTANDING
Balance at December 31, 2004	15.00	536 795
Rights granted	15.00	102 475
Rights exercised	15.00	(57 055)
Balance at December 31, 2005	15.00	582 215
Rights granted	10.00	114 750
Rights exercised	14.23	(251 885)
Balance at December 31, 2006	14.15	445 080

Compensation expense is recorded in the year the rights are granted and, in 2006, CHF 5 million (2005: CHF 7 million) of compensation expense was recorded under this plan.

CHANGE IN CONTROL AND RESERVE OF SHARES
Upon a change in control of the Company as defined, the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2006, the Company did not have any shares of treasury stock reserved for issuance under the various stock based compensation plans (2005: 1.4 million shares reserved).

19. RETIREMENT BENEFITS

The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has defined contribution and contributory and non-contributory defined benefit pension plans.

DEFINED CONTRIBUTION PENSION PLANS
In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 12 million in 2006 and CHF 15 million in 2005.

DEFINED BENEFIT PENSION PLANS
Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service and levels of compensation or stated amounts for each year of service.

     The majority of the defined benefit pension plans are funded, whereby contributions made by the Company and plan participants are invested, and the resulting assets necessary to fund future benefit obligations are held by independent trustees for the benefit of plan participants. These plans are referred to as funded plans in this Note.

     In certain countries in which the Company operates, principally Germany, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefit payments made each period to retirees are charged against this liability. These plans are referred to as unfunded plans in this Note.

     Each year, the projected benefit obligation (“PBO”), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

32 Ciba Specialty Chemicals / Financial Review 2006

The following table provides a reconciliation from beginning of year to end of year of the changes in PBO and the changes in the fair value of plan assets, as well as the PBO funded status of the plans. The PBO funded status consists of the excess (deficit) of the fair value of plan assets over (under) PBO.

		2006			2005
	FUNDED	UNFUNDED		FUNDED	UNFUNDED
	PLANS	PLANS	ALL PLANS	PLANS	PLANS	ALL PLANS
Change in benefit obligation (PBO)
PBO, beginning of year	4 023	611	4 634	3 419	522	3 941
Service cost	82	11	93	86	9	95
Interest cost	154	26	180	152	28	180
Participant contributions	29	0	29	24	0	24
Actuarial (gain) loss (i)	174	(14)	160	510	69	579
Plan amendments	(90)	0	(90)	(103)	0	(103)
Benefits paid	(194)	(29)	(223)	(183)	(26)	(209)
Foreign currency translation	18	15	33	92	6	98
Divestitures	(362)	(65)	(427)	0	0	0
Other	(16)	1	(15)	26	3	29
PBO, end of year	3 818	556	4 374	4 023	611	4 634
Change in plan assets
Fair value of plan assets, beginning of year	3 660	0	3 660	3 109	0	3 109
Actual return on plan assets	390	0	390	335	0	335
Employer contributions	116	29	145	114	26	140
Participant contributions	29	0	29	24	0	24
Benefits paid	(194)	(29)	(223)	(183)	(26)	(209)
Foreign currency translation	26	0	26	76	0	76
Divestitures	(304)	0	(304)	0	0	0
Other (i)	(30)	0	(30)	185	0	185
Fair value of plan assets, end of year	3 693	0	3 693	3 660	0	3 660
PBO funded status	(125)	(556)	(681)	(363)	(611)	(974)

(i) Includes for 2005 the addition to plan assets and PBO resulting from the merger of one of the Company’s defined contribution plans into an existing defined benefit plan.

For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.

ACCUMULATED BENEFIT OBLIGATION (ABO) STATUS OF DEFINED BENEFIT PENSION PLANS
Accumulated benefit obligation (“ABO”) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit obligation. The table below shows the ABO status at December 31, 2006 and 2005 of the Company’s pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO or that are unfunded (under-funded):

	2006
	FULLY FUNDED	UNDER-FUNDED	TOTAL FUNDED PLANS	UN- FUNDED	TOTAL ALL PLANS
Accumulated benefit obligation (ABO)	3 183	339	3 522	522	4 044
Fair value of plan assets	3 424	269	3 693		3 693
ABO status - fully (under) funded	241	(70)	171	(522)	(351)

			2005
	FULLY FUNDED	UNDER-FUNDED	TOTAL FUNDED PLANS	UN- FUNDED	TOTAL ALL PLANS
Accumulated benefit obligation (ABO)	3 061	362	3 423	566	3 989
Fair value of plan assets	3 397	263	3 660		3 660
ABO status - fully (under) funded	336	(99)	237	(566)	(329)

www.cibasc.com / Ciba Specialty Chemicals 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

ADOPTION OF SFAS NO. 158
With the adoption of SFAS No. 158, effective December 31, 2006, unrecognized gains and losses are no longer excluded from the pension-related asset (liability) on the balance sheet. Instead, these unrecognized gains and losses, net of income tax, are recorded as assets or liabilities and as a component of accumulated other comprehensive loss in shareholders’ equity. SFAS No. 158 does not permit unrecognized losses prior to December 31, 2006 to be recorded.

     As a result of the adoption of SFAS No. 158, the Company recorded the following increases (decreases) as of December 31, 2006 to pension-related assets, liabilities and shareholders’ equity:

DECEMBER 31,	2006
Minimum pension liability – intangible asset	(5)
Prepaid pension costs included in other assets	(699)
Deferred taxes included in other assets	27
Retirement benefits included in other liabilities	127
Deferred income taxes	(181)
Accumulated other comprehensive loss, net of tax	(623)

The following table shows the components of the Company’s net pension asset (liability), including the balance sheet line items in which they are recorded, as of December 31, 2006:

	FUNDED	UNFUNDED	ALL
	PLANS	PLANS	PLANS
Pension asset included in other assets	63	0	63
Retirement benefits included
in accruals and other current liabilities	(2)	(27)	(29)
Retirement benefits included
in other liabilities	(186)	(529)	(715)
PBO funded status	(125)	(556)	(681)

PRIOR TO THE ADOPTION OF SFAS NO. 158
Prior to the adoption of SFAS No. 158, the Company recorded a pension-related asset (liability) for each of its defined benefit pension plans equal to the excess (deficit) of the fair value of plan assets over (under) PBO. However, excluded from such net pension asset (liability) were unrecognized gains and losses that arose as a result of using long-term expected rates of return on plan assets rather than actual returns as a component of net pension expense. Instead, such gains and losses were amortized over the average remaining service life of active employees only where they exceed 10 percent of the greater of the fair value of beginning plan assets or PBO. Additionally, where pension plan amendments resulted in changes to employees’ future benefits and therefore PBO, the resulting unrecognized prior service costs were amortized as a component of future net pension expense over the average remaining service life of active employees.

     The following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO, as of December 31, 2005:

	FUNDED	UNFUNDED	ALL
	PLANS	PLANS	PLANS
Prepaid benefit cost (i)	824	0	824
Accrued benefit liability (i)	(112)	(574)	(686)
Minimum pension liability
-intangible asset	4	2	6
Accumulated other
comprehensive loss, pre tax	119	49	168
Currency adjustments (ii)	(18)	0	(18)
Net pension asset (liability) on
Consolidated Balance Sheets	817	(523)	294
Unrecognized net gain (loss)	(1 272)	(90)	(1 362)
Unrecognized prior service cost	92	2	94
PBO funded status	(363)	(611)	(974)

(i)	Current and long-term portion
(ii)	Currency effect on the prior year additional minimum pension liability

34 Ciba Specialty Chemicals / Financial Review 2006

NET DEFINED BENEFIT PLAN PENSION EXPENSE
The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2006 and 2005 were:

		FUNDED PLANS	UNFUNDED PLANS		ALL PLANS
	2006	2005	2006	2005	2006	2005
Service cost	82	86	11	9	93	95
Interest cost	154	152	26	28	180	180
Expected return on plan assets	(196)	(195)	0	0	(196)	(195)
Amortization of unrecognized transition obligation/asset	(14)	(15)	0	0	(14)	(15)
Amortization of prior service cost	(6)	1	0	0	(6)	1
Amortization of other unrecognized gains/losses	84	49	3	0	87	49
Other (gains) losses recognized	3	1	(2)	0	1	1
Total net pension expense	107	79	38	37	145	116

PENSION-RELATED COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
The following table shows the changes to the pension-related components of accumulated other comprehensive loss for each of the years ended December 31, 2006 and 2005:

		2006
	UNRECOGNIZED NET	UNRECOGNIZED	UNRECOGNIZED
	TRANSITION	PRIOR SERVICE	ACTUARIAL
	(ASSET) OBLIGATION	COST	(GAINS) LOSSES	TOTAL
Balance – beginning of year, pre tax	5	6	157	168
Arising during year	0	0	(12)	(12)
Recognized as component of net periodic benefit cost during year	(3)	6	(10)	(7)
Adjustment to initially apply FASB Statement No. 158	(74)	0	905	831
Balance – end of year, pre tax	(72)	12	1 040	980
Tax provision (benefit)	21	(3)	(291)	(273)
Balance – end of year, net of tax	(51)	9	(749)	707

		2005
	UNRECOGNIZED NET	UNRECOGNIZED	UNRECOGNIZED
	TRANSITION	PRIOR SERVICE	ACTUARIAL
	(ASSET) OBLIGATION	COST	(GAINS) LOSSES	TOTAL
Balance – beginning of year, pre tax	5	8	114	127
Arising during year	0	0	50	50
Recognized as component of net periodic benefit cost during year	0	(1)	(7)	(8)
Balance – end of year, pre tax	5	6	157	168
Tax benefit	(1)	(2)	(62)	(65)
Balance – end of year, net of tax	4	4	95	103

Amortization of the above unrecognized pension-related items that is expected to be recognized as components of net periodic benefit cost in 2007 are as follows: net transition asset, CHF (15) million; prior service cost, CHF (18) million; actuarial losses, CHF 77 million.

KEY ASSUMPTIONS
The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2006	2005
Discount (interest) rate	4.3%	4.0%
Rate of increase in compensation levels	2.6%	2.4%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:
	2006	2005
Discount (interest) rate	4.0%	4.6%
Rate of increase in compensation levels	2.4%	2.3%
Expected long-term rate of return on plan assets	5.6%	5.8%

The determination of the overall expected long-term rate of return on plan assets for the Company’s funded plans is based on the following parameters: long-term expected inflation rates, long-term inflation-adjusted interest rates, and long-term risk premium of equity investments above risk free rates of return. In addition, long-term historical rates of return adjusted, where appropriate, to reflect more recent developments, are used.

www.cibasc.com / Ciba Specialty Chemicals 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

FUNDED DEFINED BENEFIT PENSION PLAN ASSETS
The investment policies and strategies for plan assets held by funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the investment policies generally exclude direct investments in the Company’s equity or debt securities.

     For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2006 and 2005, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2006, are as follows:

		ACTUAL PLAN
	ASSET ALLOCATION		TARGET PLAN
		PERCENTAGES AT	ASSET ALLOCATION
		DECEMBER 31,	PERCENTAGES AT
	2006	2005	DECEMBER 31, 2006
Asset category
Equity securities	44%	38%	35%	–	45%
Debt securities	38%	41%	35%	–	45%
Real estate	14%	17%	10%	–	20%
Other	4%	4%	0%	–	10%
Total	100%	100%

At December 31, 2006 and 2005, the Company’s pension plans did not own any Company common stock.

     The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	FUNDED	UNFUNDED	ALL
	PLANS	PLANS	PLANS
Undiscounted expected
benefit payments
2007	154	27	181
2008	159	27	186
2009	160	28	188
2010	166	28	194
2011	175	29	204
Aggregate for 2012 through 2016	940	157	1 097

The amount expected to be contributed by the Company to its defined benefit pension plans during 2007 is CHF 111 million.

OTHER POSTRETIREMENT BENEFITS
The Company’s net liability for other postretirement benefits at December 31, 2006 was CHF 59 million (December 31, 2005: CHF 68 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, do not have significant unrecognized losses, did not require significant amounts to be recognized in the Consolidated Statements of Income for 2006 or 2005, and are not expected to require significant future annual benefit payments.

20. EARNINGS PER SHARE

In 2006 and 2005, there was no difference between basic and diluted earnings per share for income from continuing operations. For purposes of calculating diluted earnings per share, there were no required adjustments to the reported income from continuing operations or net income amounts for any of those years.

The calculation of diluted earnings per share in 2006 excluded 1 182 607 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00 and in 2005 excluded 1 504 250 stock options outstanding with exercise prices between CHF 82.60 and CHF 160.00, as their inclusion would have been antidilutive.

21. RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH ASSOCIATED COMPANIES
Investments in equity affiliates of CHF 110 million in 2006 and CHF 117 million in 2005 are included in financial investments and are described in Note 10.

     Loans receivable from equity affiliates of CHF 2 million in 2006 and CHF 10 million in 2005 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 2 million in 2006 (CHF 10 million in 2005), which bears interest at 3.5 percent (2005: 3 percent).

    The Company had payables and accrued expenses to equity affiliates of CHF 11 million in 2006 and CHF 10 million in 2005, and short-term debt to equity affiliates of CHF 1 million in 2006 and CHF 1 million in 2005.

36 Ciba Specialty Chemicals / Financial Review 2006

22. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS
The Company leases certain facilities under fixed-term operating and capital leases. The future minimum lease commitments required under these leases are: 2007 CHF 33 million; 2008 CHF 25 million; 2009 CHF 17 million; 2010 CHF 13 million; 2011 CHF 10 million; 2012 and thereafter CHF 19 million. Rental expense amounted to CHF 49 million in 2006 and CHF 46 million in 2005.

PURCHASE COMMITMENTS
The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations. Future minimum raw material purchase commitments are: 2007 CHF 371 million; 2008 CHF 288 million; 2009 CHF 154 million; 2010 CHF 51 million; 2011 and thereafter CHF 32 million. Future minimum other purchase commitments, including commitments to purchase fixed assets are: 2007 CHF 173 million; 2008 CHF 67 million; 2009 CHF 41 million; 2010 CHF 26 million; 2011 and thereafter CHF 54 million.

GUARANTEES
In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 1 million which will expire in 2008 or thereafter.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2006, the Company had issued CHF 29 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers and Textile Effects businesses, which were sold in May 2000 and June 2006, respectively. These environmental indemnifications are further discussed in the Environmental Matters section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2006, the Company has recorded liabilities related to the environmental indemnifications totaling CHF 25 million (December 31, 2005: CHF 12 million). It is the opinion of the Company’s management that the possibility is remote that these indemnifications will have a material adverse impact on the Company’s Consolidated Financial Statements.

CONTINGENCIES
The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a demand from local authorities to remove a landfill at the site (see Environmental Matters below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see Litigation Matters below).

ENVIRONMENTAL MATTERS
Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 460 million as of December 31, 2006 and CHF 506 million as of December 31, 2005 have been recorded in the accompanying Consolidated Balance Sheets. The Company anticipates that these provisions will be spent generally over the next 30 years or longer. The Company’s environmental protection and improvement cash expenditures were approximately CHF 35 million in 2006 (CHF 43 million in 2005), including investments in construction, operations and maintenance and usage of the provision.

     Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     The contractual terms of the sale of the Textile Effects business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Textile Effects business prior to June 30, 2006. With respect to any such environmental liabilities, the Company’s obligation to indemnify is unlimited in amount and to a period of fifteen years following June 30, 2006, except for off-site releases, liabilities resulting from non-compliance, and certain risk management assessments and upgrades to buildings at one specific site, which are unlimited in time. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Textile Effects business.

www.cibasc.com / Ciba Specialty Chemicals 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another four years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The U.S. Environmental Protection Agency has stated its opinion that the landfill does not need to be removed. It is therefore the opinion of the Company’s management that the possibility is remote that the Company would be compelled to remove the landfill or to incur additional material costs related to this demand.

     The Company’s subsidiary in the United States has received an informal demand from the New Jersey Department of Environmental Protection for compensation due to damages to natural resources at the Toms River site. The Company is engaged in discussions with the local authorities for the resolution of this claim. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected cost of settlement of this claim.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste in smaller volumes than exist for other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the “Interessengemeinschaft Deponiesicherheit Regio Basel”, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2006, no remedial actions have been defined or required in a legally binding form.

     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying Consolidated Balance Sheets. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing provisions and will therefore have a material adverse impact on the Company’s Consolidated Financial Statements.

LITIGATION MATTERS
Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal prepararion plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. Both cases are currently in discovery. The judge recently narrowed the class of the cases to two states in the U.S. and set a December 2007 date for the first phase of the trial. The judge also decided to allow a class of workers at wastewater treatment plants to join the lawsuit. The Company's subsidiary and the co-defendants intend to appeal this decision as well as the decision to allow a class of workers from a state outside of West Virginia.

     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims, and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the results of its operations. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing reserves and will therefore have a material adverse impact on the Company’s Consolidated Financial Statements.

OTHER MATTERS
In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any of these matters cannot be predicted with certainty, it is the opinion of the Company’s management that the possibility is remote that any such matter will have a material adverse impact on the Company’s business, financial position, cash flows or results of operations.

38 Ciba Specialty Chemicals / Financial Review 2006

23. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEAR ENDED DECEMBER 31,	2006	2005
Allowance for doubtful accounts
Balance at beginning of year	35	44
Additions charged to cost and expenses	17	16
Deductions credited to cost and expenses	(17)	(18)
Use of allowance and other, net (i)	(5)	(9)
Currency adjustments	0	2
Balance at end of year	30	35

Allowance for obsolete and
slow moving inventory
Balance at beginning of year	32	34
Additions charged to cost and expenses	20	13
Deductions credited to cost and expenses	(14)	(13)
Use of allowance and other, net (i)	(2)	(3)
Currency adjustments	0	1
Balance at end of year	36	32

Deferred income tax valuation allowance
Balance at beginning of year	282	109
Additions charged to cost and expenses	114	239
Deductions credited to cost and expenses	(27)	(75)
Other, net	(13)	0
Currency adjustments	(14)	9
Balance at end of year	342	282

(i)	Use of allowance and other, net is primarily amounts written-off, additions applicable to acquisitions and miscellaneous other adjustments.

24. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

Restructuring, impairment and other charges consists principally of the following:

OPERATIONAL AGENDA
In 2006, following the divestment of Textile Effects Business, the Operational Agenda was launched to fully align the Company’s structure and processes to the needs of the remaining business. The specific elements of the Operational Agenda focus on streamlining the Company’s organizational and geographic footprint, implementing a Company-wide system structure with new software, improving capacity utilization and reducing production and maintenance costs, strengthening market and customer focus and improving the effectiveness of the Company’s research and development capabilities.

     The cost of the program is expected to range from CHF 250 million to CHF 300 million before taxes comprised of employee severance costs ranging from CHF 180 million to CHF 200 million due to the reduction of approximately 2 500 positions, asset impairment charges ranging from CHF 50 million to CHF 70 million and other costs ranging from CHF 20 million to CHF 30 million. The total range of costs expected by segment are: Plastic Additives CHF 50 million to CHF 60 million, Coating Effects CHF 70 million to CHF 90 million and Water & Paper Treatment CHF 60 million to CHF 80 million. The remainder of the costs are expected to be incurred in corporate. The planned project completion date is 2009.

     The following summarizes the Operational Agenda activity incurred since inception, all of which is corporate:

	EMPLOYEE	OTHER
	SEVERANCE	COSTS	TOTAL
Operational Agenda
restructuring provisions
Charged to operating income	8	8	16
Payments/settlements	(7)	(8)	(15)
Balance at December 31, 2006	1	0	1

www.cibasc.com / Ciba Specialty Chemicals 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

PROJECT SHAPE
Project Shape, which was implemented in 2004 to integrate Raisio Chemicals into Segment Water & Paper Treatment and to realign the Textile Effects Business, is nearly complete. The project involved the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the U.S.

The following summarizes Project Shape activity incurred:

	EMPLOYEE	OTHER
	SEVERANCE	COSTS		TOTAL
Project Shape
restructuring provisions
Balance at December 31, 2004	15	6		21
Charged to operating income	73	24		97
Payments/settlements	(41)	(29)		(70)
Balance at December 31, 2005	47	1		48
Charged to operating income	34	25		59
Payments/settlements	(59)	(22)		(81)
Balance at December 31, 2006	22	4		26

	EMPLOYEE	OTHER
	SEVERANCE	COSTS	IMPAIRMENT	TOTAL
Project Shape restructuring
charged to operating income
Incurred during 2004	17	13	50	80
Incurred during 2005	73	24	19	116
Incurred during 2006	34	8	10	52
Total incurred at
December 31, 2006	124	45	79	248

Total costs for Project Shape are expected to be CHF 261 million before taxes consisting of employee severance costs of CHF 146 million due to the reduction of approximately 1 270 positions, asset impairment charges of CHF 79 million and other costs of CHF 36 million. The CHF 79 million asset impairment charges linked to Project Shape are net of actual or anticipated gains on assets disposed of in connection with the project. These gains have been and will be credited to other costs in Project Shape.

OTHER
Also included in restructuring, impairment and other charges are, in 2006, CHF 1 million (2005: CHF 4 million) of other charges.

25. SUBSEQUENT EVENT

On February 2, 2007, the Company announced that it signed a contract to sell its buildings at one of its sites and lease them back from the buyer under long-term leases. Net proceeds from the transaction, which is expected to close in mid-2007, are expected to total approximately CHF 100 million. The long-term leases will have terms ranging from 10 to 15 years and providing for annual lease payments totalling CHF 8 million for ten years decreasing to CHF 5 million in year fifteen.

40 Ciba Specialty Chemicals / Financial Review 2006

INDEPENDENT AUDITORS’ REPORT

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC.
As group auditors, we have audited the accompanying consolidated financial statements of Ciba Specialty Chemicals Holding Inc. (the “Company”) as of December 31, 2006 (statement of income, balance sheet, statement of cash flows, statement of changes in shareholders’ equity and notes, pages 14 to 40). These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ciba Specialty Chemicals Holding Inc., the consolidated results of its operations and its cash flows, in conformity with U.S. generally accepted accounting principles and comply with Swiss law.

     We recommend that the consolidated financial statements submitted to you be approved.

     As discussed in Note 1 to the consolidated financial statements, as of December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ciba Specialty Chemicals Holding Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2007 expressed an unqualified opinion thereon.

Ernst & Young Ltd

Cherrie Chiomento	Martin Mattes
(in charge of the audit)

Zurich, February 12, 2007

www.cibasc.com / Ciba Specialty Chemicals 41

REPORT OF MANAGEMENT

REPORT OF MANAGEMENT ON CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the “Company”) are responsible for the preparation and integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. These management estimates and assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future as of the date the financial statements are prepared.

     The Board of Directors and management are together responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, internal control over financial reporting for Ciba Specialty Chemicals Holding Inc. and its subsidiaries is effective.

     The Company retains Ernst & Young Ltd, Independent Registered Public Accounting Firm and Group Auditors, to audit its financial statements. Their accompanying reports are based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Switzerland generally accepted auditing standards and include an attestation report on both management’s assessment of the Company’s internal control over financial reporting and the Company’s internal control over financial reporting.

Armin Meyer	Michael Jacobi
Chairman of the Board and	Chief Financial Officer
Chief Executive Officer

Basel, February 12, 2007

42 Ciba Specialty Chemicals / Financial Review 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC.
We have audited management’s assessment, included in the accompanying Report of Management on Consolidated Financial Statements and Internal Control Over Financial Reporting, that Ciba Specialty Chemicals Holding Inc. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ciba Specialty Chemical Holding Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that Ciba Specialty Chemicals Holding Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Ciba Specialty Chemicals Holding Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with Swiss Auditing Standards, the consolidated financial statements of Ciba Specialty Chemicals Holding Inc. as of December 31, 2006 (statement of income, balance sheet, statement of cash flows, statement of changes in shareholders’ equity and notes) and our report dated February 12, 2007 expressed an unqualified opinion thereon.

Ernst & Young Ltd

Cherrie Chiomento	Martin Mattes
(in charge of the audit)

Zurich, February 12, 2007

www.cibasc.com / Ciba Specialty Chemicals 43

CORPORATE GOVERNANCE

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of the SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors

MEMBERS OF THE BOARD [DCG 3, 3.1, 3.2, 3.4.2]

			YEAR	YEAR		SIGNIFICANT POSITIONS AND POLITICAL
	DATE OF		APPOINTED	TERM		MANDATES OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	TO BOARD	EXPIRES		[DCG 3.2.A/B/C]
Armin Meyer	July 25,	Swiss	1997	2008		Member of the Board of Directors, Zurich Financial Services, Zurich
Chairman and CEO	1949					Member of the Board, CEFIC (European Chemical Industry Council),
						Brussels
						Member of the Foundation Board IMD – International Institute for
						Management Development, Lausanne
Kurt Feller	August 31,	Swiss	1999	2007	(i)	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur
Vice-Chairman,	1937					Vice-Chairman of the Board of Directors, Geberit Ltd., Jona
Lead Director
Erwin W. Heri	March 6,	Swiss	1997	2007	(ii)	Chairman of the Board of Directors, Valartis Bank AG, Freienbach
	1954					Chairman of the Board of Directors, Valartis Group AG, Baar
						Member of the Board of Directors, Losinger AG, Berne
						Member of the Board of Directors, Hilti AG, Schaan
						Trustee, Hilti Family Trust, Schaan
						Chairman of the Investment Committee of State Pension (Publica), Berne
Gertrud Höhler	January 10,	German	1997	2008		Management Consultant
	1941					Member of the Board of Directors, Bâloise-Holding, Basel
						Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen
Jean-Marie Pierre Lehn	September 30,	French	1997	2009		Professor of Chemistry, Nobel Prize Winner
	1939					Member of the Scientific Board of the Novartis Venture Fund, Basel
						Member of the Haut conseil de la sciénce et de la technologie, Paris
Peter Littmann	December 21,	German	1997	2010		Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg
	1947					Member of the Board, Ruckstuhl AG, Langenthal
						Member of the Board, Charles Vögele Holding AG, Pfäffikon/SZ
						Member of the Board, Inyx, Inc., New York, NY
						Chairman of the Advisory Board, Haus Rabenhorst KG, Unkel
						Member of the International Advisory Board,
						Nyenrode Business Universiteit, Breukelen
						Member of the Harvard University Art Museum’s Visiting Committee,
						Cambridge, MA
Uli Sigg	April 29,	Swiss	1999	2007	(ii)	Vice-Chairman of the Board of Directors, Ringier AG, Zürich
	1946					Member of the Advisory Board of China Development Bank, Beijing
Beat Hess	July 6,	Swiss	2006	2010		Group Legal Director, Royal Dutch Shell plc, Den Haag
	1949
Thomas Koch	November 21,	German	2004	–		None
Secretary (not Member	1954
of the Board)

(i)	Kurt Feller will retire from the Board of Directors at the AGM in March 2007.

(ii)	Erwin W. Heri und Uli Sigg will be proposed for re-election for a period of four years at the Company’s Annual General Meeting to be held on March 8, 2007.

44 Ciba Specialty Chemicals / Financial Review 2006

THE BOARD OF DIRECTORS
The Board of Directors is the most senior body of Ciba Specialty Chemicals (“Board”). The Board defines the strategic direction and supervises the overall affairs of the Company. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities and initiates required activities.

     The Board has the ultimate responsibility for the principles of financing, investment policy, human resources, environmental and social policy and appointments and dismissals at top management level. The Board particularly decides on changes in the business portfolio and investments of fundamental importance as well as the structure of accounting, financial controlling and financial planning.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect the applicable principles in corporate governance including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

●
a Lead Director (to counterbalance the combined mandates of Chairman and CEO) who chairs meetings of the Board which only the non-executive Members of the Board are attending. He also leads the non-executive Members of the Board in all matters that require aseparate discussion and decision making process. In addition, the Lead Director chairs the Compensation Committee. Based on interviews withother Board Members, he prepares a review of the performance ofthe Chairman and CEO. He may act as a liaison between the Boardand the Chairman and CEO in delicate matters

●	broad supervisory and reviewing powers for the Board, directly supported by Internal Audit
●	independence of Board Members who are all non-executives of theCompany, with the exception of the Chairman
●	independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving onthe Human Resources and Nomination and the Finance Committees
●	having Audit Committee Members who are all non-executives withsignificant expertise particularly in the area of finance
●	having Compensation Committee Members who are all non-executives with broad practical experience in the area of employee and executive compensation
●	an annual self-assessment of the Board

The Board recognizes the importance of being fully informed on material matters involving the Group and ensures that it has sufficient information to make appropriate decisions through several means as for example:

●
receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management and information on all business events of fundamental significance not included in the regular reports [DCG 3.7]

●	regular attendance of Executive Committee Members and top management in meetings of the Board and its Committees
●
regular meetings of the Board and its Committees with external con-sultants in the area of finance, law and auditing. The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s DisclosureCommittee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required.

www.cibasc.com / Ciba Specialty Chemicals 45

CORPORATE GOVERNANCE

FUNCTIONING OF THE BOARD
The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board. In order for the Board to pass resolutions, at least half of its members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The Board shall meet at the invitation of the Chairman every time the need arises. By stating the reasons each Member of the Board may demand that the Chairman convene a meeting or includes an item on the agenda. The full Board usually meets eight times per year. Normally, the duration of these meetings ranges between four and eight hours [DCG 3.5.3] . In 2006 the Board held twelve meetings. The non-executive Members of the Board meet at least once per year in separate sessions under the leadership of the lead director and Vice Chairman.

TOPICS OF THE BOARD IN 2006
Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting (“AGM”) of the Shareholders, the Board put particular emphasis for the financial year 2006 on the following topics: group business strategy, divestiture of the Textile Effects Segment, mergers and acquisitions, positioning of segments and setting of their targets, investments in Asia, developments in China, introduction of the new Enterprise Resource Planning System (SAP), Code of Conduct including “zero tolerance” policy, and risk analysis.

THE CHAIRMAN OF THE BOARD AND CEO [DCG 3.5.1]
The Chairman of the Board is elected by the Board from its Members. As such, the Chairman of the Board is responsible for the invitation to and the agenda of the Board meetings, ensures that the Board defines the strategic direction of the Group within its competences, and is responsible for the implementation of the Group strategy as defined by the Board, for optimizing shareholder value and for safeguarding the interests of other stakeholders. The Chairman of the Board represents the overall interests of the Company, ensures close cooperation between the Board and the Executive Committee and supervises the implementation of the resolutions adopted by the Board.

     The Company has opted, for the time being, to combine the functions of Chairman and CEO. In the Board’s view the advantages of having fast decision making processes as well as the timely, complete and accurate information flow between the Board and the management of the Company, complemented by a strong Lead Director outweigh the potential risk the combination of the functions may have.

     The CEO is appointed by the Board. In this function, the CEO is responsible for the strategic management. The CEO chairs the meetings of the Chairman’s Committee and ensures the information flow inside and outside the Company. For more details, see The Executive Committee below.

THE VICE-CHAIRMAN AND LEAD DIRECTOR [DCG 3.5.1]
As Vice-Chairman, the Lead Director represents the Chairman in the latter’s absence. The Lead Director’s primary function is to provide for effective checks and balances in the governance of the Company. The Lead Director may convene and chair meetings without the Chairman being present, and is, together with the Compensation Committee, responsible for the performance review of the Chairman and CEO and may act as a liaison between the Board and the Chairman in delicate matters.

ADDITIONAL INFORMATION
With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1. b]. The term “independent” satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the New York Stock Exchange (“NYSE”) Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1. c].

     More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].

     There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss or foreign companies [DCG 3.3]. Other than as disclosed under Change of Control Provisions hereunder, there is no service contract between any Member of the Board and the Company providing for benefits upon termination of employment.

46 Ciba Specialty Chemicals / Financial Review 2006

THE EXECUTIVE COMMITTEE [DCG 4, 4.1, 4.2]

The Executive Committee consists of the Chairman’s Committee under the chair and leadership of the CEO and the Operations Committee, under the chair and leadership of the Chief Operating Officer (“COO”). The Chairman’s Committee is responsible for the development and preparation of the Group business strategy, Group policies and financial risk management to the attention of and approval by the Board and its Committees. Together with the Operations Committee the Chairman’s Committee is responsible to implement the strategy of the Group. The Chairman’s Committee is composed of the Chairman of the Board and CEO, the COO, the Chief Financial Officer (‘CFO’) and the Chief Technology Officer (‘CTO’) with regular attendance of the Head of Law and Environment.

     The Operations Committee is focusing on the operational management of the business [DCG 3.6] . It is composed of the COO, the CFO and the Segment Heads with regular attendance of the Head of Law and Environment.

	DATE OF			SIGNIFICANT POSITIONS OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	FUNCTION	AND POLITICAL MANDATES [DCG 4.2.A/B/C]
Armin Meyer	July 25,	Swiss	Chairman of the Board	Member of the Board of Directors, Zurich Financial Services, Zurich
	1949		and	Member of the Board of CEFIC (European Chemical Industry
			Chief Executive Officer	Council), Brussels
			(CEO)	Member of the Foundation Board IMD – International Institute
for Management Development, Lausanne
Brendan Cummins	May 18,	Irish	Chief Operating Officer	None
	1951		(COO)
Michael Jacobi	January 30,	German	Chief Financial Officer	Member of the Board of Phonak Holding AG, Stäfa
	1953		(CFO) (i)
Martin Riediker	June 28,	Swiss	Chief Technology Officer	Member of the Board, SGCI Schweizerische Gesellschaft für
	1952		(CTO)	Chemische Industrie, Zürich
Member of the Commission for Science and Research, economiesuisse
Member of the Advisory Board, Pangaea Ventures Ltd.,
Vancouver and Hillsborough, NJ
Member of the Advisory Board, Xintec, Inc,
Research Triangle Park, NC
Hermann Angerer	December 23,	Swiss	Head Segment	None
	1947		Coating Effects
Mark Garrett	May 11,	Australian	Head Segment	Member of the Board of TEGEWA Industry
	1962	and Swiss	Water & Paper Treatment (ii) Association, Frankfurt am Main
Giordano Righini	December 3,	Italian	Head Segment	None
	1949		Plastic Additives

(i)	Jürg Fedier, currently CFO Dow Chemicals Europe, will take over from Michael Jacobi, as CFO, effective mid-March 2007.

(ii)	James McCummiskey, former head of the Water Treatment business, took over from Mark Garrett as head of the Water & Paper Treatment segment on February 1, 2007.

ARMIN MEYER became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to innovation and highly qualified people. He has been a Member of the Board of the Company since its spin-off in 1997.

     Previously, Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a Member of the Executive Committee of ABB, a global technology Group.

     Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.

     Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

     In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.

BRENDAN CUMMINS became Chief Operating Officer on October 1, 2005. He joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance in Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and Administration North Asia with project responsibility for China. Following Management Training at Harvard in 1990, he moved to the Philippines as Head of Pharmaceutical Division and later was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Chief Executive Officer. In December 2001, he rejoined Ciba Specialty Chemicals as a Member of the Executive Committee and Executive Vice-President International Coordination and Human Resources. From early 2004 until September 2005, he was Head of the Plastic Additives Segment. He is a qualified accountant and is a Fellow of The Association of International Accountants.

www.cibasc.com / Ciba Specialty Chemicals 47

CORPORATE GOVERNANCE

MICHAEL JACOBI joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel, Switzerland in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, and was responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, and is responsible for Treasury, Mergers and Acquisitions, Investor Relations and Control. He has a Doctorate in Economics from the University of St. Gallen.

MARTIN RIEDIKER was appointed Chief Technology Officer in 2001. He joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Martin Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997, he was named Global President of the Consumer Care Division and became a Member of the Executive Committee of Ciba Specialty Chemicals. Martin Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

HERMANN ANGERER was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Hermann Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

MARK GARRETT was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/ Typar. He rejoined Ciba in 2001. He holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.

GIORDANO RIGHINI was appointed Head of the Plastic Additives Segment in 2005. He joined Chimosa Chimica Organica in Bologna, Italy in 1968, initially in the Research and Development Department, and later in the Production Department, as Group Leader. In 1979, Chimosa was taken over by Ciba-Geigy and became part of the Additives Division. In 1988, he was the Head of Production for the Pontecchio Marconi facility and in addition, responsible for Process Development and Technical Services. In 1991, Giordano Righini became Site Manager and in 1992, he became Head of the Additives Division for Italy. In 1997, after the establishment of Ciba Specialty Chemicals, he was promoted to Regional President of Southern Europe, as well as Managing Director of the Italian subsidiary. In 2004, he became global Head of the Business Line Coatings in Ciba Specialty Chemicals’ headquarters in Basel, Switzerland. Giordano Righini holds a diploma in Chemistry from the Forli Technical College, Italy and an honorary degree in chemistry for achievements in the industry from the University of Bologna, Italy.

There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.

CHANGES SINCE DECEMBER 31, 2005
With the divestment of the Segment Textile Effects to Huntsman, Eric Marohn, head of this Segment, left the Company June 30, 2006. Eric Marohn re-joined the Company on January 1, 2007 as Regional President NAFTA. On November 22, 2006, the Company announced that Michael Jacobi will leave the Company on March 31, 2007, and that Jürg Fedier, currently Head of Finance at Dow Chemical Europe, will succeed in the position of CFO and Member of the Company’s Executive Committee. On January 9, 2007, the Company announced that Mark Garrett is leaving the Company on February 1, 2007, and that James McCummiskey, currently Head of Business Line Water Treatment, will succeed in the position of Head of Segment Water & Paper Treatment and Member of the Company’s Executive Committee.

     On March 2, 2006, the Company announced that the Annual General Meeting elected Beat Hess, Group Legal Director for Royal Dutch Shell plc., as a new non-executive Member of the Board. During the same period, no Member of the Board left the Company [DCG 5.2.3].

48 Ciba Specialty Chemicals / Financial Review 2006

COMPENSATION

PRINCIPLES OF ALLOCATION [DCG 5.1]
Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses for Members of the Company's Executive Committee are based on corporate financial performance, i.e. on free cash flow, operating income and sales growth measured against relevant targets that are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal performance contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board of Directors, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see Note 18 to Consolidated Financial Statements.

DEVIATION FROM ACCRUAL PRINCIPLE [DCG 5]
The official commentary to the Directive on Information Relating to Corporate Governance requires the disclosure of management compensation according to the accrual principle. Adherence to this principle would entail that payments received and payments made are not to be accounted for at the time of their receipt or transfer, but rather allocated to the specific period to which they are attributable in economic terms. As the Company reports its financial results in early February and holds its AGM in early March, there is not enough time for all the performance reviews to be conducted with the Company's top executives. These reviews are a pre-condition for the determination of the incentive payments. The Company therefore reports amounts effectively paid in the reporting period, irrespective of the period to which they are economically attributable.

NON-EXECUTIVE MEMBERS OF THE BOARD [DCG 5.2.2.B]
In 2006, the non-executive Members of the Board in the aggregate received as gross compensation a total of CHF 827 483 [DCG 5.2.1]. In addition, they were granted 7 864 Shares by the Company [DCG 5.4.b] and held a total of 33 409 Shares as at December 31, 2006 (including those allocated in 2006) [DCG 5.5.b].

    In addition, these persons continue to hold the following options that were granted earlier by the Company [DCG 5.6.b]:

YEAR OF ALLOCATION	TERM (YEARS)	SUBSCRIPTION RATIO	NUMBER	STRIKE PRICE (CHF)
2002	5	1:1	9 280	109.00

As from 2003, the Company ceased to grant any options to non-executive Members of the Board. figures reported above [DCG 5.5].

EXECUTIVE MEMBERS OF THE BOARD AND MEMBERS OF THE EXECUTIVE COMMITTEE [DCG 5.2.2.A]
In 2006, the executive Member of the Board and the Members of the Company's Executive Committee in the aggregate received as gross compensation a total of CHF 7 103 509 [DCG 5.2.1]. In addition, they were granted 61 935 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 158 837 Shares as at December 31, 2006 (including those allocated in 2006) [DCG 5.5.a].

    In addition, these persons continue to hold the following options that were granted earlier by the Company [DCG 5.6.a]:

YEAR OF ALLOCATION	TERM (YEARS)	SUBSCRIPTION RATIO	NUMBER	STRIKE PRICE (CHF)
2002	5	1:1	135 640	109.00

As from 2003, the Company ceased to grant any options to the executive Member of the Board and to the Members of the Company's Executive Committee.

HIGHEST TOTAL COMPENSATION [DCG 5.9]
In 2006, the Member of the Board with the highest total compensation received as gross compensation a total of CHF 2 133 329. In addition, in 2006, this person was allocated
15 912 restricted Shares and 3 060 unrestricted Shares.

ADDITIONAL FEES AND LOANS
None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2006 other than as disclosed in this report [DCG 5.7], nor have they been extended any loans [DCG 5.8].

FORMER MEMBERS [DCG 5.3]
In 2006, two former Members of the Executive Committee who had left the Company in 2004 and 2005, respectively, have received total compensation of gross CHF 653, 470 [DCG 5.3.2.a]. In addition, in 2006, these persons were allocated 2 652 restricted and 1 428 unrestricted shares. In 2006, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b].

CLOSELY LINKED PERSONS
The Company has not made any Share [DCG 5.4], option [DCG 5.6] or any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party that is closely linked to Members of the Board or to Members of the Company's Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].

    Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

www.cibasc.com / Ciba Specialty Chemicals 49

CORPORATE GOVERNANCE

BOARD PRACTICES

TERM OF OFFICE
The Members of the Board are individually elected by the General Meeting of Shareholders for a term of between one and four years to allow for a staggered Board [DCG 3.4.1]; a re-election is possible [DCG 3.4.1] . For an overview of the individual election terms, see the table in the preceding Directors and Senior Management section [DCG 3.4.2] . A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

BOARD COMMITTEES [DCG 3.5]
Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board.

AUDIT COMMITTEE
Composition: The Audit Committee is composed of 3 non-executive Members of the Board. At least once a year, the Committee meets without other representatives of the Company with the Internal Audit Department and the audit partner in charge of the external audit.

     Mission: The Audit Committee evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee nominates for the attention of the Board the Head of Internal Audit and proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints (“whistleblowing”), the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-contactthechairman.htm). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”).

FINANCE COMMITTEE
Composition: The Finance Committee is composed of two non-executive Members of the Board and the Chairman of the Board who chairs the Finance Committee.

     Mission: The Finance Committee develops, for the attention of the Board, principles for financial planning, finance policy, accounting and reporting, disclosure and control, and reviews concepts of financial objectives to optimize shareholder value. The Finance Committee is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets. The Finance Committee prepares the decisions of the Board concerning proposal on dividend payments and changes in the stock exchange listings.

COMPENSATION COMMITTEE
Composition: The Compensation Committee is composed of three non-executive Members of the Board. The Lead director chairs the Compensation Committee.

    Mission: The Compensation Committee develops, recommends and reviews, for the attention of the Board, the group compensation principles in accordance with the overall Company objectives and proposes compensation of the Members of the Board and of the Executive Committee to the full Board for approval [DCG 5.1].

HUMAN RESOURCES AND NOMINATION COMMITTEE
Composition: The Human Resources and Nomination Committee is composed of three non-executive Members of the Board and the Chairman of the Board who chairs the Human Resources and Nomination Committee.

     Mission: The Human Resources and Nomination Committee develops, for the attention of the Board, the objectives and principles of the human resource policy and its implementation. The Human Resources and Nomination Committee defines the principles for the selection of candidates for election or re-election to the Board by the Annual General Meeting and prepares a selection of candidates in accordance with these criteria and develops strategies on management and cooperation, management development and education and enhancement of the Group’s reputation in the human resources area.

BOARD COMMITTEE MEMBERSHIPS [DCG 3.5.2]

HUMAN
RESOURCES AND
	AUDIT	FINANCE	NOMINATION	COMPENSATION
NAME	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE
A. Meyer		˜	˜
K. Feller	™	™	™	˜
E.W. Heri	˜	™
G. Höhler			™	™
J.-M. P. Lehn
P. Littmann			™	™
U. Sigg	™
B. Hess				™
˜ = Chairman
™ = Member

FUNCTIONING OF THE BOARD COMMITTEES
The Board Committees meet between two and six times per year. The duration of such meetings generally is between two and four hours. [DCG 3.5.3].

     The Company’s “Rules Governing the Organization” and Committee charters set out the powers and responsibilities of the Board Committees. In order for the Board Committees to pass resolutions, at least half of their Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference.

BUSINESS BEHAVIOR
So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely and understandable disclosure in public reports, the Company relies on its Code of Conduct which applies to all Ciba employees world-wide and on its Financial Code of Ethics which applies to about 300 individuals playing a major role in the financial reporting process. Both documents can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-codes.htm). In 2006, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct or its Financial Code of Ethics to the CEO, the CFO, or the Group Controller.

50 Ciba Specialty Chemicals / Financial Review 2006

ORGANIZATIONAL AND CAPITAL STRUCTURE
Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange. As at December 31, 2006, the Company’s market capitalization amounted to CHF 5 470 926 305 (67 500 633 shares at a price of CHF 81.05 each).

SECURITY		STOCK EXCHANGE	TICKER SYMBOL		SECURITY NUMBER			ISIN CODE
Share with CHF 1 nominal value		SWX/virt-x		CIBN		581 972	CH 000 581972 4
ADS		NYSE		CSB	CUSIP: 17162 W206			N/A

The Company’s nominal Share Capital amounts to CHF 69 064 617 and is divided in 69 064 617 Shares with a nominal value of CHF 1 each. On
May 17, 2005, the nominal value per Share was reduced from CHF 3 to
CHF 1, giving effect to a resolution of the Company’s shareholders taken on March 3, 2005 [DCG 2.1/2.3].

The Company only has one class of Shares and has no bonus certificates
[DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the
Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the following ordi-
nary, authorized and conditional capitals [DCG 2.2/2.3]:

	NOMINAL
	VALUE OF	ORDINARY					CONDITIONAL CAPITAL FOR
DATE OF ARTICLES OF ASSOCIATION	SHARES	SHARE CAPITAL	AUTHORIZED CAPITAL		CONDITIONAL CAPITAL		EMPLOYEE PARTICIPATION
Article in Articles of Association		4 para. 1		4 para. 3		4 para. 4		4 para. 5
			number of	nominal	number of	nominal	number of	nominal
			Shares	value	Shares	value	Shares	value
	(CHF)	(CHF)	(million)	(CHF million)	(million) (CHF million)		(million) (CHF million)
April 20, 1998	10	721 301 170	4	40	4	40	2	20
March 22, 2002	9	649 171 053	4	36	4	36	2	18
March 6, 2003	6	432 780 702	4	24	4	24	2	12
February 26, 2004	3	212 479 851	4	12	4	12	2	6
March 3, 2005	1	69 064 617	4	4	4	4	2	2
March 2, 2006	1	69 064 617	4	4	4	4	2	2

For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http:// www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-articlesofassociation.htm). The German version, which is legally binding in Switzerland, can be downloaded from the same internet address.
     For information about the Company’s major shareholders see Financial Review – Note 8 to the Financial Statements of Ciba Specialty Chemicals Holding Inc. [DCG 1.2] . Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/admission/being_public/disclosure/major_shareholders_en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3] .

GROUP STRUCTURE [DCG 1.1]
For the Company’s major subsidiaries, including listed companies and group structure, see Financial Review – Major Consolidated Subsidiaries and Associated Companies [DCG 1.1.2 and 1.1.3] . For the description of the operational structure of the Company, see Description of Segments in Business Segment Data [DCG 1.1.1] .

VOTING CAP AND REGISTRATION RESTRICTIONS, NOMINEES [DCG 2.6]
No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share Capital. A shareholder purchasing more than 2 percent of the Company’s Share Capital will be recorded in the Company’s Share register for the Shares in excess of

2 percent of the Company’s Share Capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2006, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2] . For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1] .
     Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3] .
     For information about the Company’s treasury stock, see Note 17 to the Consolidated Financial Statements.
     At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which they hold the Shares [DCG 6.1.1] . In 2006, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2] . In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4] . A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval of two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3] .

www.cibasc.com / Ciba Specialty Chemicals  51

CORPORATE GOVERNANCE

ANNUAL GENERAL MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS
Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 100 000. This equals 0.145 percent of the Company’s total Shares. A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4] . For the AGM to be held on March 8, 2007, the Company published the deadline date (January 8, 2007) on its website on December 13, 2006. The record date for participation at the AGM is March 6, 2007, while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5] . The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

     There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the Shares represented at a shareholders’ meeting (i.e. a simple majority of the Shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the Shares represented at such meeting is required for [DCG 6.2]:

(i)     any change to the Company’s business purpose,
(ii)    the creation of Shares with privileged voting rights,
(iii)   the creation of restrictions on the transferability of registered Shares, or the elimination of transfer restrictions [DCG 2.6.4],
(iv)   an authorized or conditional increase in the Company’s Share Capital,
(v)    an increase in the Company’s Share Capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,
(vi)   the restriction or elimination of preemptive rights of shareholders,
(vii)  a relocation of the domicile of the Company, or
(viii) the dissolution of the Company other than by liquidation (for example, by way of a merger).
In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

DIVIDENDS AND DIVIDEND POLICY
The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other factors.
Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend.
In practice, the shareholders usually approve the dividend proposal of the Board.

Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

AGM YEAR		DIVIDEND PAYMENT (CHF)	CAPITAL REDUCTION
1998		2	0
1999		2	0
2000		2	0
2001		2	0
2002		2	1
2003		0	3
2004		0	3
2005		1	2
2006		3	0
2007	(i)	3	0

(i)	For the financial year 2006, the Board proposes to the shareholders to pay a dividend of CHF 3.00 per Share. The shareholders will vote on this proposal at the Company’s AGM of shareholders on March 8, 2007. If the shareholders approve this proposal, the dividend payment is expected to be made on March 13, 2007.

CONVERTIBLE BONDS AND WARRANTS/OPTIONS [DCG 2.7]
With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding.

52 Ciba Specialty Chemicals / Financial Review 2006

ADDITIONAL INFORMATION

CHANGE OF CONTROL PROVISIONS [DCG 7]
If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its Articles, the Company has no opting out or opting up provisions [DCG 7.1].

     In 2006, according to employee retention agreements with the Company, all Members of the Executive Committee plus three senior managers were entitled to payments for severance resulting from a change of control. For nine executives, such payments would on average have amounted to less than twice that of a total annual compensation. One Member of the Executive Committee had a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation [DCG 7.2].

     Effective February 1, 2007, the Company and all of the respective individuals agreed without any compensation to cancel these agreements.

AUDITORS [DCG 8]
The Company’s auditors are Ernst & Young Ltd, Zurich. They have been elected by the shareholders at the 2006 AGM until the AGM 2007 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young Ltd be re-elected for another year. At the Company’s AGM to be held on March 8, 2007, the shareholders will vote on this proposal.

     Ernst & Young Ltd’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].

     Fees paid by the Company in 2006 and 2005 to its auditors were as follows [DCG 8.2/8.3]:

	2006		2005
	THOUSAND	IN % OF	THOUSAND	IN % OF
	CHF	TOTAL FEES	CHF	TOTAL FEES
Audit fees	8 243	65%	6 210	59%
Audit-related fees	4 352	34%	3 836	36%
Tax fees	178	1%	514	5%
All other fees	9	0%	28	0%
Total fees	12 782	100%	10 588	100%

Audit-related work includes Sarbanes-Oxley Act 404 implementation services, audit-related services in connection with the divestment of the Textile Effects business, services in connection with the implementation of the new Company-wide information technology system and services in connection with the Company’s pension plans. Tax services include assistance with tax filings and transfer pricing studies. Other services include assistance with translation. The Audit Committee maintains a policy for the pre-approval of audit and of non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/index/cmp-index/cmp-about/cmp-abo-corporategovernance/cmp-abo-cog-codes.htm). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4] . The audit fees will be determined according to a yearly benchmark made with comparable companies.

INFORMATION POLICY [DCG 9]
The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by email. The Investor Relations homepage (http://www.cibasc.com/index/inv-index.htm) contains comprehensive information for Investors. The Company – About Us page contains comprehensive information on the Company, including links to Corporate Governance, Organization, Social Responsibility and Corporate Publications (http://www.cibasc.com/index/cmp-index/cmp-about.htm). Interested parties may also subscribe to a news release email service (http://www.cibasc.com/index/med-index/med-subscription.htm).

     As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the SEC, can be downloaded (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001035497&owner=include&count =40).

     The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. In addition, the Company publishes the AGM meeting notice in several newspapers in Switzerland. The Company homepage contains also all AGM relevant information including the AGM minutes (http://www.cibasc.com/index/inv-index/inv-info/inv-inf-agm.htm).

     For publication dates of the Company’s financial reports, please consult the Investor Relations sub-page (http://www.cibasc.com/index/inv-index.htm).
     Enquiries by telephone may also be made to: Investor Relations +41 61 636 5081 and to Group Communications +41 61 636 4444.

www.cibasc.com / Ciba Specialty Chemicals  53

SUMMARY OF SELECTED FINANCIAL DATA
(in millions of Swiss francs, except share and per share data)

	2006	2005	2004	2003		2002
Results of operations
Net sales	6 352	6 035	5 630	5 155		5 447
Operating income before restructuring, impairment and other charges	531	509	546	494		625
Restructuring, impairment and other charges (5)	(69)	(120)	(91)	0		0
Operating income	462	389	455	494		625
Income from continuing operations (2)	259	200	236	301		318
Income (loss) from discontinued operations, net of tax	53	(456)	70	44		101
Loss on sale of discontinued operations, net of tax	(353)	0	0	0		0
Cumulative effect of change in accounting principles, net of tax	0	0	0	(16	)(1)	0
Net income (loss) (2) (4)	(41)	(256)	306	329		419
Earnings (loss) per share, basic and diluted
Continuing operations (2) (4)	3.91	3.06	3.57	4.41		4.65 (4)
Discontinued operations	(4.54)	(6.98)	1.07	0.64		1.47
Cumulative effect of change in accounting principles	0.00	0.00	0.00	(0.23	) (1)	0.00
Net income (loss) per share (2) (4)	(0.63)	(3.92)	4.64	4.82		6.12 (4)
Equity per share	47.61	58.73	62.78	62.76		63.55
Dividend per share (3)	3.00	3.00	1.00	0.00		0.00
Capital reduction per share (3)	0.00	0.00	2.00	3.00		3.00
Weighted average number of shares outstanding
Basic	66.2	65.3	66.1	68.4		68.5
Diluted	66.2	65.3	66.1	68.4		68.6

Other data – continuing operations
Net sales development percentage	5%	7%	9%		(5)%	(3)%
Depreciation and amortization of other intangibles	359	372	344	313		316
Operating income margin before restructuring, impairment and other charges	8.4%	8.4%	9.7%		9.6%	11.5%
Operating income margin	7.3%	6.4%	8.1%		9.6%	11.5%
Capital expenditures	236	246	245	205		246
Research and development	270	272	259	249		257
Personnel costs	1 757	1 835	1 761	1 722		1 771
Number of employees at year end (6)	14 130	19 105	19 338	18 658		19 007

Balance sheet data
Current assets	3 554	4 267	4 381	4 936		5 306
Property, plant and equipment, net	2 576	2 693	2 627	2 557		2 747
Total assets	9 081	10 612	10 996	11 095		11 811
Short-term debt	173	266	547	245		1 481
Long-term debt	2 709	2 941	2 916	3 187		2 344
Common stock	69	69	212	433		649
Shareholders’ equity	3 214	3 903	4 152	4 253		4 381

(1)	The Company applied FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(2)	Effective January 1, 2003, the Company adopted SFAS No. 123 “Accounting for Stock-Based Compensation”, as amended. Had the Company applied the fair value method for 2002, pro forma income from continuing operations, net of tax, would have been CHF 307 million and pro forma net income would have been CHF 408 million, pro forma basic earnings per share for income from continuing operations would have been CHF 4.49 and for net income would have been CHF 5.96, and pro forma diluted earnings per share for income from continuing operations would have been CHF 4.48 and for net income would have been CHF 5.95.

(3)	The Board of Directors proposes a cash dividend payment to the Company’s shareholders in 2007 of CHF 3.00 per share, based on 2006 results, which is reflected in the 2006 column in the table above. The dividend is subject to shareholder approval at the Annual General Meeting to be held on March 8, 2007.

(4)	For 2002, the figures presented are only basic per share amounts. Diluted per share amounts for 2002 are CHF 4.64 for income from continuing operations and CHF 6.11 for net income.

(5)	Restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

(6)	The number of employees figures for 2005 and prior years include both continuing as well as discontinued operations.

54 Ciba Specialty Chemicals / Financial Review 2006

	2006	2005	2004	2003	2002
Business segment data
Plastic Additives
Net sales	2 090	1 938	1 895	1 822	1 903
Operating income	312	260	224	165	225
Operating income margin	14.9%	13.4%	11.9%	9.1%	11.8%

Coating Effects
Net sales	1 801	1 703	1 721	1 717	1 826
Operating income	244	226	286	297	331
Operating income margin	13.6%	13.2%	16.6%	17.3%	18.1%

Water & Paper Treatment
Net sales	2 461	2 394	2 014	1 616	1 718
Operating income	81	128	128	125	163
Operating income margin	3.3%	5.4%	6.3%	7.8%	9.5%

Trading prices on the Swiss Exchange (price per share in CHF)
Annual highs	84.95	85.00	96.14	101.50	128.00
Annual lows	63.30	72.51	76.70	74.75	89.75
Period end	81.05	85.00	86.50	92.37	89.79

www.cibasc.com / Ciba Specialty Chemicals  55

MAJOR CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES

AMERICAS	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
ARGENTINA
Ciba Especialidades Químicas S.A.,
Buenos Aires	100	■
BERMUDA
Chemical Insurance Company Ltd.,
Hamilton	100				■
Ciba Specialty Chemicals Eurofinance Ltd.,
Hamilton	100				■
Ciba Specialty Chemicals International Finance Ltd.,
Hamilton	100				■
BRAZIL
Ciba Especialidades Químicas Ltda.,
São Paulo	100	■	■
CANADA
Ciba Specialty Chemicals Canada Inc.,
Mississauga	100	■	■
CHILE
Ciba Especialidades Químicas Ltd.,
Santiago de Chile	100	■
COLOMBIA
Ciba Especialidades Químicas S.A.,
Bogotá	100	■
MEXICO
Ciba Especialidades Químicas Mexico S.A. de C.V.,
Mexico	100	■	■
PANAMA
Ciba Especialidades Químicas Colon S.A.,
Colon	100	■
UNITED STATES OF AMERICA
Ciba Specialty Chemicals Corporation,
Tarrytown, NY	100	■	■	■

ASIA PACIFIC
AUSTRALIA
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	■	■
BAHRAIN
Ciba Specialty Chemicals Middle East W.L.L.,
Manama (Al Seef District)	100	■
CHINA
Ciba Specialty Chemicals (China) Ltd., Shanghai	100	■		■	■
Ciba Specialty Chemicals (Hong Kong) Ltd.,
Hong Kong	100	■
Ciba Specialty Chemicals (Shanghai) Ltd.,
Shanghai	100	■

56 Ciba Specialty Chemicals / Financial Review 2006

	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
CHINA (continued)
Ciba Specialty Chemicals (Suzhou) Co., Ltd.,
Suzhou	100		■
Guangzhou Ciba Specialty Chemicals Co. Ltd.,
Guangzhou	80		■
Qingdao Ciba Pigments Co. Ltd., Quingdao	91		■
Shanghai Ciba Gao-Qiao Chemical Co. Ltd.,
Shanghai	75	■	■
Xiagtan Chemicals & Pigments Co. Ltd.,
Xiangtan	49	■	■
INDIA
Ciba India Private Ltd., Mumbai	100			■	■
Ciba Specialty Chemicals (India) Ltd., Mumbai(i)	69	■	■
Diamond Dye-Chem Ltd., Mumbai(ii)	69	■	■
INDONESIA
PT Ciba Specialty Chemicals Indonesia, Jakarta	100	■
PT Intercipta Kimia Pratama, Jakarta	60	■	■
PT Latexia Indonesia, Jakarta	100	■	■
JAPAN
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	■	■
Ciba Specialty Chemicals K.K., Osaka	100	■		■
Musashino-Geigy Company Ltd.,
Kitaibaraki	75	■	■
Nippon Alkyl Phenol Co. Ltd., Tokyo	47	■	■
REPUBLIC OF KOREA (SOUTH KOREA)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	■	■
Daihan Swiss Chemical Corporation, Seoul	100	■	■	■
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	■	■
MALAYSIA
Ciba Specialty Chemicals (Malaysia) Sdn Bhd,
Klang	100	■	■
NEW ZEALAND
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	■	■
SINGAPORE
Ciba Specialty Chemicals (Singapore) Ptd Ltd,
Singapore	100	■
Ciba Specialty Chemicals Industries
(Singapore) Pte Ltd, Jurong Island	100	■	■
SOUTH AFRICA
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	■
TAIWAN
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	■	■
THAILAND
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	■	■

56a Ciba Specialty Chemicals / Financial Review 2006

EUROPE	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
AUSTRIA
Ciba Spezialitätenchemie Österreich GmbH,
Pischelsdorf/Zwentendorf	100	■	■
BELGIUM
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	■
DENMARK
A/S Alfred Gad, Lynge	100	■
FINLAND
Ciba Specialty Chemicals Oy, Raisio	100	■	■	■	■
Finnamyl Oy, Raisio	100	■	■
FRANCE
Ciba Spécialités Chimiques SA, Saint Fons	100	■	■	■
GERMANY
Ciba Spezialitätenchemie Grenzach GmbH,
Grenzach-Wyhlen	100		■	■
Ciba Spezialitätenchemie Holding
Deutschland GmbH, Lampertheim	100				■
Ciba Spezialitätenchemie Lampertheim GmbH,
Lampertheim	100	■	■	■
HUNGARY
Ciba Specialty Chemicals
Central Eastern Europe Ltd., Budapest	100	■
ITALY
Ciba Specialty Chemicals S.p.A.,
Sasso Marconi (Bologna)	100	■	■	■
Magenta Master Fibers S.r.l., Milano	60	■	■
LUXEMBOURG
Ciba Specialty Chemicals Finance
Luxembourg S.A., Luxembourg	100				■
NETHERLANDS
Ciba Specialty Chemicals International
Nederland B.V., Maastricht	100				■
Ciba Specialty Chemicals (Maastricht) B.V.,
Maastricht	100	■	■	■
Ciba Specialty Chemicals Heerenveen B.V.,
Heerenveen	100	■	■	■
SPAIN
Ciba Especialidades Químicas S.L., Barcelona	100	■	■
SWEDEN
Ciba Specialty Chemicals Sweden AB, Göteborg	100	■
AB CDM, Västra Frölunda	100	■

www.cibasc.com / Ciba Specialty Chemicals  57

	GROUP HOLDING %	SELLING	MANUFACTURING	RESEARCH	SERVICES, FINANCE
SWITZERLAND
Ciba Specialty Chemicals Holding Inc., Basel (iii)					■
Ciba Spécialités Chimiques Monthey SA,
Monthey	100		■
Ciba Spezialitätenchemie AG,
Basel	100	■	■	■
Ciba Spezialitätenchemie Finanz AG,
Basel	100				■
Ciba Spezialitätenchemie International AG,
Basel	100				■
Ciba Spezialitätenchemie Kaisten AG,
Kaisten	100		■
Ciba Spezialitätenchemie Schweizerhalle AG,
Muttenz	100		■
Ciba Spezialitätenchemie Services AG,
Basel	100				■
CIMO Compagnie Industrielle de Monthey SA,
Monthey	50				■
TURKEY
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd.,
Istanbul	100	■
UNITED KINGDOM
Ciba Specialty Chemicals PLC,
Macclesfield	100	■	■	■
Ciba Specialty Chemicals Investment PLC,
Macclesfield	100				■
Pira International Limited, Leatherhead	100	■		■

To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein, with the exception of Ciba Specialty Chemicals Holding Inc. and of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

(i)  The shares of Ciba Specialty Chemicals (India) Limited, Mumbai, ("CSCIL") are listed on the Bombay Stock Exchange Limited (www.bseindia.com) under the scrip name "CIBA SPE CH"; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2006, was approximately CHF 98.96 million (INR 3636.95 million).  As of December 31, 2006, the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.

(ii)  Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.

(iii) Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of CIba Specialty Chemicals Group.  Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company's American Depository Shares ("ADSs") are listed on the New York Stock Exchange.  Two ADSs represent one Share of the Company's common stock.

www.cibasc.com / Ciba Specialty Chemicals 57a

CIBA SPECIALTY CHEMICALS HOLDING INC. FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

STATEMENT OF INCOME	2006	2005
Financial income	73	145
Other income	16	0
Total income	89	145
Administrative expenses	8	6
Financial expenses	12	31
Taxes	4	1
Total expenses	24	38
Profit for the year	65	107

	DECEMBER 31,	DECEMBER 31,
BALANCE SHEET	2006	2005
Assets
Cash and cash equivalents	0	191
Accounts receivable: subsidiaries	8	7
Total current assets	8	198
Financial investments	2 676	2 540
Total long-term assets	2 676	2 540
Total assets	2 684	2 738

Liabilities and shareholders’ equity
Liabilities
Subsidiaries	96	0
Third parties	15	34
Bonds	300	300
Accrued liabilities	126	126
Total liabilities	537	460
Shareholders’ equity
Common stock	69	69
Legal reserves
General reserve	1 499	1 463
Treasury stock reserve	16	49
Retained earnings brought forward	563	697
Total shareholders’ equity	2 147	2 278
Total liabilities and shareholders’ equity	2 684	2 738

NOTES TO THE FINANCIAL STATEMENTS OF CIBA SPECIALTY CHEMICALS HOLDING INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations.

     The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.

2. CONTINGENCIES
	2006	2005
Guarantees for capital and interests
for “Industrial Revenue Bonds”	173	218
Guarantees for the benefit of subsidiaries	292	301
Guarantees for bonds and notes
for the benefit of subsidiaries	2 328	3 906
Total as per December 31,	2 793	4 425

Ciba Specialty Chemicals Holding Inc. is part of the value-added tax group of the Swiss affiliated companies of Ciba Specialty Chemicals and is therefore jointly and severally liable to the Swiss federal tax administration for their value-added tax liabilities.

3. BONDS
In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009.

4. FINANCIAL INVESTMENTS
Financial investments include loans to subsidiaries amounting to CHF 996 million (2005: CHF 384 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section “Major Consolidated Subsidiaries and Associated Companies”.

5. TREASURY STOCK (NUMBER)
	2006	2005
Treasury stock on January 1,	2 607 215	4 686 272
Purchased at market prices	1 496 342	1 471 626
Sold at market prices	(2 539 573)	(1 788 683)
Cancellation at market prices
as per resolution passed at the
Annual General Meeting of the
Shareholders on March 3, 2005	–	(1 762 000)
Treasury stock on December 31,	1 563 984	2 607 215

58 Ciba Specialty Chemicals / Financial Review 2006

6. COMMON STOCK
The Annual General Meeting of the Shareholders on April 20, 1998 and on March 3, 2005 resolved the following:

Authorised increase of common stock
Until February 26, 2006 the Board of Directors is allowed to issue up to 4 million fully paid in registered shares at a par value of CHF 1 per share. This would result in an increase of the common stock by up to CHF 4 million. The Annual General Meeting of Shareholders on March 2, 2006 extended this term until March 2, 2008.

Conditional increase of common stock
The Company’s common stock can be increased by issuance of up to 4 million fully paid in registered shares at a par value of CHF 1 per share. This increase of the common stock by up to CHF 4 million is restricted to the execution of option and conversion rights. The subscription rights of the existing shareholders may be excluded.

     The Company’s common stock can be increased by issuance of up to 2 million fully paid in registered shares at a par value of CHF 1 per share. This increase of the common stock by up to CHF 2 million is restricted to the execution of option and conversion rights granted to the Company’s employees.

7. MAJOR SHAREHOLDERS
According to our knowledge the following shareholders hold or held more than 2 percent of the Company’s common stock:

	2006	2005
Templeton Group*	13.0%	–
Chase Nominees Ltd, London*	1.7%	4.2%
Mellon Bank N.A., Everett MA*	4.7%	3.8%
Nortrust Nominees, London*	1.8%	2.2%

(*registered as nominees)
These shareholders may use their voting rights up to 2 percent of the common stock.

PROPOSED APPROPRIATION OF RETAINED EARNINGS
	2006	2005
Retained earnings of previous year	498	590
Profit for the year	65	107
Total retained earnings	563	697
Distribution of a dividend of CHF 3.00 gross
(2005: 3.00 CHF) on 67 500 633 registered
shares with a nominal value of 1.00 CHF per share
(excluding treasury stock)	202	199
Balance to be carried forward	361	498

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC.

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see page 58 to 59) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2006.

     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with the Swiss law and the Company’s articles of incorporation.

     We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Cherrie Chiomento	Patrick Fawer
(in charge of the audit)

Zurich, February 12, 2007

www.cibasc.com / Ciba Specialty Chemicals 59

GLOSSARY OF FINANCIAL TERMS

BASIC EARNINGS PER SHARE is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

CASH FLOWS FROM OPERATING ACTIVITIES is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

CASH FLOW HEDGES are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

COMMERCIAL PAPER are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

COMPREHENSIVE INCOME is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instruments’ fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the pension funded status during the current year which is not recognized in the Statement of Income, net of tax.

DEFINED BENEFIT PENSION PLAN is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

DEFINED CONTRIBUTION PENSION PLAN is a pension plan that provides employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

DERIVATIVES, DERIVATIVE FINANCIAL INSTRUMENTS are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments used by the Company include forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

DILUTED EARNINGS PER SHARE is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Anti-dilutive effects are not considered.

EQUITY PER SHARE is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares) at the balance sheet date.

FAIR VALUE HEDGES are hedges of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such asset or liability, (the hedged item) that is attributable to a particular risk.

FREE CASH FLOW is cash flows from operating activities from continuing operations before restructuring payments less net cash from investing activities before sale (acquisition) of businesses, net of cash.

GOODWILL is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.

GROSS PROFIT MARGIN is gross profit expressed as a percentage of net sales.

A HEDGE is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A HEDGED ITEM is specifically identified as either all or a specific portion of a recognized asset, a liability, a forecasted transaction or of an unrecognized firm commitment.

HEDGE EFFECTIVENESS is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.

HEDGE INEFFECTIVENESS is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.

INTENSITY is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

INVESTED CAPITAL is calculated as total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable, accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

NET CASH PROVIDED BY OPERATING ACTIVITIES has the same meaning as Cash Flows from Operating Activities.

NET CURRENT OPERATING ASSETS is the sum of inventories and accounts receivable less accounts payable.

NET DEBT is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

NET SALES DEVELOPMENT PERCENTAGE percentage is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.

NET SALES DEVELOPMENT PERCENTAGE, IN LOCAL CURRENCIES is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.

OPERATING INCOME MARGIN is operating income expressed as a percentage of net sales.

OTHER INTANGIBLE ASSETS are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how; trade secrets, including processes and formulations; certain agreements such as licensing, royalty, non-compete, supply contracts, and operating permits; and customer relationships, lists, and contracts.

60 Ciba Specialty Chemicals / Financial Review 2006

CONTACT INFORMATION

CIBA SPECIALTY CHEMICALS INC.
Klybeckstrasse 141 CH-4002 Basel Switzerland T +41 61 636 1111 F +41 61 636 1212

INTERNET ADDRESS
www.cibasc.com

GROUP COMMUNICATIONS
For media inquiries, please contact:

HEADQUARTERS
SWITZERLAND
Thomas Gerlach
T +41 61 636 4444
F +41 61 636 3019

INVESTOR RELATIONS
For investor or analyst inquiries, please contact:

HEADQUARTERS
SWITZERLAND
Matthias A. Fankhauser
T +41 61 636 5081
F +41 61 636 5111

Siegfried Schwirzer
T +41 61 636 5084
F +41 61 636 5111

SHARE REGISTER
To change shareholder address:
Ciba Specialty Chemicals Holding Inc. c/o ShareCommService AG
P.O. Box
CH-8152 Glattbrugg Switzerland
T +41 44 809 5858
F +41 44 809 5859

FINANCIAL CALENDAR

CIBA SPECIALTY CHEMICALS REPORTING DATES:

First Quarter 2007 financial results	May 3, 2007
First Half 2007 financial results	August 16, 2007
Third Quarter 2007 financial results	November 6, 2007

The Annual General Meeting of Shareholders
for the 2006 financial year will take place on	March 8, 2007
in Basel, Switzerland.

Expected dividend payment date	March 13, 2007

Ciba Specialty Chemicals’ 2006 Annual Report consists of the Business Review and the Financial Review.
The documents are published in both English and German.
Design and production: Trimedia.Comfactory, Basel Concept: Addison Corporate Marketing, London
Printed in Switzerland by Birkhäuser+GBC AG
© Ciba Specialty Chemicals Inc. 2007